Notice of 2022 Annual Meeting of
Shareholders and Proxy Statement



JBG SMITH

Our Mission

Our mission is to own and operate a high-quality portfolio of Metro-served, urban-infill multifamily, office, and retail assets concentrated in the Washington region—and to grow the portfolio through value-added development and acquisitions.

We are not just measured in square feet.

Focused exclusively in our Nation's capital region, JBG SMITH is a fully integrated pure-play real estate investment trust (REIT) that owns, manages, and develops high-quality, mixed use real estate located in urban, infill locations. Our portfolio totals 17.4 million square feet of high-growth office, multifamily and retail assets at share in prime Washington, DC metro area locations, with a significant pipeline of new assets under construction and a robust collection of future development opportunities.

We are where investment meets community.

JBG SMITH is the successor to two of Washington's most prolific, deeply rooted, regional real estate institutions and is a testament to over 65 years of building and maintaining best-in-class companies with breadth, integrity, creativity and a collaborative vision.



Message from
Chief Executive Officer

March 17, 2022

Dear Shareholder:

You are cordially invited to the 2022 Annual Meeting of Shareholders (the "Annual Meeting") of JBG SMITH Properties to be held on Friday, April 29, 2022 at 8:30 a.m., EDT. This year's Annual Meeting will be held in a virtual meeting format only. You will be able to attend the Annual Meeting virtually, vote your shares and submit questions during the Annual Meeting by visiting: www.virtualshareholdermeeting.com/JBGS2022.

At the Annual Meeting, shareholders will be asked to (i) elect 11 trustees to our Board of Trustees, (ii) approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in our Proxy Statement ("Say-on-Pay"), (iii) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022, and (iv) transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof. The accompanying Notice of Annual Meeting and Proxy Statement describe these matters.

Our Board of Trustees appreciates and encourages your participation in the Annual Meeting. Whether or not you plan to attend the virtual Annual Meeting, it is important that your shares be represented. Accordingly, please vote your shares by submitting your proxy. If you do attend the Annual Meeting, you may revoke your proxy by electronically voting during the Annual Meeting.

Pursuant to rules adopted by the U.S. Securities and Exchange Commission's "notice and access" rules, we have elected to provide access to our proxy materials via the Internet. Accordingly, instead of mailing printed copies of those materials to each shareholder, our proxy materials are available at *www.proxyvote.com*. We anticipate sending a Notice of Internet Availability of Proxy Materials to our shareholders on or about March 17, 2022 that provides instructions on how to access our proxy materials on the Internet. Please read the enclosed information carefully before submitting your proxy.

Sincerely,



W. Matthew Kelly
Chief Executive Officer



Notice of 2022 Annual Meeting of Shareholders

To be held on April 29, 2022

To the Shareholders of JBG SMITH Properties:

NOTICE IS HEREBY GIVEN that the 2022 Annual Meeting of Shareholders (the "Annual Meeting") of JBG SMITH Properties, a Maryland real estate investment trust (the "Company"), will be held in a virtual meeting format at www.virtualshareholdermeeting.com/JBGS2022 on Friday, April 29, 2022 at 8:30 a.m., local time, for the following purposes:

1. To elect 11 trustees to the Board of Trustees to serve until the 2023 Annual Meeting of Shareholders and until their successors have been duly elected and qualify;

2. To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's Proxy Statement ("Say-on-Pay");

3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022; and

4. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Company's Proxy Statement accompanying this Notice.

The Company knows of no other matters to come before the Annual Meeting. Only holders of record of the Company's common shares at the close of business on February 28, 2022 are entitled to notice of and to vote at the Annual Meeting or at any adjournments or postponements thereof.

Regardless of the number of shares you hold, as a shareholder your role is very important, and the Board of Trustees strongly encourages you to exercise your right to vote. Pursuant to the U.S. Securities and Exchange Commission's "notice and access" rules, the Company's Proxy Statement and 2021 Annual Report to Shareholders are available online at *www.proxyvote.com*.

By Order of the Board of Trustees,

Steven A. Museles
Chief Legal Officer and Corporate Secretary
March 17, 2022
Bethesda, Maryland

> **Whether or not you plan to attend the virtual annual meeting, you are urged to vote by internet, by telephone, or by mail by completing, dating and signing the accompanying proxy card and returning it promptly in the postage-paid envelope provided. If you attend the annual meeting, you may revoke your proxy by electronically voting during the annual meeting.**

Table of Contents

Proxy Statement

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. This Proxy Statement first will be made available to shareholders on or about March 17, 2022.

Annual Meeting of Shareholders

 **DATE AND TIME**

April 29, 2022 at 8:30 a.m. (EDT)

 **LOCATION**

You can virtually attend the Annual Meeting at www.virtualshareholdermeeting.com/JBGS2022.

 **RECORD DATE**

February 28, 2022

Number of Common Shares Outstanding and Eligible to Vote at the Meeting as of February 28, 2022 127,273,215 common shares

Voting Matters

Shareholders are being asked to vote on the following matters at the Annual Meeting:

Proposals	Board Recommendation
1. Election of 11 Trustees (page 12)	**FOR** each nominee
2. Say-on-Pay: Advisory Vote on Executive Compensation (page 19)	**FOR**
3. Ratification of the Appointment of Deloitte & Touche LLP for 2022 (page 20)	**FOR**

Our Business and Formation

The Company

JBG SMITH owns, operates, invests in and develops a dynamic portfolio of mixed-use properties in the high growth and high barrier-to-entry submarkets in and around Washington, DC. Through an intense focus on placemaking, JBG SMITH cultivates vibrant, amenity-rich, walkable neighborhoods throughout the Washington, DC metropolitan area. Over half of JBG SMITH's holdings are in the National Landing submarket in Northern Virginia, where it serves as the developer for Amazon's new headquarters, and where Virginia Tech's $1 billion Innovation Campus is under construction. JBG SMITH's portfolio currently comprises 17.4 million square feet of high-growth office, multifamily and retail assets at share, 98% of which are metro-served. It also maintains a development pipeline encompassing 16.6 million square feet of mixed-use development opportunities. JBG SMITH is committed to the operation and development of green, smart, and healthy buildings and plans to maintain carbon neutral operations annually.

2021 Business Performance Highlights

Our significant accomplishments in 2021 include:

Paved the way for Amazon's continued expansion and expanded growth footprint surrounding Virginia Tech's $1 Billion Innovation Campus in National Landing

Over 210,000 retail square feet, representing over 50 new retailers, well underway in National Landing

Establishing National Landing as first 5G-enabled connected city at scale in the country

Completed 1.7 million square feet of office leasing activity

Grew multifamily occupancy and rents and expanded multifamily portfolio by 3,313 units through development and acquisitions at an average yield of 5.9%

Advanced design and entitlement on 11.3 million square feet, or 77%, of our Development Pipeline

Concentrating portfolio in multifamily and National Landing office by successfully recycling non-core office and land holdings

Preserved our balance sheet strength and liquidity

Leading the market on ESG initiatives, including achieving carbon neutrality for energy consumed across our operating portfolio

Executive Compensation

Our executive compensation program emphasizes performance over the long term by focusing on three important goals:

Alignment with shareholder interests by requiring significant share ownership, tying substantial portions of pay to performance and paying a majority of compensation in equity subject to performance and multi-year vesting periods;

Attracting and retaining the highest caliber executives who possess the skills to continue to grow and manage our business successfully; and

Motivating our executives to achieve corporate and individual objectives.

Annual Executive Compensation Elements and Objectives

	Pay Element	Objectives
Fixed Component	**Base Salary**	To provide competitive fixed pay at a level that fairly rewards executives for their value to the organization in successfully performing their respective roles
Performance-Based Component	Annual Incentive Cash Bonus	To incentivize management to achieve the Company's strategic and financial goals for the fiscal year, based on quantitative metrics established by the Compensation Committee at the beginning of the year
	Annual Time-Based Equity Incentive	To align recipients with shareholders, and retain and motivate executives to create long-term shareholder value
	Annual Performance-Based Equity Incentive	To enhance the pay-for-performance structure and shareholder alignment, while motivating and rewarding executives for TSR performance in excess of predetermined absolute and relative hurdles

Total Compensation

2021 Executive Target Pay Mix



- **Long-Term Incentive Award** (does not include One-Time Retention and Strategic Performance Award)
- **Annual Incentive Award**
- **Base Salary**

As described in the section titled "Elements of Executive Compensation Program" below, W. Matthew Kelly and David P. Paul each elected to receive 100% of their 2021 cash bonuses in the form of equity awards.

2021 Actual Executive Pay Mix Before and After Cash Bonus Equity Election

Before Cash Bonus Equity Election



- **Paid in Cash**
- **Paid in Equity** (includes One-Time Retention and Strategic Performance Award)

After Cash Bonus Equity Election



- **Paid in Cash**
- **Paid in Equity** (includes One-Time Retention and Strategic Performance Award)

Annual Performance-Based Equity Structure

RELATIVE PERFORMANCE
100% of the performance-based long-term incentive award is granted based on 3-year relative performance to the FTSE Nareit Equity Office Index.



TARGET TO OUTPERFORM
The Company must outperform the FTSE Nareit Equity Office Index by achieving relative performance at the 55th percentile to earn the target award.



INVESTOR ALIGNMENT
The Company utilizes an absolute TSR modifier whereby the Named Executive Officers only vest in awards to the extent TSR is positive and shareholders gain on their investments.

Corporate Governance Highlights

Our corporate governance is structured in a manner that the Board of Trustees (the "Board") believes closely aligns the Company's interests with those of our shareholders.

Our Board and its Corporate Governance and Nominating Committee remain attentive to and consider proposed corporate governance changes with two overarching principles in mind: (i) that governance of a public company by the majority of its shareholders is fair, and (ii) that the Company should align itself with the governance practices of corporate America generally, not just REITs.

Notable features of our corporate governance structure include the following:

SHAREHOLDER ALIGNMENT

- ✔ Annual election of Trustees
- ✔ Majority voting standard in uncontested trustee elections, with mandatory resignation policy for Trustees who do not receive the required number of votes for election
- ✔ Shareholder proxy access
- ✔ 9 out of 11 current Trustees are independent
- ✔ Share ownership requirements for executive officers and Trustees
- ✔ Policy prohibiting hedging or pledging of Company securities by our executive officers, including named executive officers, and hedging by our trustees
- ✔ No "poison pill"
- ✔ Shareholders may amend the bylaws by a majority vote of shares entitled to be cast
- ✔ "Claw back" policy for performance-based compensation
- ✔ Diversity of skills, experience, gender and backgrounds of Trustees
- ✔ Shareholders may call a special meeting of shareholders if a specified voting threshold is met - a majority of shares entitled to be cast on the matter
- ✔ The Company has opted out of the Maryland Unsolicited Takeovers Act
- ✔ The Company has opted out of the Maryland Business Corporation Act

Questions and Answers about the Annual Meeting

Why am I receiving this Proxy Statement?

This Proxy Statement is furnished by the Board of Trustees (the "Board") of JBG SMITH Properties in connection with the Board's solicitation of proxies for the 2022 Annual Meeting of Shareholders of JBG SMITH Properties (the "Annual Meeting") to be held in a virtual meeting format at www.virtualshareholdermeeting.com/JBGS2022 on Friday, April 29, 2022 at 8:30 a.m., EDT, and at any adjournments or postponements thereof. This Proxy Statement will first be made available to shareholders on or about March 17, 2022.

We maintain a website at *www.jbgsmith.com*. Information on or accessible through our website is not and should not be considered part of this Proxy Statement.

Unless the context requires otherwise, references in this Proxy Statement to "JBG SMITH," "we," "our," "us" and the "Company" refer to JBG SMITH Properties, a Maryland real estate investment trust ("REIT"), together with its consolidated subsidiaries.

Why did I not automatically receive a paper copy of the Proxy Statement, proxy card and Annual Report?

Pursuant to rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials via the Internet. Accordingly, rather than paper copies of our proxy materials, we are sending a Notice of Internet Availability of Proxy Materials (the "Proxy Notice") to our shareholders that provides instructions on how to access our proxy materials on the Internet. Shareholders may follow the instructions in the Proxy Notice to elect to receive future proxy materials in print by mail or electronically by email.

What am I being asked to vote on?

You are being asked to vote on the following proposals:

- **Proposal 1 (Election of Trustees):** The election of the 11 trustee nominees to the Board to serve until the 2023 Annual Meeting of Shareholders (the "2023 Annual Meeting") and until their successors have been duly elected and qualify;
- **Proposal 2 (Say-on-Pay):** The approval, on a non-binding advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement (the "Say-on-Pay vote"); and
- **Proposal 3 (Ratification of the appointment of Deloitte & Touche LLP):** The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022.

Our Board knows of no other matters to be brought before the Annual Meeting.

What are the Board's voting recommendations?

The Board recommends that you vote as follows:

- **Proposal 1 (Election of Trustees): "FOR"** each of the Board's nominees for election as trustees;
- **Proposal 2 (Say-on-Pay): "FOR"** the approval, on a non-binding advisory basis, of the compensation of our Company's named executive officers as disclosed in this Proxy Statement; and
- **Proposal 3 (Ratification of the appointment of Deloitte & Touche LLP): "FOR"** ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022.

Who is entitled to vote at the Annual Meeting?

The close of business on February 28, 2022 has been fixed as the record date (the "Record Date") for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting. Only holders of record of our common shares of beneficial interest ("common shares") as of the close of business on the Record Date, or their duly appointed proxies, are entitled to receive notice of, to attend, and to vote at the Annual Meeting. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and you must obtain a proxy from your brokerage firm, bank, broker-dealer, trustee or nominee giving you the right to vote the shares at the Annual Meeting. On the Record Date, our outstanding voting securities consisted of 127,273,215 common shares.

What are the voting rights of shareholders?

Each common share is entitled to one vote on each matter to be voted. Votes in the election of trustees may not be cumulated.

How do I vote?

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the shareholder of record with respect to those shares, and the Proxy Notice was sent directly to you by us. If you are a shareholder of record, you may attend the virtual Annual Meeting and vote electronically during the Annual Meeting. If you choose not to attend and vote at the Annual Meeting, you may instruct the proxy holders named in the proxy card how to vote your common shares in one of the following ways until 11:59 P.M. Eastern Time on April 28, 2022:

- **Vote online.** You can access proxy materials and vote at *www.proxyvote.com*. To vote online, you must have a shareholder identification number provided in the Proxy Notice.
- **Vote by telephone.** You also have the option to vote by telephone by following the "Vote by Phone" instructions on the proxy card.
- **Vote by regular mail.** If you received printed materials and would like to vote by mail, please mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided.

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Proxy Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. If you choose not to attend and vote at the Annual Meeting, you should instruct your broker or nominee how to vote your shares by following the voting instructions provided by your broker or nominee. If you request printed copies of the proxy materials by mail, you will receive a voting instruction form for this purpose.

Of course, you always may choose to attend the virtual Annual Meeting and vote your shares electronically during the Annual Meeting. If you do attend the virtual Annual Meeting and have already submitted a proxy, you may withdraw your proxy and vote electronically during the Annual Meeting.

How are proxy card votes counted?

Proxies submitted properly via one of the methods discussed above will be voted in accordance with the instructions contained therein. If the proxy is submitted but voting directions are not given, the proxy will be voted "FOR" each of the 11 trustee nominees, "FOR" approval, on a non-binding advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement, and "FOR" ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022, and in such manner as the proxy holders named on the proxy (the "Proxy Agents"), in their discretion, determine upon such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, under applicable rules of the New York Stock Exchange (the "NYSE") (the exchange on which our common shares are traded), the brokers will vote your shares according to the specific instructions they receive from you. If brokers that hold our common shares for a beneficial owner do not receive voting instructions from that owner at least 10 days prior to the Annual Meeting, the broker may vote only on a proposal if it is considered a "routine" matter under the NYSE's rules. On "non-routine" matters, brokers do not have discretionary voting power and cannot vote without instructions from the beneficial owners, resulting in a so-called "broker non-vote." Pursuant to the rules of the NYSE, the election of trustees and the Say-on-Pay proposals each are "non-routine" matters, and brokerage firms may not vote on these matters without instructions from their clients, resulting in broker non-votes. In contrast, ratification of the appointment of an independent registered public accounting firm is considered a "routine" matter under NYSE's rules, which means that brokers have discretionary voting authority to the extent they have not received voting instructions from their client on the matter.

How many votes are needed for the proposals to pass?

For each proposal, you may vote "FOR," "AGAINST" or "ABSTAIN". A majority of all votes cast is required to elect each trustee (Proposal 1), to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement (Proposal 2), and to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022 (Proposal 3). A majority of all votes cast means that the shares voted "FOR" the proposal must exceed the votes "AGAINST" the proposal, and therefore abstentions and other shares not voted (whether by broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the result of the vote. However, both abstentions and broker non-votes will count toward the presence of a quorum.

What will constitute a quorum at the Annual Meeting?

Holders representing a majority of all votes of our outstanding common shares entitled to be cast at the Annual Meeting must be present, by means of remote communication, at the Annual Meeting or by proxy, for a quorum to exist. If the shares present in person via attendance at the virtual Annual Meeting or by proxy at the Annual Meeting do not constitute a quorum, the Annual Meeting may be adjourned to a subsequent time. Shares that are properly submitted by you or on your behalf will be treated as being present at the Annual Meeting for purposes of establishing a quorum. Accordingly, if you have returned a valid proxy or attend the virtual Annual Meeting, your shares will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters at the Annual Meeting. Broker non-votes also will be counted as present for purposes of determining the presence of a quorum.

If I plan to attend the Annual Meeting, should I still vote by proxy?

Yes. Voting in advance does not affect your right to attend the virtual Annual Meeting. If you send in your proxy card and also attend the Annual Meeting, you do not need to vote again at the Annual Meeting unless you want to change your vote. You may revoke your proxy by electronically voting during the Annual Meeting. You may vote electronically during the Annual Meeting at www.virtualshareholdermeeting.com/JBGS2022 by entering your 16-digit control number and following the instructions. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions prior to the meeting as described above so that your vote will be counted if you later decide not to attend the meeting.

Who can attend, vote and ask questions at the Annual Meeting?

Only shareholders as of the Record Date, or their duly appointed proxies, may attend the virtual Annual Meeting. To enter the Annual Meeting and have the ability to submit questions during the Annual Meeting, shareholders must have their 16-digit control number available, which is provided in the Notice of Internet Availability of Proxy Materials. Only one shareholder per 16-digit control number can access the Annual Meeting. We encourage shareholders to log in to the website and access the virtual Annual Meeting before the Annual Meeting's start time.

Shareholders may vote electronically during the Annual Meeting at www.virtualshareholdermeeting.com/JBGS2022 by entering your 16-digit control number and following the instructions.

During the Annual Meeting, we will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

What if I have technical difficulties or trouble accessing the virtual meeting?

If you encounter any technical difficulties accessing the virtual meeting or during the virtual meeting, please call: 1-844-986-0822, or if calling internationally, please call: 1-303-562-9302. We will have technicians ready to assist you.

Will any other matters be voted on?

The proposals set forth in this Proxy Statement constitute the only business that the Board intends to present at the Annual Meeting. The proxy does, however, confer discretionary authority upon the Proxy Agents or their substitutes to vote on any other business that may properly come before the meeting. If the Annual Meeting is postponed or adjourned, the Proxy Agents can vote your shares on the new meeting date as well, unless you have revoked your proxy.

Can I change my vote after I have voted?

You may revoke your proxy at any time prior to its use by (i) delivering a written notice of revocation to our Secretary, (ii) filing a duly executed proxy bearing a later date with us or (iii) attending the Annual Meeting and voting electronically during the Annual Meeting. If your common shares are held by a broker, bank or any other persons holding common shares on your behalf, you must contact that institution to revoke a previously authorized proxy.

Who is soliciting proxies for the Annual Meeting and who is paying for such solicitation?

The proxy for the Annual Meeting is being solicited by the Board. We will pay the costs of soliciting proxies. In addition to soliciting proxies by mail, certain of our trustees, officers and employees may solicit proxies by telephone, personal contact or other means of communication. They will not receive any additional compensation for these activities. In addition, we will, upon request, reimburse brokers, banks and other persons holding common shares on behalf of beneficial owners for the reasonable expenses incurred by them in forwarding proxy materials to beneficial owners.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and, if given or made, you should not rely on that information or representation as having been authorized by us. The delivery of this Proxy Statement does not imply that the information herein has remained unchanged since the date of this Proxy Statement.

Whom should I call if I have questions or need assistance voting my shares?

Please call Investor Relations at (240) 333-3805 or email *brodgers@jbgsmith.com* if you have any questions in connection with voting your shares.

Election of Trustees

The Board has set the number of trustees at 11. Our declaration of trust provides that each trustee will be elected annually for a term of one year and shall hold office until the next succeeding annual meeting and until a successor is duly elected and qualifies. There is no cumulative voting in the election of trustees.

Each of the individuals below currently serves on our Board, and each has been recommended by our Corporate Governance and Nominating Committee and nominated by our Board to serve on the Board until our 2023 Annual Meeting and until their respective successors are elected and qualify. Based on its review of the relationships between the trustees and the Company, the Board has determined that all of our trustees, except W. Matthew Kelly and Robert A. Stewart, are independent under applicable SEC and NYSE rules.

The Board has no reason to believe that any of the persons named below as a nominee for our Board will be unable, or will decline, to serve as a member of the Board if elected. If any nominee is unavailable for election or service, the Board may designate a substitute nominee, and the Proxy Agents will vote for the substitute nominee recommended by the Board. Under these circumstances, the Board also may, as permitted by our bylaws, decrease the size of the Board.

The Corporate Governance and Nominating Committee has set forth a written policy including minimum qualifications that a trustee candidate must possess. In addition, the written policy sets forth certain additional qualities and skills that, while not a prerequisite for nomination, should be considered by the Corporate Governance and Nominating Committee when evaluating a particular candidate. See "Corporate Governance and Board Matters — Trustee Nominee Selection Process."

Nominees for Election as Trustees

The table below sets forth the names of each of our trustee nominees, all of whose terms will expire at the 2023 Annual Meeting. For each person, the table lists the age, as well as the current positions and offices with the Company.

Name	Position with the Company	Served as Trustee since	Age as of the Annual Meeting
Phyllis R. Caldwell	Trustee	2021	62
Scott A. Estes	Trustee	2017	51
Alan S. Forman	Trustee	2017	56
Michael J. Glosserman	Trustee	2017	76
Charles E. Haldeman, Jr.	Trustee	2017	73
W. Matthew Kelly	Trustee, Chief Executive Officer	2017	49
Alisa M. Mall	Trustee	2020	44
Carol A. Melton	Trustee	2017	67
William J. Mulrow	Trustee	2017	66
D. Ellen Shuman	Trustee	2017	67
Robert A. Stewart	Chairman of the Board	2017	60

Set forth below is biographical information of each of our trustee nominees.

Phyllis R. Caldwell INDEPENDENT TRUSTEE



Age: 62

Trustee Since: 2021

Committees: None

Other Current Public Boards:
Ocwen Financial Corporation, One Main Financial Corporation, Oaktree Specialty Lending Corp

Background

Ms. Caldwell has been a member of our Board since 2021. Ms. Caldwell is Chair of the Board of Directors of Ocwen Financial Corporation (NYSE: OCN) ("Ocwen"), a position she has held since March 15, 2016, and has served on the Ocwen board of directors since January 2015. Ms. Caldwell is founder and managing member of Wroxton Civic Ventures, LLC, which provides advisory services on various financial, housing and economic development matters, a position she has held since January 2012. Previously, Ms. Caldwell was Chief, Homeownership Preservation Office at the U.S. Department of the Treasury, responsible for oversight of the U.S. housing market stabilization, economic recovery and foreclosure prevention initiatives established through the Troubled Asset Relief Program, from November 2009 to December 2011. Prior to such time, Ms. Caldwell held various leadership roles during her 11 years at Bank of America until her retirement from Bank of America in 2007, serving most recently as President of Community Development Banking. Since January 2022, Ms. Caldwell has served as an independent director of Oaktree Specialty Lending Corp (NASDAQ: OCSL), where she serves on the Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, and Co-Investment Committee. Since June 2021, has served as an independent director of One Main Financial (NYSE: OMF). From January 2014 to March 2021, Ms. Caldwell served as an independent director of City First Broadway. She was an independent director of Revolution Acceleration Acquisition Corp (NASDAQ: RAAC) from December 2020 to July 2021. Ms. Caldwell also serves on the boards of non-profit organizations engaged in housing and community development finance. Ms. Caldwell received her Master of Business Administration from the Robert H. Smith School of Business at the University of Maryland, College Park and holds a Bachelor of Arts in Sociology, also from the University of Maryland.

Qualifications

Ms. Caldwell was selected to serve on our Board based on her extensive experience in housing and economic matters.

Scott A. Estes INDEPENDENT TRUSTEE



Age: 51

Trustee Since: 2017

Committees: Audit (Chair), Compensation

Other Current Public Boards:
Essential Properties Realty Trust

Background

Mr. Estes served as the Executive Vice President and Chief Financial Officer of Welltower Inc. (NYSE: HCN), a real estate investment trust focused on healthcare infrastructure from January 2009 through October 2017. Mr. Estes joined Welltower Inc. in April 2003 from Deutsche Bank Securities, a financial firm, where he served as Senior Equity Analyst and Vice President from January 2000 to April 2003. Since June 2018 Mr. Estes has served on the Board of Directors of Essential Properties Realty Trust (NYSE: EPRT), a real estate investment trust that acquires, owns and manages primarily single tenant properties, where he serves as the chair of the Audit Committee and a member of the Compensation and Nominating and Corporate Governance Committees. Mr. Estes received his Bachelor of Arts from the College of William and Mary.

Qualifications

Mr. Estes was selected to serve on our Board based on his financial and business experience as Chief Financial Officer of a large real estate investment trust with responsibilities including oversight of financial reporting, capital raising and allocation, corporate finance and accounting, investor relations, FP&A, tax, legal, internal audit and investment strategy.

Alan S. Forman INDEPENDENT TRUSTEE



Age: 56

Trustee Since: 2017

Committees:
Corporate Governance and Nominating (Chair), Compensation

Background

From October 1997 until March 2022, Mr. Forman served as a Director of Investments at the Yale University Investments Office, the team charged with managing the University's $42 billion endowment fund. Mr. Forman joined the Investments Office in October 1990 as a Senior Financial Analyst, and in October 1992 and October 1994, was promoted to Senior Associate and Associate Director, respectively. Mr. Forman previously served on the Board of Directors of Stemline Therapeutics Inc. (NASDAQ: STML), where he was the chair of the Nominating and Corporate Governance Committee and a member of the Audit and Compensation Committees. Mr. Forman also previously served on the Board of Trustees of Acadia Realty Trust (NYSE: AKR), where he served as Chairman of the Compensation Committee and was a member of the Nominating and Corporate Governance Committee. Mr. Forman also served on the Board of Directors of Kimpton Group Holdings, which was ultimately sold to Intercontinental Hotels Group (NYSE: IHG). He served on the Compensation and Nominating and Governance Committees at Kimpton Group Holdings prior to its sale. Mr. Forman received a Bachelor of Arts from Dartmouth College and a Master of Business Administration from the Stern School of Business at New York University.

Qualifications

Mr. Forman was selected to serve on our Board based on his experience overseeing real estate investments for Yale University's endowment and, in that capacity, his longstanding investment relationship with the legacy funds formerly organized by The JBG Companies.

Michael J. Glosserman INDEPENDENT TRUSTEE



Age: 76

Trustee Since: 2017

Committees:
Corporate Governance and Nominating

Other Current Public Boards:
CoStar Group, Inc.

Background

Mr. Glosserman worked at JBG from March 1979 until June 2017, and he served as a Managing Partner and chair of JBG's Executive Committee from 2008 until June 2017. He began his career as a staff attorney with the U.S. Department of Justice in March 1971, before moving into commercial real estate investment and development in various senior positions with the Rouse Company between March 1972 and March 1979. He currently serves on the board of directors of the CoStar Group, Inc. (NASDAQ: CSGP), a provider of information, analytics and marketing services to the commercial real estate industry in the United States and United Kingdom. He received his Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and his Juris Doctor from the University of Texas Law School.

Qualifications

Mr. Glosserman was selected to serve on our Board based on his 50 years of experience in all facets of commercial and residential real estate investment, development, and operations.

Charles E. Haldeman, Jr. INDEPENDENT TRUSTEE



Age: 73

Trustee Since: 2017

Committees:
Audit, Corporate Governance and Nominating

Background

From July 2009 to June 2012, Mr. Haldeman served as the Chief Executive Officer of the Federal Home Loan Mortgage Corporation, a public government sponsored enterprise that operates in the U.S. secondary mortgage market. Mr. Haldeman joined the Federal Home Loan Mortgage Corporation from Putnam Investments, where he served as President and Chief Executive Officer from November 2003 to June 2008 and Chairman from June 2008 to June 2009. Mr. Haldeman served as the Non-Executive Chairman of KCG Holdings (NYSE: KCG) from November 2013 until July 2017. From 2012 until May 2021, Mr. Haldeman served as a member of the Board of Directors of S&P Global (NYSE: SPGI), including as the Non-Executive Chairman from April 2015 to October 2020 and as a member of the Financial Policy and Nominating and Corporate Governance Committees. Mr. Haldeman also served as the director of DST Systems (NYSE: DST) from November 2014 until April 2018. Mr. Haldeman received his Bachelor of Arts from Dartmouth College, Summa Cum Laude, a Master of Business Administration from Harvard Business School, where he graduated with high distinction as a Baker Scholar, and a Juris Doctor from Harvard Law School.

Qualifications

Mr. Haldeman was selected to serve on our Board based on his managerial experience, in particular his experience overseeing the Federal Home Loan Mortgage Corporation's strategy, operating plans and financial goals.

W. Matt Kelly CEO/TRUSTEE



Age: 49

Trustee Since: 2017

Committees: None

Background

Mr. Kelly has served as our Chief Executive Officer and a member of the Board since our formation. Mr. Kelly worked at JBG from August 2004 until our formation in 2017 and served as Managing Partner and a member of JBG's Executive Committee and Investment Committee from 2008 to our formation. Mr. Kelly was responsible for the day to day oversight of JBG's investment strategy and the investment and acquisition activity of the JBG Legacy Funds. Prior to joining JBG, he was co-founder of ODAC Inc., a media software company, which he helped start in March 2000, and prior to that worked in private equity and investment banking as an analyst with Thomas H. Lee Partners in Boston, and Goldman Sachs, & Co (NYSE: GS) in New York. Mr. Kelly is a Trustee of the Urban Institute and serves as a member of the Nareit Executive Board and the Real Estate Roundtable. He also serves as Chairman of the Board of the Medstar Health Washington Hospital Center. Mr. Kelly has served in a number of academic posts including as an Executive in Residence of the Steers Center at the McDonough School of Business at Georgetown University. Mr. Kelly received his Bachelor of Arts with honors from Dartmouth College and a Master of Business Administration from Harvard Business School.

Qualifications

Mr. Kelly was selected to serve on our Board based on his experience as a successful business leader and entrepreneur, as well as the breadth and depth of his experience in all facets of commercial and residential real estate investment, development, and operations.

Alisa M. Mall INDEPENDENT TRUSTEE



Age: 44

Trustee Since: 2020

Committees:
Corporate Governance and Nominating

Other Current Public Boards:
FS Development Corp. II

Background

Ms. Mall is a managing director at Foresite Capital responsible for corporate development, long-term capital strategy, investor relations and ESG engagement, a position she has held since November 2020. Prior to Foresite Capital, Ms. Mall served at Carnegie Corporation from 2009 to October 2020, where she was most recently Managing Director, Investments managing the corporation's real assets portfolio, and prior to which she served as Associate Director of Investments. Prior to Carnegie Corporation, Ms. Mall served as Director, Equity Capital Markets, at Tishman Speyer Properties from 2007 to 2009. She previously practiced law as a real estate associate at the law firm Orrick, Herrington & Sutcliffe. Ms. Mall has served on the board of FS Development Corp. II (NASDAQ: FSH) since February 2021. She also serves on the boards of the Pension Real Estate Association (PREA), Breakthrough New York, and the Bronfman Fellowship and is a member of the investment committee of UJA Federation of New York. She received her Juris Doctor from Stanford Law School and her Bachelor of Arts, magna cum laude, from Yale University.

Qualifications

Ms. Mall was selected to serve on our Board based on her experience making and overseeing real estate portfolio investments.

Carol A. Melton INDEPENDENT TRUSTEE



Age: 67

Trustee Since: 2017

Committees:
Compensation (Chair)

Other Current Public Boards:
The RealReal, Inc.

Background

Ms. Melton is the Chief Executive Officer and founder of Adeft Capital, a venture capital firm advising and investing in new innovative companies in a variety of sectors, which she founded in August 2018. Ms. Melton previously served as a senior executive officer of two global media and entertainment companies (formerly known respectively as Time Warner Inc. and Viacom). At Time Warner, Ms. Melton served as Executive Vice President of Global Public Policy from June 2005 until August 2018. Ms. Melton joined Time Warner from Viacom, where she served as Executive Vice President for Government Relations from June 1997 to June 2005. Ms. Melton is a member of the Council on Foreign Relations and serves on the Board of Directors and as First Vice President of the Economic Club of Washington, DC. Ms. Melton has also served on the Board of Directors for The RealReal, Inc. (NASDAQ: REAL) since August 2020. Ms. Melton received her Bachelor of Arts degree from Wake Forest University, a Master of Arts from the University of Florida and a Juris Doctor from the Washington College of Law at American University.

Qualifications

Ms. Melton was selected to serve on our Board based on her experience in strategic oversight of policy related activities for global businesses.

William J. Mulrow INDEPENDENT TRUSTEE



Age: 66

Trustee Since: 2017

Committees:
Audit, Compensation

Other Current Public Boards:
Consolidated Edison, Inc., Titan Mining Corporation

Background

Mr. Mulrow has served as a senior advisor to Blackstone, an alternative asset manager, since May 2017. Mr. Mulrow has served as a Director of Consolidated Edison, Inc. (NYSE: ED) since November 2017 and Titan Mining Corporation (TSX: TI) since October 2018. Mr. Mulrow previously served as a Director of Arizona Mining Inc. (TSX: AZ) from June 2017 until June 2018. From January 2015 to April 2017, Mr. Mulrow served as Secretary to Andrew M. Cuomo, former Governor of the State of New York. Prior to his service in the Governor's office, Mr. Mulrow worked as a Senior Managing Director at Blackstone from April 2011 to January 2015. Mr. Mulrow has also worked in senior positions at Paladin Capital Group, Citigroup (NYSE: C), Rothschild and Donaldson, Lufkin and Jenrette Securities Corporation. Mr. Mulrow has served in a number of academic posts including the Board of Advisors for the Taubman Center for State and Local Government at the Harvard University John F. Kennedy School of Government and on the Board of the Maxwell School of Citizenship and Public Affairs at Syracuse University. Mr. Mulrow received a Bachelor of Arts, Cum Laude, from Yale University and a Master of Public Administration from the Harvard University John F. Kennedy School of Government.

Qualifications

Mr. Mulrow was selected to serve on our Board based on his more than 30 years of experience in business, government and politics.

D. Ellen Shuman INDEPENDENT TRUSTEE



Age: 67

Trustee Since: 2017

Committees:
Audit, Corporate Governance and Nominating

Background

Ms. Shuman has served as the Chair of the Investment Advisory Council of the State of Connecticut, to which she was appointed by Governor Ned Lamont, since May 2020. From August 2013 until May 2020, Ms. Shuman was the Managing Partner of Edgehill Endowment Partners, an investment firm that manages the endowments of mission-based institutions. Prior to founding Edgehill Endowment Partners, Ms. Shuman served as Vice President and Chief Investment Officer of Carnegie Corporation of New York, a philanthropic foundation, from January 1999 to July 2011. Ms. Shuman served as the Director of Investments of the Yale Investment Office, which manages the endowment of Yale University, from 1986 to 1998. Ms. Shuman served as a trustee of Bowdoin College from 1992 to 2013. Ms. Shuman served as a director of Meristar Hospitality Corporation from 2001 until its take-private acquisition by Blackstone in 2006 and as a director of General American Investors from July 2004 through April 2013. Ms. Shuman received her Bachelor of Arts degree, Magna Cum Laude, from Bowdoin College and a Master of Public and Private Management from the Yale University School of Management.

Qualifications

Ms. Shuman was selected to serve on our Board based on her experience in the management of investments for endowments and foundations.

Robert A. Stewart CHAIRMAN OF THE BOARD



Age: 60

Trustee Since: 2017

Committees: None

Background

Mr. Stewart served as our Executive Vice Chairman from our formation until July 2020, when he resigned from the Company, and currently serves as Chairman of our Board. Mr. Stewart worked at JBG from February 1988 until our formation in 2017, serving as Managing Partner and Chair of the Investment Committee, and, during his tenure with JBG, focused on the acquisition, financing and disposition of JBG investments, conceiving development plans for JBG assets and the asset management and fundraising processes. Mr. Stewart served as a member of JBG's Executive Committee until our formation. Mr. Stewart received his Bachelor of Arts from Princeton University and a Master of Business Administration from The Wharton School of the University of Pennsylvania.

Qualifications

Mr. Stewart was selected to serve on our Board based on his experience as a successful business leader, as well as his extensive experience in all facets of commercial and residential real estate investment, development, and operations.

VOTE REQUIRED AND RECOMMENDATION

Trustees are elected by a majority of all votes cast in uncontested elections. There is no cumulative voting in the election of trustees. For purposes of this Proposal 1, abstentions and other shares not voted (whether by broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the result of the vote.

✔ **THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" ELECTION OF EACH OF THE NOMINEES SET FORTH ABOVE.**

Advisory Vote on Executive Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our shareholders are entitled to cast a non-binding advisory vote at the Annual Meeting to approve the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, including the "Compensation Discussion and Analysis" section of this Proxy Statement, the compensation tables and accompanying narrative disclosures. We refer to this as our "Say-on-Pay" vote. While this Say-on-Pay vote is an advisory vote that is not binding on the Company or the Board, we value the views of our shareholders, and the Board's Compensation Committee, which administers our executive compensation program, will consider the outcome of the vote when making future compensation decisions. The Board has adopted a policy, which shareholders approved by a non-binding advisory vote, of providing for an annual Say-on-Pay vote. Accordingly, we anticipate that the next such vote will occur at the 2023 annual meeting of shareholders.

The primary objectives of our executive compensation are to (1) align the interests of our executives with those of our shareholders; (2) attract and retain the highest caliber executives in our industry; and (3) motivate executives to achieve corporate performance objectives as well as individual goals. To fulfill these objectives, we have an executive compensation program that includes three major elements — base salary, annual bonus incentives and long-term equity incentives, which may include stock options, restricted shares or partnership unit awards and performance-based equity awards. When determining the overall compensation of our named executive officers, including amounts of base salaries, annual bonus incentives and long-term equity incentives, the Compensation Committee considers a number of factors it deems important, including:

- the executive officer's experience, knowledge, skills, level of responsibility and potential to influence our performance;
- the business environment, our strategy, and our financial, operational and market performance;
- corporate governance and regulatory factors related to executive compensation; and
- marketplace compensation levels and practices.

The Compensation Committee comprises independent trustees responsible for the overall design and administration of our executive compensation programs. For a more detailed description of the responsibilities of the Compensation Committee, see "Corporate Governance and Board Matters — Committees of the Board — Compensation Committee."

We believe that our executive compensation program achieves our compensation objectives. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion in this Proxy Statement."

VOTE REQUIRED AND RECOMMENDATION

The affirmative vote of a majority of the votes cast at the Annual Meeting is required for approval, on a non-binding advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement. For purposes of approving this Proposal 2, abstentions and other shares not voted (whether by broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the result of the vote.

✔ **THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS**.

Ratification of the Appointment of Independent Registered Public Accounting Firm

The Audit Committee of our Board, which comprises independent trustees, has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022. Although shareholder approval is not required, we desire to obtain from our shareholders an indication of their approval of the Audit Committee's selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2021. Even if the appointment of Deloitte & Touche LLP as our independent registered public accounting firm is ratified, the Audit Committee may, in its discretion, change that appointment at any time during the year should it determine that such a change would be in our and our shareholders' best interests. If our shareholders do not ratify this appointment, the Audit Committee may consider the appointment of another independent registered public accounting firm but will not be required to appoint a different firm.

A representative of Deloitte & Touche LLP is expected to be present at the virtual Annual Meeting. He or she will have the opportunity to make a statement if he or she desires and is expected to be available to respond to appropriate questions.

VOTE REQUIRED AND RECOMMENDATION

The affirmative vote of a majority of the votes cast at the Annual Meeting is required to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022. For purposes of approving this Proposal 3, abstentions and other shares not voted will not be counted as votes cast and will have no effect on the result of the vote.

✔ **THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022**.

Principal Accountant Fees and Services

The following table summarizes the fees billed by Deloitte & Touche LLP for professional services rendered for the fiscal years ended December 31, 2021 and 2020.

	2021	2020
Audit Fees[1]	$1,775,000	$ 1,775,000
Audit-Related Fees[2]	357,391	299,891
Tax Fees[3]	735,525	735,525
All Other Fees	—	—
Total	$2,867,916	$ 2,810,416

[1] Audit fees for 2021 and 2020 include audit fees for professional services rendered for the audits of the Company's annual consolidated and combined financial statements included in the Company's Annual Report on Form 10-K and the reviews of the consolidated and combined interim financial statements included in the Company's Quarterly Reports on Form 10-Q.

[2] Audit-related fees for 2021 and 2020 include fees for professional services rendered that are related to the review of registration statements and audits of the Company's subsidiaries which are not reported above under "Audit Fees."

[3] Tax fees consist of tax and consulting fees relating to services provided related to tax return preparation, tax consultations and other similar matters.

Pre-Approval Policies and Procedures

The Audit Committee's policy is to review and pre-approve, either pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy or through a separate pre-approval by the Audit Committee, any engagement of the Company's independent auditor to provide any audit, review and attest services or non-audit services to the Company. Permissible audit, audit-related, tax and other services other than those specifically pre-approved pursuant to the pre-approval policy require specific pre-approval by the Audit Committee. All audit, audit-related, tax and other services provided to us for the year ended December 31, 2021 either were pre-approved by the Audit Committee or were approved pursuant to the Audit Committee's pre-approval policy. Pursuant to the pre-approval policy, the Audit Committee may delegate pre-approval authority to one or more of its members who are required to report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

Scott A. Estes, Charles E. Haldeman, Jr., William J. Mulrow and D. Ellen Shuman were each members of the Audit Committee of the Board in 2021. The members of the Audit Committee are appointed by and serve at the discretion of the Board. The Audit Committee held five meetings during the year ended December 31, 2021.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board, as specified in the Audit Committee charter. Management has the primary responsibility for the Company's financial statements and reporting process, including the Company's accounting policies, internal audit function, system of disclosure controls and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. Management, the internal auditors and the independent registered public accounting firm also made presentations to the Audit Committee throughout the year on specific topics of interest, including the Company's (i) 2021 integrated audit plan; (ii) updates on completion of the audit plan; (iii) compliance with the internal controls required under Section 404 of the Sarbanes-Oxley Act of 2002, as amended; (iv) critical accounting policies; (v) assessment of the impact of new accounting guidance; (vi) non-GAAP policies and procedures; and (vii) cybersecurity.

The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and those matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB") and the Securities and Exchange Commission. In addition, the independent registered public accounting firm provided to the Audit Committee the written disclosures and letter required by the PCAOB regarding such firm's communications with the Audit Committee concerning independence. The Audit Committee has also discussed with the independent registered public accounting firm such firm's independence from management and the Company and considered the compatibility of non-audit services with such firm's independence.

The Audit Committee discussed with the independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, its evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) the inclusion of the Company's audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2021 for filing with the SEC. The Audit Committee and the Board have also recommended, subject to shareholder ratification, the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2022.

Respectfully submitted,

The Audit Committee

SCOTT A. ESTES *(Chair)*
CHARLES E. HALDEMAN
WILLIAM J. MULROW
D. ELLEN SHUMAN

The Audit Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

Corporate Governance and Board Matters

Corporate Governance Profile

The Board believes our corporate governance is structured in a manner that closely aligns the Company's interests with those of our shareholders. Notable features of our corporate governance structure include the following:

- each of our trustees is subject to re-election annually;

- our trustees are elected by a majority voting standard in uncontested trustee elections;

- our Corporate Governance Guidelines provide that any incumbent trustee in an uncontested election who does not receive a greater number of "for" votes than "against" votes shall promptly tender his or her offer of resignation to the Board following certification of the vote. The Corporate Governance and Nominating Committee shall consider the offer to resign and shall recommend to the Board the action to be taken in response to the offer, and the Board shall determine whether to accept such resignation;

- our bylaws provide for a right of proxy access, which enables eligible shareholders to include their nominees (the greater of two or 20% of the total number of trustees) for election as trustees in our proxy statement for annual meetings;

- of the 11 persons who currently serve on our Board, we have determined 9 to be independent for purposes of the NYSE's corporate governance listing standards and Rule 10A-3 under the Exchange Act;

- all the members of our Audit, Compensation and Corporate Governance and Nominating Committees are independent;

- we have determined that at least one of our trustees qualifies as an "audit committee financial expert" as defined by the SEC;

- our share ownership guidelines require trustees to own securities of the Company equal to at least five times their annual cash retainers and our Chief Executive Officer and other named executive officers to own securities equal to at least six times and three times their annual base salaries, respectively;

- our shareholders, by a majority vote of shares entitled to be cast, may adopt, alter or repeal any provision of our bylaws or make new bylaws;

- we have a policy prohibiting hedging or pledging of our securities by our executive officers, including named executive officers, and hedging by our trustees;

- we have a "claw-back" policy for performance-based compensation;

- our trustees have a diversity of skills, experience, gender and backgrounds;

- our shareholders may call a special meeting of shareholders if a specified voting threshold is met–a majority of shares entitled to be cast on the matter;

- we have opted out of the Maryland control share acquisition statute, the Maryland Business Combination Act, and the Maryland Unsolicited Takeovers Act; and

- we do not have a shareholder rights plan.

Our declaration of trust and bylaws provide that the number of trustees constituting the Board may be increased or decreased by a majority vote of the entire Board, provided the number of trustees may not be greater than 15 and may not be decreased to fewer than the minimum number required under the Maryland General Corporation Law, which currently is one trustee. The tenure of office of a trustee will not be affected by any decrease in the number of trustees.

Our bylaws currently provide that, except as may be provided by our Board in setting the terms of any class or series of shares, any vacancy may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will hold office for the remainder of the full term of the trusteeship in which the vacancy occurred and until a successor is duly elected and qualifies.

There are no family relationships among our executive officers and trustees. All trustees except W. Matthew Kelly and Robert A. Stewart have been determined by the Board to be independent under applicable NYSE and SEC rules.

Shareholder Engagement

We believe engaging with our shareholders on a regular basis is important because a complex, long-term strategy like ours requires detailed explanation. In particular, our large development pipeline and placemaking strategy using multifamily, office and retail assets and our high growth strategy (including our transition to a majority multifamily portfolio) distinguish our business from other REITs. In addition, we believe the location of Amazon's second headquarters and Virginia Tech's new Innovation Campus in National Landing in Northern Virginia, where more than half of our portfolio is located, has created significant new growth opportunities for our Company.

Our goal is to interact with the investment community on a quarterly basis through a variety of channels including: our quarterly investor package comprising our management letter, earnings release and detailed financial supplement, which we believe facilitate productive and efficient engagement with investors; quarterly PowerPoint presentations; participation in various industry conferences, non-deal roadshows and sell-side analyst tours; property tours; and periodic investor days in Washington, DC.

Specifically, in 2021, in addition to publishing our quarterly investor package, we:

- held over 120 virtual meetings with investors and sell-side analysts;
- participated in investor events, including three sell-side hosted events, multiple property tours and the Nareit REITweek and REITWorld conferences in June and November 2021; and
- discussed most frequently in the foregoing settings several key topics, including:
  - Amazon HQ2, the Virginia Tech Innovation Campus, and our digital infrastructure initiative as demand catalysts for National Landing;
  - Washington, DC real estate market fundamentals;
  - Growth drivers in our portfolio;
  - Progress on stabilizing our operating portfolio and delivering/leasing our under-construction assets;
  - Capital allocation strategy;
  - Status of our development pipeline; and
  - The impact of the COVID-19 pandemic on our business.

Core Competencies and Diversity of Our Trustees

Our Board has deep experience in the public markets and strong capital allocation credentials. While maintaining these strengths, we believe our Board should evolve in a direction that reflects the strength and diversity of our national labor force. Our Board has made a long-term commitment to establish an equal balance between men and women and one that reflects the diversity of our country. These goals will not be achieved overnight, but they are deeply important to us, and we are committed to meeting them over the long term. To that end, four of the current nominees to serve on our Board are women, including one who self-identifies as diverse.

The following charts summarize diversity and core competencies currently represented on our Board. The details of each trustee's competencies are included in each trustee's biography.

BOARD OF TRUSTEES WITH DEEP PUBLIC MARKETS EXPERIENCE AND STRONG CAPITAL ALLOCATION CREDENTIALS

Board Ages



43-54 ▫▫▫ 3	65-74 ■■■■ 4
55-64 ■■■ 3	75+ ■ 1

Trustee Diversity



Men ■■■■■■■ 7	Identifies as Diverse ■ 1
Women ■■■■ 4	

Percentage of Board Members with Competency/Attribute



Operating	Public company experience	Real estate expertise
73%	**64%**	**73%**

Financial literacy	Accounting expertise	Executive leadership
100%	**27%**	**82%**

Investment/capital allocation expertise	Experience over several business cycles	Government/business conduct/legal
82%	**100%**	**55%**

Corporate Responsibility and Sustainability

Our corporate strategies fully integrate environmental sustainability, social responsibility, and strong governance practices throughout our organization, which includes the design and construction of our new developments and the operation of existing assets. We believe that by understanding the environmental and social impacts of our business, we are able to create shared value while protecting asset value and minimizing risk.

We remain committed to providing transparent reporting of environmental, social, and governance ("ESG") financial and non-financial indicators. JBG SMITH publishes an annual ESG report that is aligned with the Global Reporting Initiative ("GRI") reporting framework, United Nations Sustainable Development Goals ("UNSDG's"), Sustainability Accounting Standards ("SASB") and recommendations set forth by the Task Force on Climate-related Financial Disclosures ("TCFD").

Selected ESG Programs and other achievements are summarized below. We maintain a website at https://www.jbgsmith.com/about/sustainability. Information on or accessible through our website is not and should not be considered part of this Proxy Statement.

HIGHLIGHTS & AWARDS

2021 Global Sector Leader
Diversified Office Residential

5-Green Star
Rating

2021 Leader in Light Award
Diversified

Dow Jones Sustainability Index
Invited Universe

Newsweek America's Most Responsible Companies
2020-2022

10.2 million square feet
Certified at Share

3.0% Annual Average Reduction
In Energy Intensity since 2014

The Washington Post Top Work Places
2020

Gold Award
Green Lease Leader

6.3 million square feet
Certified at Share

Carbon Neutral Operations[1]
Achieved

OUR COMPANY

ESG Strategy

- Board oversight and annual review of environmental and social matters.
- Continuous ESG improvement and tactical deployment led by senior leadership of the sustainability, human resources, impact investing, and accounting teams.
- Management of social and environmental capital embedded in our investment strategy, corporate culture and stakeholder engagement process.
- Membership in several industry sustainability organizations including GRESB | Global ESG Benchmark for Real Assets, the U.S. Green Building Council, the Department of Energy Better Buildings Alliance, the Urban Land Institute Greenprint Center for Building Performance and the International Living Future Institute.

Highlights

- GRESB Green Star Rating 2018 – 2021; 2021 – 5-Green Stars; Global Sector Leader Diversified — Office/Residential, #1 Ranking in the Americas Diversified – Office/Residential Development; 2020 – 5-Green Stars, Global Sector Leader Diversified – Office/Residential Development
- Nareit Diversified Leader in the Light Award 2021
- Newsweek America's Most Responsible Companies 2020-2022
- JUST Capital's America's Most Just Companies
- 71% of operating assets are certified under at least one green building rating system
- 99% of operating asset energy, water and waste data are benchmarked



ENVIRONMENTAL

Climate Change Mitigation & Adaptation

- Maintaining a carbon neutral portfolio
- Assessment of physical climate risks to further understanding of future climate conditions and direct physical risk to assets
- Assessment of transitional risk relating to Building Energy Performance Standards for assets in Washington, DC
- Commitment to increasing renewable energy purchases
- Conducted resilience assessment of operating portfolio in conjunction with our insurance provider

Tenant Engagement

- Named a Gold Level Green Lease Leader since 2018 for engaging tenants in advancing mutually beneficial sustainability goals, including cost recovery for efficiency investment
- Deployment of green building, health and wellness programs at buildings; community supported agriculture offers; zero waste delivery for multifamily assets in partnership with The Rounds; and composting in partnership with Compost Crew
- Providing tools and resources for tenants and residents to improve efficiency via jbggreen.com
- Providing Healthy Workplace Blueprint specific to each asset
- Increasing scope 3 carbon footprint data coverage (retail tenants and multifamily assets)

Resource Management

- Committing by 2030 to reducing energy consumption by 25%; predicted energy consumption by 25%; water consumption by 20%; embodied carbon by 20%; and greenhouse gas emissions (scope one and two) by 25%; increase waste diversion to 60%; and certify all eligible assets across our operating portfolio and development pipeline to green or healthy building frameworks
- Conducting energy audits to inform asset level capital plans
- Deployment of controls-based energy conservation measures and real-time monitoring of energy use and equipment efficiency via the Tenant Service Center
- Implementation and tracking of equipment-based energy and water conservation measures
- Comprehensive waste management program diverting waste from the landfill through waste avoidance, recycling, donations, and composting
- 98% of our portfolio is served by high quality transit



SOCIAL

Housing Affordability

- Financial support and in-kind donation to more than 20 local organizations that support those in need and answer the urgent call for increased affordable workforce housing

- Launched the Washington Housing Initiative ("WHI") in 2019 to preserve or build more than 3,000 units of affordable workforce housing in our region over the next decade

- The Washington Housing Initiative Impact Pool ("Impact Pool") completed fundraising in 2020 and raised capital commitments totaling $114.4 million, which includes a JBG SMITH commitment of $11.2 million. The Impact Pool is the social impact investment vehicle for the WHI and is managed by a subsidiary of JBG SMITH

- During 2021, the Impact Pool closed on two additional investments totaling $34.0 million in loans and 459 units preserved — an $8.6 million mezzanine loan to Washington Housing Conservancy ("WHC") for the acquisition of Hamilton Manor, and a $25.4 million bridge loan to WHC for the acquisition of Huntwood Courts. Inclusive of these investments, the Impact Pool has provided $55.8 million in financing for the preservation of 1,610 units. JBG SMITH is the third-party manager for all WHI properties

Diversity and Inclusion

- Promote a diverse and inclusive culture focused on engagement, collaboration, innovation, and high-performing teams

- Established internal, employee led committees focused on advancing inclusion and empowering women

- Partner externally to engage and attract top diverse talent

- CEO serves as a founding member of Nareit Dividends Through Diversity, Equity & Inclusion CEO council, and in 2020 signed the CEO Action for Diversity & Inclusion pledge

- Launched workforce development efforts focused on diverse pipeline building and workforce planning

- Workforce comprises 38% Women and 52% People of Color; 42% Women in leadership roles

- Executed 54% of retail leasing deals in 2021 with minority owned businesses, 73% with locally owned business and 50% with both local and minority owned businesses

Employee Engagement

- Offering a variety of training opportunities throughout the year through JBGS University, focusing on green certification programs and energy efficiency best practices

- Providing commercial leasing team with an education series focused on health and wellness

- Offering new analysts an overview of Environmental, Social, and Governance practices

- Providing a comprehensive benefits package including parental leave

- Employee-based JBG SMITH Cares committee focused on supporting organizations that demonstrate a meaningful impact and align with our corporate strategy



GOVERNANCE

Risk Assessment

- Conduct risk assessments designed to identify the material risks our business faces and the potential impact of those risks on our strategy and operations.

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[1] Carbon neutral operating portfolio is Scope 1 and Scope 2 carbon emissions. Scope 1 emissions represent natural gas consumed on-site by operating assets. Scope 2 emissions represent purchased electricity consumed on-site by operating assets. Achievement met via verified carbon offsets and Green-e Certified renewable energy credit purchased and retired.

Human Capital

JBG SMITH utilizes talent management practices in the broadest sense to create a holistic, engaging work experience for our employees. These practices have achieved accolades such as placing 3rd on The Washington Post's list of Great Places to Work for large employers. The sentiments that led to this outstanding finish were reiterated by our employees throughout the year on the frequent pulse surveys conducted to ensure we were supporting our population in every way possible during the pandemic. Commensurate with our high levels of engagement, we also saw a decline in turnover for the second consecutive year. Given our continued desire to remain an employer of choice, we continue to monitor the effectiveness of our engagement, and the engagement survey we launched in January 2021 reflected positive results and higher levels of engagement than previous such surveys, including reporting that 92% of our employees are fully engaged, 93% would recommend JBG SMITH as a place to work, and 96% are proud to work for JBG SMITH.

A key to engagement for JBG SMITH is ensuring we are putting our employees' needs first and creating a workplace experience where employees thrive. For example, as work from home fatigue set in, we increased our focus on mental health, offering access to free counseling, app-based resources and enabling greater flexibility (e.g., meeting-free Monday mornings, reduced meeting times) to help employees better manage the confluence of work and life. We are proud of what we offer in the area of talent management and the investment we are making in our employee population — especially in a year where many companies were not able to do the same due to COVID-19. Some examples include:

WHAT WE DO

- ✔ Talent reviews and 360 surveys for senior leaders
- ✔ Streamlined annual performance reviews
- ✔ Executive coaching available
- ✔ Employee Stock Purchase Plan
- ✔ Total rewards statement (compensation plus benefits)
- ✔ Hybrid / flexible work schedules
- ✔ Flexible paid time off
- ✔ Town halls and video updates from our CEO
- ✔ Employee surveys / pulse surveys
- ✔ Monthly Diversity and Inclusion ("D&I") newsletters
- ✔ Utilization of JBGS Inclusion Community and Women's Initiative to guide programming
- ✔ D&I Deep Dialogue Series and employee roundtables
- ✔ Partnerships with schools and organizations to facilitate recruitment of diverse talent
- ✔ Workforce development partnerships focused on diverse pipeline development

In addition to the above, we have a strong pay-for-performance culture where compensation is tied to both company and individual performance, ensuring that employees focus on both broader business focused goals, as well as their individual goals. To that end, we also have a strong track record of promoting from within. Hence, the opportunities for growth and development are another factor that help keep our population engaged and motivated.

WHAT WE DID NOT DO

- ✘ Furlough/Layoffs
- ✘ Pay Cuts/Reduced Work Weeks
- ✘ Hiring Freezes /Job Offer Withdrawals
- ✘ Reduced Benefit Matches

2021 continued the evolution of our comprehensive, multi-year D&I strategy. With an ongoing focus on our five strategic pillars – (i) workforce and talent, (ii) workplace culture, (iii) business integration, (iv) industry and branding and (v) metrics and accountability – we have made additional progress and have continued to drive cultural and behavioral change.

Implementing more inclusive, equitable systems and practices had a significant impact on our ability to identify diverse talent, particularly related to our entry-level recruitment efforts. Our 2021 intern hires were 71% diverse (i.e. women and/or people of color) and the entry-level hires (Interns, Analyst and Associates) in our Development department were 100% diverse. In addition, we have continued to expand our strategic partnerships with diverse educational, professional and community organizations. In the early part of the year, we launched our first workforce development program, which also resulted in newly established collaborations, partnerships and hires.

Board Leadership Structure

Our Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to provide independent oversight of management. The Board understands that there is no single generally accepted approach to providing Board leadership, and the appropriate Board leadership structure may vary as circumstances warrant. Consistent with this understanding, the independent trustees periodically consider the Board's leadership structure. Currently, the roles of Chief Executive Officer and Chairman of the Board are held by different trustees. W. Matthew Kelly has served as Chief Executive Officer since our formation, and Robert A. Stewart has served as Chairman since May 2021. The Board believes that this structure provides the appropriate balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis. The Chairman presides at all meetings of the shareholders and of the Board as a whole. The Chairman performs such other duties, and exercises such powers, as from time to time shall be prescribed in the bylaws or by the Board.

Although not applicable now, our Corporate Governance Guidelines provide that if the Chairman is an executive officer of the Company, then the Board will have a Lead Trustee, who shall be a non-management trustee. The Lead Trustee will be selected on an annual basis by a majority of the non-management trustees then serving on the Board. When the Chairman is a management trustee, we believe the Lead Trustee position strengthens the role of our independent trustees and encourages independent Board leadership. The responsibilities of the Lead Trustee include, among others:

- serving as liaison among (i) management, including the Chief Executive Officer, (ii) our non-management trustees, (iii) employees reporting misconduct that by their nature cannot be brought to management and (iv) interested third parties and the Board;
- presiding at executive sessions of the independent trustees;
- serving as the focal point of communication to the Board regarding management plans and initiatives;
- ensuring that the role between Board oversight and management operations is respected;
- providing the medium for informal dialogue with and among independent trustees, allowing for free and open communication within that group; and
- serving as the communication conduit for third parties who wish to communicate with the Board.

Executive Sessions

Our non-management trustees met in special executive sessions without management at each of our in-person Board meetings. Robert A. Stewart, as Chairman, chaired the sessions. Per our Corporate Governance Guidelines, the Board expects to conduct executive sessions limited to non-management trustees presided over by the Chairman at each of our regularly scheduled Board meetings, and at least annually will hold an executive session limited to independent trustees.

Attendance of Trustees at 2021 Board and Committee Meetings and Annual Meeting of Shareholders

The Board held a total of 5 meetings during 2021. Each trustee attended at least 75% of the meetings of the Board and all committees thereof on which such trustee served during 2021.

In accordance with the Company's Corporate Governance Guidelines, trustees are expected to attend the annual meeting of shareholders. All trustees attended our 2021 Annual Meeting of Shareholders.

Committees of the Board

Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The principal functions of each committee are briefly described below. Each committee operates under a written charter adopted by the Board, which are available on our website at **www.jbgsmith.com**.

The table below provides membership information for each of the Board committees as of the date of this Proxy Statement. Each committee is composed exclusively of independent trustees, in accordance with NYSE rules.

Trustee	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Scott A. Estes	● *	○	
Alan S. Forman		○	●
Michael J. Glosserman			○
Charles E. Haldeman, Jr.	○		○
Alisa M. Mall			○
Carol A. Melton		●	
William J. Mulrow	○	○	
D. Ellen Shuman	○		○

*   Audit Committee financial expert.

○   Member

●   Chair

Audit Committee

Each of the members of the Audit Committee has been determined by our Board to be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, the rules and regulations of the SEC, and in accordance with the Company's Corporate Governance Guidelines.

The Audit Committee's principal purposes are to (i) oversee the accounting and financial reporting processes of the Company and the audits of the Company's financial statements and (ii) prepare an Audit Committee report as required by the SEC for inclusion in our annual proxy statement. The Audit Committee's responsibility includes oversight related to:

- our accounting and financial reporting processes;
- the integrity of our consolidated financial statements;
- our systems of disclosure controls and procedures and internal control over financial reporting;
- our compliance with financial, legal and regulatory requirements;
- evaluation of the qualifications, independence and performance of our independent registered public accounting firm;
- the role and performance of our internal audit function;
- compliance with the recommendations and observations of the internal auditor and independent auditor; and
- our overall risk profile.

The Audit Committee also is responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, and reviewing the annual and quarterly SEC filings. The Audit Committee also approves the Audit Committee report required by SEC regulations to be included in our annual proxy statement.

The Audit Committee shall consist of no fewer than three members, and at least one member of the Audit Committee must qualify as a "financial expert" as defined by the SEC. The Board has determined that Mr. Estes is an "audit committee financial expert," as defined by the applicable SEC regulations and NYSE corporate governance listing standards and has accounting or related financial management expertise.

The Audit Committee will meet as often as it determines, but not less frequently than quarterly. During 2021, the Audit Committee met five times.

Compensation Committee

Each of the members of the Compensation Committee is independent, as defined by the rules of the NYSE, the rules and regulations of the SEC, and in accordance with the Company's Corporate Governance Guidelines.

The principal functions of the Compensation Committee include:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluating their performance in light of such goals and objectives and determining and approving their remuneration based on such evaluation;
- implementing and administering our incentive compensation plans and equity-based plans;
- assisting management in complying with our proxy statement and annual report disclosure requirements;
- producing a report on executive compensation to be included in our annual proxy statement; and
- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for trustees.

The Compensation Committee will meet as often as it determines, but not less frequently than annually. During 2021, the Compensation Committee met six times.

Corporate Governance and Nominating Committee

Each of the members of the Corporate Governance and Nominating Committee is independent, as defined by the rules of the NYSE, the rules and regulations of the SEC, and in accordance with the Company's Corporate Governance Guidelines.

The principal functions of the Corporate Governance and Nominating Committee include:

- identifying, recruiting and recommending to the full Board qualified candidates for election as trustees and recommending a slate of nominees for election as trustees at each annual meeting of shareholders;

- developing and recommending to the Board Corporate Governance Guidelines and implementing and monitoring such guidelines;

- reviewing and making recommendations on matters involving the general operation of the Board, including board size and composition, and committee composition and structure;

- recommending to the Board nominees for each committee of the Board;

- annually facilitating the assessment of the Board's performance as a whole and of the individual trustees, as required by applicable law, regulations and the NYSE corporate governance listing standards;

- overseeing the Board's evaluation of management;

- reviewing all related party transactions in accordance with the Company's Related Party Transactions Policy; and

- overseeing environmental and social issues, including risks associated with climate change.

The Corporate Governance and Nominating Committee will meet as often as it determines, but not less frequently than annually. During 2021, the Corporate Governance and Nominating Committee met five times.

Trustee Nominee Selection Process

The Corporate Governance and Nominating Committee has set forth in a written policy the minimum qualifications that trustee candidates must possess. At a minimum, a trustee candidate must possess:

- high personal and professional ethics and integrity;

- an ability to exercise sound judgment, including in relation to the Company's business and strategy;

- an ability to make independent analytical inquiries;

- an ability and willingness to devote sufficient time and resources to diligently perform Board duties, including attending regular and special Board and/or committee meetings;

- appropriate and relevant business experience and acumen; and

- a reputation, both personal and professional, consistent with the image and reputation of the Company.

In addition to these minimum qualifications, the written policy sets forth certain additional qualities and skills that, while not a prerequisite for nomination, should be considered by the Corporate Governance and Nominating Committee when evaluating a particular candidate. These additional qualities and skills include, among others, the following:

- whether the person possesses specific industry knowledge, expertise and/or contacts, including in the real estate industry generally, and familiarity with general issues affecting the Company's business;

- whether the person's nomination and election would enable the Board to have a member that qualifies as an "audit committee financial expert" as such term is defined by the SEC in Item 407 of Regulation S-K;

- whether the person would qualify as an "independent" trustee under the rules of the NYSE, the rules and regulations of the SEC, and the Company's Corporate Governance Guidelines;

- the importance of continuity of the existing composition of the Board; and

- the importance of a diverse Board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

The Board does not have a formal policy specifying how diversity of background and personal experience should be applied in identifying or evaluating trustee candidates. A trustee candidate's background and personal experience, however, will be significant in the Board's candidate identification and evaluation process to help ensure that the Board remains aware of and responsive to the needs and interests of our customers, shareholders, employees and other stakeholders.

The Corporate Governance and Nominating Committee will seek to identify trustee candidates based on input provided by a number of sources, including (a) members of the Corporate Governance and Nominating Committee, (b) trustees of the Company and (c) any other party deemed appropriate by the Corporate Governance and Nominating Committee, including shareholders. The Corporate Governance and Nominating Committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified trustee candidates; however, we do not currently employ a search firm, or pay a fee to any other third party, to locate qualified trustee candidates.

As part of the candidate identification process, the Corporate Governance and Nominating Committee will evaluate the skills, expertise and diversity possessed by the current Board, and whether there are additional skills, expertise or diversity that should be added to complement the composition of the existing Board. The Corporate Governance and Nominating Committee also will consider the Company's bylaws, the number of trustees expected to be elected at the next annual meeting of shareholders and whether existing trustees have indicated a willingness to continue to serve as trustees if re-nominated. Once trustee candidates have been identified, the Corporate Governance and Nominating Committee then will evaluate each candidate in light of his or her qualifications and credentials, and any additional factors that the Corporate Governance and Nominating Committee deems necessary or appropriate. Existing trustees who are being considered for re-nomination will be re-evaluated as part of the Corporate Governance and Nominating Committee's process of recommending trustee candidates. The Corporate Governance and Nominating Committee evaluates the performance of each current trustee and considers the results of such evaluation when determining whether to recommend the nomination of such trustee for an additional term. All candidates submitted by shareholders will be evaluated in the same manner as all other trustee candidates, provided that the advance notice and other requirements set forth in our bylaws have been followed. At an appropriate time prior to each annual meeting at which trustees are to be elected or re-elected, the Corporate Governance and Nominating Committee recommends to the Board for nomination by the Board such candidates as the Corporate Governance and Nominating Committee, in the exercise of its judgment, has found to be well-qualified and willing and available to serve.

At an appropriate time after a vacancy arises on the Board or a trustee advises the Board of his or her intention to resign, the Corporate Governance and Nominating Committee will recommend to the Board for election by the Board to fill such vacancy, such prospective member of the Board as the Corporate Governance and Nominating Committee, in the exercise of its judgment, has found to be well-qualified and willing and available to serve. In determining whether a prospective member is qualified to serve, the Corporate Governance and Nominating Committee will consider the factors listed above.

Board Oversight of Risk Management

One of the key functions of our Board is informed oversight of our risk management process. Our Board administers this oversight function directly, with support from its three standing committees, the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, each of which addresses risks specific to their respective areas of oversight as follows:

FULL BOARD AND COMMITTEES

Audit Committee

The Audit Committee has the responsibility to consider and discuss our major financial risk exposures, including credit, liquidity and market risk exposures, and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function.

Compensation Committee

The Compensation Committee assesses and monitors compensation policies for all employees, including non-executive employees, to ensure that such practices are designed to balance risk and reward in relation to the Company's overall business strategy and do not encourage excessive risk-taking.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee monitors the general operations of the Board and the Company's compliance with its Corporate Governance Guidelines and applicable laws and regulations, including the applicable NYSE listing requirements.

Our Board and its standing committees also receive reports from the members of management responsible for the matters considered to enable our Board and each committee to understand and discuss risk identification and risk management.

The Board believes that the composition of its committees, and the distribution of the particular expertise of each committee's members, makes this an appropriate structure to monitor effectively the risks discussed above.

Corporate Governance Guidelines

The Board has adopted a set of Corporate Governance Guidelines that reflects the Board's commitment to monitoring the effectiveness of decision-making at the Board and management level and ensuring adherence to good corporate governance principles, all with the goal of enhancing shareholder value over the long term. The Corporate Governance Guidelines are subject to periodic review by the Corporate Governance and Nominating Committee. The Corporate Governance Guidelines address, among other things:

- the responsibilities and qualifications of trustees, including trustee independence;
- the functioning of the Board;
- the responsibilities, composition and functioning of the Board committees;
- the appointment and role of the Lead Trustee, if applicable;
- principles of trustee compensation;
- the policies and procedures regarding trustee resignation; and
- chief executive officer succession planning.

A copy of the Corporate Governance Guidelines is available on our website at www.jbgsmith.com.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to trustees, officers and employees. Among other matters, the code is intended to deter wrongdoing and promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
- compliance with applicable governmental laws, rules and regulations;
- prompt internal reporting of violations of the code to appropriate persons identified in the code; and
- accountability for adherence to the code.

Any waiver of, or changes to, the Code of Business Conduct and Ethics that apply to executive officers or trustees of the Company may be made only by the Corporate Governance and Nominating Committee or another committee of our Board comprising solely independent trustees or a majority of our independent trustees. Any such waiver will be promptly disclosed as required by law or regulation of the SEC and the rules of the NYSE.

A copy of the Code of Business Conduct and Ethics is available on our website at www.jbgsmith.com. We intend to disclose any changes in or waivers from the Code of Business Conduct and Ethics by posting such information on our website.

Compensation of Trustees

Our independent trustees receive compensation for services on our board for the period that commences with the annual meeting at which they are elected and concludes at the next annual meeting (prorated for partial-year terms, as applicable). Additionally, all new trustees receive a $100,000 equity award in connection with his or her initial election to the Board. All trustee compensation is paid in arrears following the Company's annual meeting at the end of each such period of service.

Non-employee trustees are compensated as follows:

Annual Non-Employee Trustee Compensation



$100,000 $100,000

■ Annual Equity Retainer (LTIP Units)
■ Annual Cash Retainer

Additional compensation for non-employee Board Committee members:

	Chair Annual Retainer	Member Annual Retainer
Audit Committee	$25,000	$10,000
Compensation Committee	$15,000	$ 5,000
Corporate Governance and Nominating Committee	$15,000	$ 5,000

In lieu of receiving an annual retainer in cash, a non-employee trustee may elect to receive any portion of the annual retainer in the form of fully vested LTIP Units. Trustees who are employees of the Company or its subsidiaries will not receive compensation for their services as trustees. All trustees are reimbursed for their out-of-pocket expenses incurred in connection with the performance of Board duties. For information on the special class of limited partnership units of the partnership designated as LTIP units ("LTIP Units"), see "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — LTIP Units."

The following table presents information regarding the compensation earned during 2021 by non-employee trustees who served on the Board during the year. W. Matthew Kelly is an employee of the Company and did not receive any compensation for his service as a member of the Board in 2021. The compensation paid to Mr. Kelly is presented below under "Executive Compensation" in the table titled "Summary Compensation Table" and the related explanatory tables.

Name	Fees Earned in Cash[1]	Share Awards[2]	Other	Total
Phyllis R. Caldwell[3]	$ 83,333	$116,659	—	$199,992
Scott A. Estes	$130,000	$ 99,978	—	$229,978
Alan S. Forman[4]	$120,000	$ 99,978	—	$219,978
Michael J. Glosserman	$105,000	$ 99,978	$90,717[5]	$295,695
Charles E. Haldeman, Jr.	$115,000	$ 99,978	—	$214,978
Alisa M. Mall	$105,000	$ 99,978	—	$204,978
Carol A. Melton	$115,000	$ 99,978	—	$214,978
William J. Mulrow	$115,000	$ 99,978	—	$214,978
Steven Roth[6]	$ 33,333	$ 99,978	—	$133,311
D. Ellen Shuman	$115,000	$ 99,978	—	$214,978
Robert A. Stewart	$100,000	$ 74,984 [7]	—	$174,984

[1] Represents the amount of the annual cash retainer, including committee chair and member retainers, earned by each non-employee trustee from January 1, 2021 through December 31, 2021. As discussed below, certain non-employee trustees elect to receive the entirety of their annual cash retainer in the form of LTIP Units. These LTIP Units are fully vested as of the date of grant. The assumptions used to calculate these amounts are described in Note 13 to our consolidated financial statements for the year ended December 31, 2021, included in our Annual Report on Form 10-K for the year ended December 31, 2021.

[2] Represents the annual equity grant of LTIP Units to each non-employee trustee. The assumptions used to calculate these amounts are described in Note 13 to our consolidated financial statements for the year ended December 31, 2021, included in our Annual Report on Form 10-K for the year ended December 31, 2021.

[3] Ms. Caldwell's election to the Board was effective March 1, 2021. Ms. Caldwell's compensation was prorated for a partial year of service as a trustee beginning March 1, 2021. In addition to the annual equity grant, Ms. Caldwell received a $100,000 equity award in connection with her initial election to the Board.

[4] Alan S. Forman was previously an employee of Yale University, or Yale. Pursuant to an arrangement between Yale and Alan S. Forman, Yale University is entitled to receive, as of or prior to the time Mr. Forman ceases to serve as our trustee, all LTIP Units and other equity awards granted to Mr. Forman while employed by Yale. Pursuant to the arrangement, Mr. Forman received trustee compensation (including trustee fees, equity awards and dividends) on behalf of, or as a nominee for, Yale.

[5] Represents the salary of a dedicated administrative assistant and the value of the use of certain Company facilities provided to Mr. Glosserman in 2021 pursuant to a transition arrangement with the Company which expires March 31, 2022.

[6] Mr. Roth stepped down from the Board in May 2021. Mr. Roth was determined to be independent during his period of service on the Board in 2021.

[7] Mr. Stewart's annual equity grant was prorated for a partial year of service as a trustee beginning August 1, 2021. Prior to such date, Mr. Stewart was employed as an officer of the Company.

Our annual LTIP grants are made in connection with each annual meeting with respect to each one-year period of service. Such periods commence at the annual meeting at which a trustee is elected and conclude at the following annual meeting. The LTIP Units disclosed below represent the LTIP Units issued in 2021 in lieu of certain trustees' annual board and committee cash retainers for the one-year period of service between the 2020 and 2021 annual meetings.

Name	LTIP Units (#)
Phyllis R. Caldwell	—
Scott A. Estes	4,941
Alan S. Forman	—
Michael J. Glosserman	3,897
Charles E. Haldeman, Jr.	4,370
Alisa M. Mall	3,990
Carol A. Melton	4,370
William J. Mulrow	4,370
Steven Roth[1]	—
Robert A. Stewart	—
D. Ellen Shuman	4,370

[1] Mr. Roth stepped down from the Board in May 2021

The following table presents the number of outstanding Formation Units and LTIP Unit awards held by each of our current trustees, other than Mr. Kelly, as of December 31, 2021.

Name	Formation Unit Awards Outstanding as of December 31, 2021[1]	LTIP Unit Awards Outstanding as of December 31, 2021[2]
Phyllis R. Caldwell	—	4,434
Scott A. Estes	—	32,498
Alan S. Forman	—	19,394
Michael J. Glosserman	144,204	19,309
Charles E. Haldeman, Jr.	—	26,933
Alisa M. Mall	—	11,313
Carol A. Melton	—	30,985
William J. Mulrow	—	23,764
D. Ellen Shuman	—	30,357
Robert A. Stewart	148,247	161,696

[1] The awards represent the grant of Formation Units to Mr. Glosserman and Mr. Stewart in July 2017.

[2] The awards represent the grant of LTIP Units to each non-employee trustee in July 2017, May 2018, May 2019, April 2020 and April 2021, and the number of LTIP Units granted to each non-employee trustee in lieu of cash as compensation for their annual retainer, if elected by the trustee. Mr. Stewart's awards include Time-Based LTIP Units awarded to him and Performance-Based LTIP Units earned by him during his tenure as an employee of the Company.

Company Policies

Share Ownership Guidelines

We believe that equity ownership by our trustees and named executive officers helps align their interests with our shareholders' interests and therefore have adopted share ownership guidelines applicable to all of our trustees and executive officers. On an annual basis, we evaluate the ownership status of the trustees and executive officers.

The Chief Executive Officer is required to own equity securities of the Company equal in value to at least six times his annual base salary, and each other named executive officer is required to own equity securities of the Company equal in value to at least three times his or her annual base salary. Non-employee trustees are required to own equity securities equal in value to five times their annual cash retainer. Named executive officers and trustees must satisfy the ownership requirements within five years of when they became subject to the policy, which was adopted on August 10, 2017.

The Corporate Governance and Nominating Committee may waive the share ownership requirements in the event of a severe hardship or in circumstances in which compliance would prevent the participant from complying with a court order.

Hedging and Pledging of Company Securities

Our Insider Trading Policy prohibits our trustees and employees, including our executive officers, from engaging in the following transactions: (i) trading in call or put options involving our securities and other derivative securities; (ii) engaging in short sales of our securities; and (iii) all forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts. Additionally the policy prohibits hedging or pledging of the Company's securities by our named executive officers, and hedging by our trustees.

Board Self-Evaluation

Pursuant to the Company's Corporate Governance Guidelines and the charters of the Compensation, Audit and Corporate Governance and Nominating Committees, the Corporate Governance and Nominating Committee will oversee the annual self-evaluation of the Board and each committee. The self-evaluation will include presentations to the Board by each committee chairperson, and may, if deemed necessary or appropriate by the Board, include reviews and/or presentations by the Company's independent advisors, including its legal counsel and independent auditing firm. The Corporate Governance and Nominating Committee reports the assessments to the Board, and if the Board determines that changes in its governance practices need to be made, management and the Corporate Governance and Nominating Committee will work with the Board to implement the necessary changes.

Clawback Policy

Pursuant to the Company's Incentive Compensation Recoupment Policy, in the event of a restatement of the Company's financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any performance-based compensation paid to certain of our executive officers would have been a lower amount had it been calculated based on such restated results, the Board, or the Compensation Committee if such authority is delegated by the Board, shall review such performance-based compensation. If the Board determines that the executive officer engaged in fraud or intentional misconduct which materially contributed to the need for a restatement, the Compensation Committee may seek to recover from the executive the pre-tax portion of the difference between the performance-based compensation actually paid and the amount that would have been paid had the performance-based compensation been calculated based on the restated financial statements for the three-year period prior to the restatement.

Communications with the Board

The Chairman serves as the communication conduit for third parties who wish to communicate with the Board. Shareholders and other interested parties may communicate with the Board or specified individual trustees by sending written correspondence to the "Chairman" c/o the Chief Legal Officer of JBG SMITH Properties, 4747 Bethesda Avenue, Suite 200, Bethesda, MD 20814, who will then directly forward such correspondence to the Chairman. The Chairman will decide what action should be taken with respect to the communication, including whether such communication should be reported to the full Board. If the Chairman is an executive officer of the Company, the Board will designate a Lead Trustee, who will serve as the communication conduit for third parties who wish to communicate with the Board.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or ever has been an officer or employee of the Company, and no member of the Compensation Committee had any relationships during 2021 requiring disclosure by us under the SEC's rules requiring disclosure of certain relationships and related-party transactions. No executive officer serves as a member of a board of trustees or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or Compensation Committee. Accordingly, during 2021 there were no interlocks with other companies within the meaning of the SEC's proxy rules.

Executive Officers

The following table sets forth certain information regarding our executive officers.

Name	Position With the Company	Age as of the Annual Meeting
W. Matthew Kelly	Chief Executive Officer	49
David P. Paul	President and Chief Operating Officer	59
M. Moina Banerjee	Chief Financial Officer	40
Kevin "Kai" Reynolds	Chief Development Officer	52
George Xanders	Chief Investment Officer	36
Steven A. Museles	Chief Legal Officer and Corporate Secretary	59

Biographies

Please see "Proposal 1: Election of Trustees — Nominees for Election as Trustees" for information regarding W. Matthew Kelly.

David P. Paul



Mr. Paul has served as our President and Chief Operating Officer since our formation in 2017. Mr. Paul has over 25 years of experience in the commercial real estate industry and worked at The JBG Companies® ("JBG") from September 2007 until our formation, serving as a Managing Partner and member of JBG's Executive Committee, Management Committee and Investment Committee. Prior to joining JBG, Mr. Paul worked in commercial and retail real estate development and investment with several firms, including WP Commercial, Archon Group, a subsidiary of Goldman, Sachs & Co (NYSE: GS), Starwood Urban Investments, and Trammell Crow Company, and has been involved in both domestic and international real estate investment. He began his career with the consulting firm Bain & Company. He received his Bachelor of Arts from Vanderbilt University and Master of Business Administration from The Tuck School of Business at Dartmouth.

M. Moina Banerjee



Ms. Banerjee has served as our Chief Financial Officer since December 2020, prior to which she served as Executive Vice President, Head of Capital Markets since December 2018 and as an Executive Vice President since our formation in 2017. Ms. Banerjee worked at JBG from August 2010 until our formation, serving as a Principal in the Investments group and on the Management Committee. Prior to joining JBG, Ms. Banerjee worked at the Blackstone Group in New York, focusing primarily on office, hotel, and senior living acquisitions. She also worked within Citigroup's Investment Banking Division in New York (NYSE: C). Ms. Banerjee graduated with a Bachelor of Science in International Economics from Georgetown University and earned a Master of Business Administration from The Wharton School of the University of Pennsylvania.

Kevin "Kai" Reynolds



Mr. Reynolds has served as our Chief Development Officer since December 2018, prior to which he served as our Co-Chief Development Officer since our formation in 2017. Mr. Reynolds worked at JBG from May 2003 until our formation, serving as a JBG partner and on the Management Committee and was responsible for overseeing the development group. Mr. Reynolds has over 20 years of real estate experience. Prior to joining JBG, he worked in development for Gables Residential. Mr. Reynolds received his Bachelor of Arts from the University of Western Ontario and a Master of Business Administration from the University of North Carolina's Kenan-Flagler Business School.

George L. Xanders



Mr. Xanders has served as our Chief Investment Officer since January 2021, prior to which he served as Executive Vice President, Co-Head of Acquisitions since January 2019 and as an Executive Vice President since the Company's formation in 2017. Mr. Xanders has been a member of JBG SMITH's Investment Committee since January 2019. Prior to our formation, Mr. Xanders worked at JBG beginning in July 2008, serving as an Executive Vice President in the Investments group. Mr. Xanders graduated with a Bachelor of Science in Business Administration from the University of North Carolina at Chapel Hill.

Steven A. Museles



Mr. Museles has served as our Chief Legal Officer and Corporate Secretary since our formation in 2017. From August 2013 until joining JBG in March 2017, Mr. Museles served as Chief Legal Officer and Chief Compliance Officer of Alliance Partners, a credit-focused asset management firm. Prior to joining Alliance Partners, Mr. Museles served in several capacities at CapitalSource Inc. (NYSE: CSE), a specialty finance company, including as a member of the Board of Directors, Co-Chief Executive Officer, and Chief Legal Officer and Secretary. Prior to joining CapitalSource, he practiced corporate and securities law as a partner at Hogan Lovells. Mr. Museles served on the Board of Directors of Revolution Acceleration Acquisition Corp (NASDAQ: RAAC) from December 2020 to July 2021. Mr. Museles received his Bachelor of Arts from the University of Virginia and Juris Doctor from the Georgetown University Law Center.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the principles underlying our policies and decisions with respect to the compensation of our named executive officers. Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each compensation component. Each of the key elements of our executive compensation program is discussed in more detail below. The following discussion should be read together with the compensation tables and related disclosures appearing later in this Proxy Statement.

This section presents information concerning compensation arrangements for our named executive officers for 2021. Compensation decisions for our named executive officers are made by the Compensation Committee which administers our executive compensation programs. The Compensation Committee believes the Company has strong compensation practices which have become even stronger since its inception, as evidenced by its 91% shareholder approval on "say on pay" last year and the fourth straight year (out of four years in total) of over 90% support.

For the year ended 2021, our named executive officers and their titles were as follows:

W. Matthew Kelly
Chief Executive Officer

David P. Paul
President and Chief Operating Officer

M. Moina Banerjee
Chief Financial Officer

Kevin "Kai" Reynolds
Chief Development Officer

Steven A. Museles
Chief Legal Officer

Executive Summary

Our strategic transformation to a majority multifamily company with an office portfolio in National Landing is well underway; we are now in a transitional period, and our compensation program, which has been relatively unchanged since we became a public company in 2017, is evolving to address this strategic transformation. The Compensation Committee recognizes the strong support (94% average FOR votes on Say-on-Pay) from shareholders for the Company's compensation practices over the past five years, and now needs to pivot the Company's compensation program to best support its strategic transformation and related transitional period. This pivot comprises modifications to the performance piece of our annual equity awards and the issuance of a one-time retention and strategic performance award discussed below in this Compensation Discussion and Analysis.

The Compensation Committee took note and discussed throughout the first half of the year (i) the "great resignation" related to the pandemic we saw across the country in 2021, (ii) the fact that the initial equity received by members of our senior leadership in our 2017 formation transaction will become fully vested in July 2022, thus losing its retention power from that point forward, and (iii) the fact that our equity incentive program goes well beyond our executive officers and deep into our employee base. Acknowledging the foregoing, to promote retention of the senior leadership team (beyond just the named executive officers and other executives), as well as align their interests with shareholders and increase net asset value ("NAV") per share based on the Company's long-term strategy, the Compensation Committee determined to grant a one-time retention and strategic performance equity award in July 2021. This award contains both time- and performance-based elements covering a long-term (7-year) period. The time-based portion is intended to replace the retention component of the equity granted in connection with the Company's formation, and the performance-based portion is incorporated to encourage senior leadership to align with the Company's long-term goal of NAV per share growth.

The Company has embarked on a long-term strategy that includes enhancing connectivity and rolling out 5G in National Landing, continuing the lease-up of the operating portfolio and stabilization of newly constructed assets, and shifting away from office in favor of a more multifamily-focused portfolio (of which National Landing represents an important opportunity), all in the face of the pandemic and its prolonged effects. This strategy requires a significant amount of time to complete, but should result in a positive outcome for shareholders – and if so, the one-time retention and strategic performance equity award will allow for management to participate in the shareholder value creation. Because these goals are long term in nature, the duration of the special equity award is likewise intended to align with long-term performance.

2021 Business Performance Highlights

Paved the way for Amazon's continued expansion and expanded growth footprint surrounding Virginia Tech's $1 Billion Innovation Campus in National Landing

Over 210,000 retail square feet, representing over 50 new retailers, well underway in National Landing

Establishing National Landing as first 5G-enabled connected city at scale in the country

Completed 1.7 million square feet of office leasing activity

Grew multifamily occupancy and rents and expanded multifamily portfolio by 3,313 units through development and acquisitions at an average yield of 5.9%

Advanced design and entitlement on 11.3 million square feet, or 77% of our Development Pipeline

Concentrating portfolio in multifamily and National Landing office by successfully recycling non-core office and land holdings

Preserved our balance sheet strength and liquidity

Leading the market on ESG initiatives, including achieving carbon neutrality for energy consumed across our operating portfolio

Executive Compensation Philosophy and Objectives

The primary objectives of our executive compensation are to (1) align the interests of our executives with those of our shareholders; (2) attract and retain the highest caliber executives in our industry; and (3) motivate executives to achieve corporate performance objectives as well as individual goals. To fulfill these objectives, we have an executive compensation program that includes three major elements — base salary, annual bonus incentives and long-term equity incentives, which may include stock options, restricted shares or partnership unit awards and performance-based equity awards. Other than the employment agreements and equity incentive plan, which are described below, we have not adopted any compensation policies, procedures or plans with respect to named executive officer compensation.

The cornerstones of our annual executive compensation program that help us achieve our objectives include:

- **Base Salaries.** Central to our ability to attract and retain our executives is providing base salaries that fairly reward them for their value to the organization in successfully performing their respective roles.

- **Incentive Compensation.** Incentive compensation is an important tool for providing variable, or "at risk," compensation tied to performance. We view it as a means to motivate and reward our executives for performance, including the achievement of our financial and operational objectives, individual goals and value creation for shareholders. In accordance with our "pay-for-performance" orientation, we deliver most of our total named executive officer compensation in the form of incentive compensation comprising short-term, annual cash incentives and long-term, equity-based incentives.

	Pay Element	Objectives
Fixed Component	**Base Salary**	To provide competitive fixed pay at a level that fairly rewards executives for their value to the organization in successfully performing their respective roles
Performance-Based Component	Annual Incentive Cash Bonus	To incentivize management to achieve the Company's strategic and financial goals for the fiscal year, based on quantitative metrics established by the Compensation Committee at the beginning of the year
	Annual Time-Based Equity Incentive	To align recipients with shareholders, and retain and motivate executives to create long-term shareholder value
	Annual Performance-Based Equity Incentive	To enhance the pay-for-performance structure and shareholder alignment, while motivating and rewarding executives for TSR performance in excess of predetermined absolute and relative hurdles

(Left vertical axis: Total Compensation)

Holistically, we evaluate our executive pay program and make pay decisions within the context of a total compensation framework to ensure our overall compensation objectives are met. In doing so, we recognize the distinct nature of the individual elements of our pay program but are mindful of the interrelationship of the various components to the successful execution of our overall pay strategy.

Consistent with our philosophy, we have developed strong compensation practices while avoiding others in pursuit of our compensation objectives. These practices are as follows:

WHAT WE DO

✔ Most executive pay is variable "at risk" compensation, designed to achieve pay-for-performance objectives

✔ Balanced mix of performance measures used to ensure a focus on our overall performance

✔ Strong emphasis on equity-based compensation to provide long-term incentives

✔ Compensation Committee has engaged an independent compensation consultant

✔ Offer our executives the option of receiving additional equity-based incentives in lieu of their annual cash bonus incentive as a retention mechanism to further align their interests with the long-term interests of our shareholders

✔ Executive officers and trustees are subject to rigorous share ownership guidelines

✔ Clawback policy to recover compensation from certain executive officers engaging in fraud or intentional misconduct that leads to a restatement of financials

WHAT WE DO NOT DO

✖ Guaranteed salary increases, cash incentive compensation or equity grants

✖ Extensive perquisites or supplemental benefits to our executive officers

✖ Excise tax gross up payments

✖ Hedging or pledging of our securities by our executive officers, including named executive officers

✖ Single trigger change-in-control provisions

Advisory Vote on Executive Compensation

On an annual basis, the Company provides its shareholders with the opportunity to cast an advisory vote on executive compensation. In 2021, approximately 91% of the shares voted were in support of the 2020 compensation of the named executive officers. The Compensation Committee viewed this advisory vote as an expression of general shareholder satisfaction with the Company's executive compensation program. Consistent with the advisory vote of shareholders at the 2018 Annual Meeting of Shareholders, the Company will hold advisory votes on executive compensation annually until the next say-on-frequency vote is conducted, which will be no later than 2024.



Say-on-Pay Voting Results

4-year average: 94%

2018	2019	2020	2021
95%	94%	94%	91%

Annual Cash Incentive Program

Our short-term incentive (cash bonus) program has evolved since the Company's formation such that a more rigid framework now applies. Despite the history of positive say on pay voting results, the Compensation Committee has proactively made constructive enhancements to the short-term incentive program. Payouts under our short-term incentive (cash bonus) program were initially entirely in the discretion of the Compensation Committee when the plan was first implemented for 2018. In 2019 we implemented a more rigorous system with specific objectives and a corresponding scoring system to determine payout amounts. In 2020, we continued to refine this objective program by adjusting the potential payout amounts on both the low and high ends. Finally, while the program provides for individual, subjective components for non-executive employees, the executive payout is 100% based on Company performance (i.e., no individual, subjective component) as determined by goals set in the beginning of each year.

2021 Annual Cash Incentive Bonus Program

PERFORMANCE METRICS	- Capital Allocation/Dispositions - Construction Completion - Asset Entitlement Completion - Asset Entitlement Submission - Construction Commencement - Aggregate Commercial Lease Execution Square Footage	- Aggregate Value of Commercial Leases Executed - Core FFO - Operating NOI - ESG/Affordable Housing - ESG/Carbon Neutrality
METHODOLOGY	Must meet specified number of goals to achieve threshold, target or maximum bonus level (as a percentage of base salary)	
PERFORMANCE BANDWIDTHS	Threshold (6 Goals) = 50% Target (8 Goals) = 100% Maximum (10 Goals) = 150%	
ACTUAL BONUS PAYOUT	150%	

Role of the Compensation Committee and Management

The Compensation Committee comprises independent trustees who are responsible for the overall design and administration of our executive compensation programs. For a more detailed description of the responsibilities of the Compensation Committee, see "Corporate Governance and Board Matters — Committees of the Board — Compensation Committee."

When determining the compensation of our named executive officers, the Compensation Committee considers several factors it deems important, including:

- the executive officer's experience, knowledge, skills, level of responsibility and potential to influence our performance;
- the business environment, our strategy, and our financial, operational and market performance;
- marketplace compensation levels and practices; and
- corporate governance and regulatory factors related to executive compensation.

The Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee. The Compensation Committee makes compensation decisions for our executive officers after careful review and analysis of appropriate performance information and market compensation data as well as advice from its compensation consultant. The Compensation Committee determines the compensation for the Chief Executive Officer. In connection with determining compensation of executive officers other than the Chief Executive Officer, the Compensation Committee seeks input from the Company's Chief Executive Officer. Any recommendations given by the Chief Executive Officer are based upon the Chief Executive Officer's assessment of the Company's overall performance, each executive officer's individual performance, market compensation practices and employee retention considerations. The Compensation Committee reviews the Chief Executive Officer's recommendations, and in its sole discretion determines all executive officer compensation. The Chief Executive Officer does not provide any recommendations to the Compensation Committee regarding his own compensation.

Role of the Compensation Consultant

For 2021, the Compensation Committee engaged the services of Ferguson Partners Consulting ("FPC"), an executive compensation consultant, to provide advice and counsel in carrying out its duties. FPC provided the Compensation Committee with market data on executive pay practices and levels and provided recommendations regarding the structure of executive pay opportunities, equity-based incentives and the equity incentive plan.

The Compensation Committee has the sole authority to approve the compensation consultant's fees and terms of its engagement. The Compensation Committee has reviewed its relationship with FPC to ensure that it believes that FPC is independent from management. This review process includes a review of the services FPC provides, the quality of those services, and fees associated with the services during the fiscal year, as well as consideration of the factors impacting independence that are set forth in NYSE rules.

Use of Comparative Market Data

The Compensation Committee believes that for our compensation to be effective, it must be competitive with other real estate companies with which we may compete for executive talent. The Compensation Committee uses industry peer group data as one element of assessing and determining pay for our executive officers. Peer group data provides an insight into overall market pay levels, market trends, governance practices related to compensation and industry performance.

With assistance from FPC, the Compensation Committee undertook a comprehensive review of our peer group of companies with the goal of evaluating the competitiveness of the Company's executive compensation program. The peer group was selected based on various criteria considered by the Compensation Committee, including industry (public REITs, and where appropriate, office, multifamily, and/or diversified REITs), size (defined by total capitalization), having a Washington DC/metropolitan presence, and/or an active development pipeline. As a result of this peer group review and evaluation, while being mindful of best practices for selecting a peer set, the Compensation Committee determined to continue to use the same peer group that it had used last year, as shown below.

FPC noted in its peer group recommendation that the Company has three somewhat unique characteristics compared to its peers and the broader industry that are not directly captured in its total capitalization: (1) the Company's significant development pipeline adds a degree of complexity that may not be matched at a number of its peers,
(2) the Company manages a meaningful funds business which distinguishes it from most other public REITs, and
(3) the Company is in the process of transitioning to a majority multifamily portfolio.

The peer group recommended by the compensation consultant and approved by the Compensation Committee consists of 14 public real estate companies. As of December 31, 2021, this peer group had total capitalization ranging from approximately $2.7 billion to $35.0 billion, with a median of approximately $8.3 billion. Our total capitalization at that time of approximately $6.8 billion ranked at the 36th percentile. This peer group comprises the following companies:

Company Name	Similar Property Type	Similar Size	Washington DC Presence	Active Developer
Boston Properties, Inc.	✔		✔	✔
Brandywine Realty Trust	✔	✔	✔	✔
Camden Property Trust	✔		✔	✔
Columbia Property Trust, Inc.	✔	✔	✔	✔
Corporate Office Properties Trust	✔	✔	✔	✔
Cousins Properties Incorporated	✔	✔		✔
Douglas Emmett, Inc.	✔	✔		✔
Highwoods Properties, Inc.	✔	✔		✔
Hudson Pacific Properties, Inc.	✔	✔		✔
Kilroy Realty Corporation	✔	✔		✔
Veris Residential, Inc.	✔	✔		✔
Paramount Group, Inc.	✔	✔	✔	
Vornado Realty Trust	✔			✔
Washington Real Estate Investment Trust	✔		✔	✔

Elements of Executive Compensation Program

The following is a summary of the elements of, and amounts paid under our executive compensation programs for fiscal year 2021.

Target Pay Mix. We believe that the executive management team's compensation should be appropriately at-risk and meaningfully dependent upon the achievement of robust and objective performance requirements. As illustrated below, approximately 90% of the Chief Executive Officer's total target 2021 compensation and 76.3% of the other named executive officers' total direct 2021 compensation was variable and subject to Company and individual performance results.


10.0%
10.0%
CEO
90.0% At Risk Pay
80%
23.7%
ALL OTHER NEOs
At Risk Pay
76.3%
52.6%
23.7%
Long-Term Incentive Award (does not include One-Time Retention and Strategic Performance Award)
Annual Incentive Award
Base Salary

Annual Base Salary. Our named executive officers' base salaries represent a fixed level of compensation that is meant to reward them fairly for their value to the Company based on their respective roles and responsibilities. Our named executive officers' base salaries were negotiated as a part of their employment agreements, each of which provides that the officer's annual base salary will be reviewed not less frequently than annually by the Compensation Committee. Pursuant to the employment agreements, the base salary cannot be decreased below the base salary set forth in the table below. When establishing and reviewing base salaries, our Compensation Committee considers each executive's role and responsibility, experience, knowledge, unique skills and future potential with our Company, as well as salary levels for similar positions in our target market and internal pay equity. Since 2019, other than Ms. Banerjee, our named executive officers' salaries have remained unchanged. Our named executive officers' annual base salaries for 2020, 2021 and 2022 are set forth in the table below.

Name	2020 Base Salary	Percentage Change	2021 Base Salary	Percentage Change	2022 Base Salary
W. Matthew Kelly	$ 750,000	—	$ 750,000	—	$ 750,000
David P. Paul	$ 625,000	—	$ 625,000	—	$ 625,000
M. Moina Banerjee	$ 425,000	29%(1)	$ 550,000	—	$ 550,000
Kevin "Kai" Reynolds	$ 500,000	—	$ 500,000	—	$ 500,000
Steven A. Museles	$ 400,000	—	$ 400,000	—	$ 400,000

(1) Ms. Banerjee's salary was increased to reflect her promotion to Chief Financial Officer in 2021.

Annual Cash Bonus. Each named executive officer has an opportunity to earn an annual cash bonus, which is designed to motivate achievement at both a company and individual level. Under the terms of their employment agreements, each of our named executive officers has a defined annual target bonus of 100% of his or her respective base salary. For substantially all employees, a percentage of his or her bonus depends upon the Company achieving specified goals set at the beginning of the year. For our named executive officers this percentage equals 100%, such that there is no individual performance component. As employees in the rest of the Company decrease in seniority, a lesser percentage of their bonuses is attributable to achieving the Company goals versus their individual performance.

Given the nature of our business and our long-term strategy, the Compensation Committee does not believe in a strict formulaic framework for measuring performance against short-term goals to determine compensation for a particular year. Execution of our strategy spans multiple submarkets with different economic drivers over many years. Development projects, which are particularly

important to our strategy, take time to identify, acquire, permit, construct and stabilize. Our focus on long-term performance involves management of liquidity, leverage ratios, interest-rate risk, capital allocation and debt maturities so we can take advantage of opportunities when they arise while maintaining our operating parameters within appropriate ranges. Consequently, we believe performance must be reviewed not only for the most recent year or on a year-over-year basis, but also with a view toward managing compensation to appropriately incentivize, compensate and retain our executives. Furthermore, the Compensation Committee recognizes that there should be flexibility within the bonus program to account for unusual and extraordinary events such as the COVID-19 pandemic, for which the Compensation Committee adjusted the 2020 bonus payout amount. The Compensation Committee believes it is prudent to undertake a holistic examination of performance under the most extreme and unusual events when determining performance against short-term goals.

The Compensation Committee believes that, generally, a specific number of goals should be met to earn threshold, target and maximum bonus amounts (as a percentage of salary). For 2021, our Compensation Committee implemented threshold, target, and maximum short-term incentive compensation amounts based on achieving a specified number of performance metrics, with the ability to interpolate the precise bonus amounts to the extent the number of goals met falls in between any of the following levels.

The number of goals necessary to earn the respective bonus payout amounts in 2021 (as a percentage of salary) as determined in February 2021 are set forth below:

	# of Goals Achieved	Payout Percentage
Threshold	6	50%
Target	8	100%
Maximum	10	150%

Additionally, our executives have the option to elect to receive all or a portion of their cash bonuses in the form of LTIP Units. As indicated in the charts below, Messrs. Kelly and Paul each participated in this option, with each electing to receive 100% of their 2021 cash bonuses in the form of fully vested LTIP Units. Although fully vested at grant, pursuant to the amended and restated partnership agreement (the “partnership agreement”), LTIP Units are not redeemable for common shares until two years after the date of grant.



Before Cash Bonus Equity Election

11.7%
CEO
88.3%
26.3%
ALL OTHER NEOs
73.7%
Paid in Cash
Paid in Equity (includes One-Time Retention and Strategic Performance Award)

After Cash Bonus Equity Election

4.7%
CEO
95.3%
21.6%
ALL OTHER NEOs
78.4%
Paid in Cash
Paid in Equity (includes One-Time Retention and Strategic Performance Award)

Our Compensation Committee strives to make compensation decisions that reward management for executing our strategy with the goal of creating long-term value. We do not rely on a strict formulaic framework for measuring performance against short-term

goals to determine compensation awards for a particular year, but instead aim for a balanced quantitative and qualitative approach, as outlined below, that our Compensation Committee believes is appropriate to support our continued success. We focus on key drivers of value creation such as capital allocation, development activity, leasing, Core Funds From Operations (FFO), Net Operating Income (NOI), execution of our strategy for all of our assets located in National Landing, and improvements in our ESG efforts.

The Compensation Committee believes that combining a quantitative and a qualitative assessment against pre-established goals allows it to:

- evaluate management's performance annually while taking into account our focus on value creation over the long term;

- strike the appropriate balance between short-term objectives and long-term strategies; and

- properly emphasize objective results while also considering subjective factors when assessing management's performance.

Fiscal Year 2021 Executive Bonus Goals

The table below summarizes the Company's 2021 performance against each of the 11 performance goals established by the Compensation Committee in February, as well as the significance of each performance goal for purposes of determining executive compensation. Due to the continuing and unknowable impacts of the pandemic, several of the goals were expressed as ranges when set.

CORPORATE GOAL #1: **Capital Allocation/Dispositions: Market for Sale Non-Core Assets and Identify Pen Place Exchange Candidate**

Target	2021 Result	Goal Achievement
Market for Sale $400M-$500M of Non-Core Assets	$1.1B	**EXCEEDED**
Identify Pen Place Exchange Candidate	Acquired The Batley	**MET**

Why is this goal important? Recycling capital from asset sales and recapitalizations not only allows us to efficiently access capital to deleverage and create balance sheet capacity for future investment opportunities, but also allows us to sell non-core office assets with lower expected potential returns and allocate proceeds to multifamily and other investments with higher expected returns. Exchanging assets in like/kind exchanges also allows us to retain gains from asset sales to be redeployed into acquisitions or other investments.

Performance: Despite the negative impact of the pandemic on real estate capital markets, the Company exceeded its goal for marketing non-core assets by $600 million and met its goal of identifying an exchange candidate for Pen Place by identifying and acquiring The Batley. Not only did the Company exceed its goal of marketing for sale $400-$500 million in non-core assets, it also closed $93 million of asset sales.

CORPORATE GOAL #2: **Complete One Under-Construction Asset**

Target	2021 Result	Goal Achievement
Complete 1 asset	1 asset completed	**MET**

Why is this goal important? Delivering completed assets in our development portfolio drives substantial value creation in our portfolio and measures our ability to execute on our development pipeline both on time and within budget.

Performance: Despite significant challenges caused by the pandemic, the Company met this goal by completing the development of one of its under-construction assets (8001 Woodmont) totaling approximately 360,000 square feet (approximately 180,000 square feet at share).

CORPORATE GOAL #3: **Entitle 650,000 SF of Estimated Potential Development Density**

Target	2021 Result	Goal Achievement
Receive approvals for entitling 650,000 square feet of estimated potential development density	741,000 square feet entitled	**EXCEEDED**

Why is this goal important? Successfully executing our development plans requires that we receive entitlements on land in our development pipeline to build income-generating assets on that land. This is a critical component of our business strategy.

Performance: The Company exceeded its goal by successfully entitling 2000 and 2001 South Bell Street for an aggregate 741,000 square feet, exceeding its goal by 91,000 square feet

CORPORATE GOAL #4: **Submit Entitlement Applications for 1.0 M SF of Estimated Potential Development Density**

Target	2021 Result	Goal Achievement
Submit applications to entitle 1.0 million square feet of estimated potential development density	1.2 million square feet submitted	EXCEEDED

Why is this goal important? Successfully executing our development plans requires that we submit and entitle land in our development pipeline to build income-generating assets on that land. Creating the application for submission and submitting it in a timely manner is a critical component of our business strategy.

Performance: The Company exceeded its goal by submitting entitlement applications for an aggregate 1.2 million square feet, for 223 23rd Street and 2250 Crystal Drive, exceeding its goal by 200,000 square feet.

CORPORATE GOAL #5: **1900 Crystal Drive**

Target	2021 Result	Goal Achievement
Commence Construction on 1900 Crystal Drive	Commenced March 2021	MET

Why is this goal important? 1900 Crystal Drive will be our first newly delivered multifamily asset in National Landing since Amazon announced a headquarters would be located there. Delivering this asset in time to provide high quality residences for employees of Amazon and other tenants in National Landing is key to our National Landing strategy.

Performance: The Company met this goal by commencing construction in March 2021, The Company intentionally delayed construction of 1900 Crystal Drive in 2020, to take advantage of an expected decline in construction costs resulting from the reduced volume of construction activity caused by the pandemic. After negotiating an expected cost savings of approximately 7.5% from originally anticipated costs, the Company commenced construction in March 2021.

CORPORATE GOAL #6: **Office Leases**

Target	2021 Result	Goal Achievement
Execute office leases totaling 750,000-865,000 SF	1.7 M SF	EXCEEDED

Why is this goal important? We generate revenue and cash by leasing operating and under construction commercial assets. Our ability to effectively lease these assets is an important measure of progress toward stabilizing our operating commercial portfolio and under-construction commercial assets. When making office leasing decisions, we consider, among other things, the creditworthiness of the tenant, the term of the lease, the rental rate to be paid at inception and throughout the lease term, the costs of tenant improvements and other landlord concessions, current and anticipated operating expenses, real estate taxes, vacancy and expected future demand for the space, the impact of any expansion rights and general economic factors.

Performance: The pandemic continued to adversely impact the demand for office leasing in 2021. Many prospective tenants were wary of committing to new or additional space given the uncertain length and further impact of COVID-19 on their businesses as well as uncertainty regarding how office space might be used differently following the pandemic. Nonetheless, due to extraordinary efforts of the Company's leasing team, we exceeded this goal by approximately 91%.

CORPORATE GOAL #7: **Present Value of Executed Office Leases to Budget**

Target	2021 Result	Goal Achievement
Meet or exceed present value of budget	Exceeded by 16.5%	EXCEEDED

Why is this goal important? Like all important business decisions, due to the long tenure of office leases, we assess leasing transactions by measurement of their impact on the Company's long-term Net Asset Value per share. Accordingly, the rental rate to be paid at inception and throughout the lease term relative to management's assessment of market rates (as reflected in the Company's annual budget) impacts the Company's long-term Net Asset Value per share.

Performance: While the pandemic continued to adversely impact the demand for office leasing, the present value of office leases executed in 2021 exceeded budget, and the Company exceeded this goal by 16.5%.

CORPORATE GOAL #8: **Core Funds from Operations (Core FFO)**[1]

Target	2021 Result	Goal Achievement
$153.0-$178.0M	$197.6M	**EXCEEDED**

Why is this goal important?   Core FFO is important in comparing our levered operating performance from period to period and as compared to similar real estate companies.

Performance: The pandemic negatively impacted the Company's 2021 Core FFO. Nonetheless, the Company outperformed budgeted NOI and third-party asset management and real estate services revenue and incurred lower than budgeted interest expense during the year. The Company achieved Core FFO of approximately $197.6 million, exceeding its goal by approximately 11%.

CORPORATE GOAL #9: **Net Operating Income (NOI)**[2]

Target	2021 Result	Goal Achievement
$301.0-$318.0M	$332.0M	**EXCEEDED**

Why is this goal important?   NOI is a supplemental portfolio performance measure that reflects only those revenue and expense items that are incurred at the asset level, excluding non-cash items, and is considered by many in the real estate industry to be a useful starting point for determining the value of a real estate asset or group of assets.

Performance: The impact of the pandemic is reflected in the Company's 2021 operating results. For the year ended December 31, 2021, the Company reported NOI of $332.0 million, which exceeded its goal by approximately 4%. The favorability was due to (i) lower bad debt reserves and lower utilities and cleaning expenses across our commercial portfolio, and (ii) higher base rent and lower concessions and deferrals across our multifamily portfolio.

CORPORATE GOAL #10: **Commitment to Affordable Housing (ESG)**

Target	2021 Result	Goal Achievement
Finance 250-500 Affordable Workforce Housing Units	459 Units Financed	**MET**

Why is this goal important?   The Company is committed to the economic development of the Washington region through continued investment in our projects and local communities. However, new development can also foster challenging growth dynamics, with issues of social equity at the forefront. To contribute to the response to these challenges, the Company launched the Washington Housing Initiative (WHI), in partnership with the Federal City Council, to produce affordable workforce housing and create sustainable, mixed-income communities.

Performance: In December, the Washington Housing Conservancy closed on the acquisition of Huntwood Courts, an existing 214-unit multifamily building located in the Deanwood neighborhood of Northeast Washington, DC. With this transaction, the WHI Impact Pool has financed 459 units in 2021, meeting this goal.

CORPORATE GOAL #11: **Sustainability (ESG)**

Target	2021 Result	Goal Achievement
Establish target year for carbon neutrality and begin implementation plan	Carbon neutrality[3]	**EXCEEDED**

Why is this goal important?   By understanding the social and environmental impacts of our business, the Company is better able to protect asset value, reduce risk, and advance initiatives that result in positive economic, social and environmental outcomes. Additionally, respondents to our 2020 ESG Materiality Assessment identified a plan to achieve a carbon neutral portfolio as a top 5 most material factor.

Performance: Not only did the Company establish a roadmap to achieve a carbon neutral portfolio and implement the plan to achieve same, it determined to achieve neutrality across its operating portfolio in 2021 and achieved that goal via verified carbon offsets and certified renewable energy credits.

[1] Funds From Operations (FFO) is a non-GAAP financial measure computed in accordance with the definition established by Nareit in the Nareit FFO White Paper - 2018 Restatement. Nareit defines FFO as net income (loss) (computed in accordance with GAAP), excluding depreciation and amortization related to real estate, gains and losses from the sale of certain real estate assets, gains and losses from change in control and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity, including our share of such adjustments for unconsolidated real estate ventures. Core FFO represents FFO adjusted to exclude items (net of tax) which we believe are not representative of ongoing operating results, such as

Transaction and Other Costs, impairment write-downs of right-of-use assets associated with leases in which we are a lessee, gains (or losses) on extinguishment of debt, earnings (losses) and distributions in excess of our investment in unconsolidated real estate ventures, share-based compensation expense related to our formation transaction and special equity awards, lease liability adjustments, income from investment funds, business interruption insurance proceeds, amortization of the management contracts intangible and the mark-to-market of derivative instruments including our share of such adjustments for unconsolidated real estate ventures.

[2] NOI is a non-GAAP financial measure management uses to assess a segment's performance. The most directly comparable GAAP measure is net income (loss) attributable to common shareholders. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only property related revenue (which includes base rent, tenant reimbursements and other operating revenue, net of free rent and payments associated with assumed lease liabilities) less operating expenses and ground rent for operating leases, if applicable. NOI also excludes deferred rent, related party management fees, interest expense, and certain other non-cash adjustments, including the accretion of acquired below-market leases and the amortization of acquired above-market leases and below-market ground lease intangibles.

[3] Based on Scope 1 and 2 energy consumption. Scope 1 emissions represent those produced by consuming onsite natural gas procured by the Company. Scope 2 emissions represent those produced by consuming onsite electricity procured by the Company. Commercial tenant submeters are uncommon in our operating region. Scope 1 and Scope 2 emissions reflect both master metered tenant usage, as well as the Company's own usage. Scope 3 emissions represent those produced by consuming onsite electricity procured and controlled by others and are not in the Company's carbon neutrality boundary.

The Compensation Committee determined that the Company met or exceeded all 11 corporate goals set in February 2021, which entitled executives to receive the maximum bonus of 150% of target. Consequently, the Compensation Committee awarded a bonus of 150% of target to the Company's named executive officers.

2021 Bonus Amount and Composition

Name	Maximum Bonus Opportunity	Bonus Awarded	Portion of Bonus Elected to be Taken in LTIP Units
W. Matthew Kelly	$ 1,125,000	$ 1,125,000	100%
David P. Paul	$ 937,500	$ 937,500	100%
M. Moina Banerjee	$ 825,000	$ 825,000	—
Kevin "Kai" Reynolds	$ 750,000	$ 750,000	—
Steven A. Museles	$ 600,000	$ 600,000	—

Equity Incentive Compensation. We provide equity awards pursuant to the Omnibus Plan, which serve as the long-term incentive element of our target pay mix for our executive compensation. The Omnibus Plan provides for grants of options, share-based awards, partnership unit awards and performance-based equity awards to trustees, officers and employees of JBG SMITH and its subsidiaries. In addition, we grant equity awards pursuant to the partnership agreement of our operating partnership, to the extent the awards are based on interests in our operating partnership. The purpose of the equity awards is to attract, retain and motivate our trustees, officers and employees by providing them with a proprietary interest in our long-term success or compensation based on the attainment of performance goals.

2021 Annual Equity Grants



RELATIVE PERFORMANCE
100% of the performance-based long-term incentive award is granted based on 3-year relative performance to the FTSE Nareit Equity Office Index.

TARGET TO OUTPERFORM
The Company must outperform the FTSE Nareit Equity Office Index by achieving relative performance at the 55th percentile to earn the target award.

INVESTOR ALIGNMENT
The Company utilizes an absolute TSR modifier whereby the Named Executive Officers only vest in awards to the extent TSR is positive and shareholders gain on their investments.

On January 1, 2021 each named executive officer received an award of LTIP Units with time-based vesting requirements (the "Time-Based LTIP Units") under the Omnibus Plan and the partnership agreement. The Time-Based LTIP Units vest in four equal annual installments beginning on January 1, 2022, subject to continued employment. On January 1, 2021, we also granted LTIP Units with performance-based vesting requirements ("Performance-Based LTIP Units") to each named executive officer under the Omnibus Plan and the partnership agreement. Performance-Based LTIP Units are subject to performance-based vesting and vest based on the relative performance of the TSR of our common shares compared to our Peer Companies, over the three-year performance period beginning on January 1, 2021, inclusive of dividends and share price appreciation. TSR means, for the Company and the Peer Companies, the total return (expressed as a percentage) that would have been realized by a shareholder who bought one share of common stock of such company at a certain baseline value on the applicable grant date, reinvested each dividend and other distribution declared during the performance period with respect to such share (without deduction for any taxes with respect to such dividends or other distributions), and sold such shares at a certain common share price on the applicable valuation date (without deduction for any taxes with respect to any gain on such sale or any charges in connection with such sale). Appropriate adjustments to TSR are made to take into account all stock dividends, stock splits, reverse stock splits and certain other events that occur during the performance period. For the Performance-Based LTIP Units granted on January 1, 2021, once the Compensation Committee determines the number of Performance-Based LTIP Units that become earned following the end of the three-year performance period, 50% of any Performance-Based LTIP Units that are earned will vest on the date the number of Performance-Based LTIP Units that becomes earned is determined and the remaining 50% on December 31, 2024, subject to continued employment.

2021 Annual Equity Grant Vesting Schedule



The percentage of Performance-Based LTIP Units that may be earned based on the relative TSR of JBG SMITH compared to the Peer Companies over the three-year performance period is set forth in the table below. The Performance-Based LTIP Unit award will be forfeited in its entirety if the relative performance is below the 35th percentile of Peer Companies. If JBG SMITH's three-year TSR is negative for the performance period, then 50% of the Performance-Based LTIP Units that otherwise would have been earned based on relative TSR may be earned if JBG SMITH's TSR becomes positive within seven years following the end of the three-year performance period (with the other 50% being forfeited at the end of the three-year performance period).

	Relative TSR Hurdles Percentile	Payout Percentage
Threshold	35th	25%
Target	55th	50%
Maximum	75th	100%

The table below provides information on the 2021 annual equity grants made to each of our named executive officers.

Name	Performance LTIP Units #[1]	Performance LTIP Units Value[2]	Time-Based LTIP Units #[3]	Time-Based LTIP Units Value[4]
W. Matthew Kelly	198,150	$ 2,999,991	102,704	$ 2,999,984
David P. Paul	41,281	$ 624,994	21,396	$ 624,977
M. Moina Banerjee	30,548	$ 462,497	15,833	$ 462,482
Kevin "Kai" Reynolds	49,537	$ 749,990	25,676	$ 749,996
Steven A. Museles	31,208	$ 472,489	16,175	$ 472,472

[1] Represents the number of Performance-Based LTIP Units that may be earned if maximum performance under the Performance-Based LTIP Unit award is achieved.

[2] Represents the grant date fair value of the Performance-Based LTIP Units granted on January 1, 2021, calculated in accordance with FASB ASC Topic 718. This amount does not include the One-Time Retention and Strategic Performance Award approved on July 29, 2021.

[3] Represents the number of Time-Based LTIP Units that may be earned if employee remains employed through all applicable vesting dates.

[4] Represents the grant date fair value of the Time-Based LTIP Units granted on January 1, 2021, calculated in accordance with FASB ASC Topic 718.

Results of 2018 Performance-Based LTIP Units

On February 2, 2018, each named executive officer received an award of LTIP Units with performance-based vesting requirements ("2018 Performance-Based LTIP Units") that were eligible to vest based on the relative TSR of JBG SMITH compared to our Peer Companies, as well as absolute TSR, over the three-year performance period beginning on the February 2, 2018 grant date. The terms of the 2018 Performance-Based LTIP Units provide that, if our TSR is negative for the three-year performance period, 50% of the units that otherwise would have been earned based on relative TSR are automatically forfeited at the end of the performance period, and only 50% of the 2018 Performance-Based LTIP Units that otherwise would have been earned based on relative TSR may be earned if our TSR becomes positive within seven years following the end of the three-year performance period.

The relative TSR goals for the 2018 Performance-Based LTIP Units were set at the outset of the three-year period, and the Company attained the Maximum level of performance, resulting in a 100% payout on these awards:

	Threshold (25% Payout)	Target (50% Payout)	Maximum (100% Payout)	Actual Performance	Percentage Payout
Relative TSR:	35th percentile	55th percentile	75th percentile	83rd percentile	100%

Results of the 2018 Award of Performance-Based LTIP Units Related to the Amazon Transaction

On November 12, 2018, each named executive officer received an award of LTIP Units with performance-based vesting requirements ("Amazon Performance-Based LTIP Units") that were eligible to vest based on the relative TSR of JBG SMITH compared to our Peer Companies, as well as absolute TSR, over the three-year performance period beginning on the November 6, 2018 grant date. Vesting of the Amazon Performance-Based LTIP Units was also conditioned on Amazon entering into definitive lease or asset purchase documentation with the Company prior to the fourth anniversary of the grant date. The terms of the Amazon Performance-Based LTIP Units provide that, if our TSR is negative for the three-year performance period, 50% of the units that otherwise would have been earned based on relative TSR are automatically forfeited at the end of the performance period, and only 50% of the 2018 Performance-Based LTIP Units that otherwise would have been earned based on relative TSR may be earned if our TSR becomes positive within seven years following the end of the three-year performance period.

The relative TSR goals for the Amazon Performance-Based LTIP Units were set at the outset of the three-year period, and the Company failed to attain the Threshold level of performance, resulting in a 0% payout on these awards:

	Threshold (25% Payout)	Target (50% Payout)	Maximum (100% Payout)	Actual Performance	Percentage Payout
Relative TSR:	35th percentile	55th percentile	75th percentile	22nd percentile	0%

0% of 2018 Special Award of Performance-Based LTIP Units Realized

Results of 2019 Performance-Based LTIP Units

On January 10, 2019, each named executive officer received an award of LTIP Units with performance-based vesting requirements ("2019 Performance-Based LTIP Units") that were eligible to vest based on the relative TSR of JBG SMITH compared to our Peer Companies, as well as absolute TSR, over the three-year performance period beginning on the January 10, 2019 grant date. The terms of the 2019 Performance-Based LTIP Units provide that, if our TSR is negative for the three-year performance period, 50% of the units that otherwise would have been earned based on relative TSR are automatically forfeited at the end of the performance period, and only 50% of the 2019 Performance-Based LTIP Units that otherwise would have been earned based on relative TSR may be earned if our TSR becomes positive within seven years following the end of the three-year performance period.

The relative TSR goals for the 2019 Performance-Based LTIP Units were set at the outset of the three-year period, and the Company failed to attain the Threshold level of performance, resulting in a 0% payout on these awards:

	Threshold (25% Payout)	Target (50% Payout)	Maximum (100% Payout)	Actual Performance	Percentage Payout
Relative TSR:	35th percentile	55th percentile	75th percentile	12th percentile	0%

0% of 2019 Award of Performance-Based LTIP Units Realized

2021 One-Time Retention and Strategic Performance Awards

The Compensation Committee took note and discussed throughout the first half of the year (i) the "great resignation" related to the pandemic we saw across the country in 2021, (ii) the fact that the initial equity received by members of our senior leadership in our 2017 formation transaction will become fully vested in July 2022, thus losing its retention power from that point forward, and (iii) the fact that our equity incentive program goes beyond our executives and deep within our employee base. Acknowledging the foregoing, to promote retention of the senior leadership team (beyond just the executives), as well as align their interests with shareholders and increase net asset value ("NAV") per share based on the Company's long-term strategy, the Compensation Committee determined to grant a one-time, special retention and strategic performance equity award in July of 2021 (the "One-Time Retention and Strategic Performance Award"). This award contains both time- and performance-based elements covering a long-term (7-year) period. The time-based portion is intended to continue the retention component of the formation equity, and the performance-based portion is incorporated to encourage senior leadership to align with the Company's long-term goal of NAV per share growth.

The Company is embarking on a long-term strategy that includes enhancing connectivity and rolling out 5G in National Landing, continuing the lease-up of the operating portfolio and stabilization of newly constructed assets, and shifting away from office in favor of a more multifamily-focused portfolio (of which National Landing represents an important opportunity), all in the face of the pandemic and its aftereffects. This strategy requires a significant amount of time to complete but should result in a positive outcome for shareholders – and if so, the One-Time Retention and Strategic Performance Award will allow for management to participate in the shareholder value creation. Because these goals are long term in nature, the duration of the One-Time Retention and Strategic Performance Award is likewise intended to align with long-term performance.

The structure of this One-Time Retention and Strategic Performance Award is differentiated from our standard annual LTIP Unit awards in the following ways:

- While relative TSR measurements are currently used in the annual performance-based LTIP Unit awards, this award uses an absolute measurement so as not to duplicate the annual award structure, but rather to complement it.

- Due to the Company's planned long-term shift to a majority multifamily portfolio, it would be difficult to align performance to a relative group of peers during the multi-year transitional period making an absolute measure most appropriate.

- This One-Time Retention and Strategic Performance Award aligns with the long-term Company goals/strategy and continues to promote long-term retention via its lengthy vesting period.

- The tiered structure provides for increases in value of the award when more rigorous performance is achieved, i.e., to fully fund this award, the Company must create approximately $3.7 billion of shareholder value (based on the closing price of our common shares on February 28, 2022).

ONE–TIME RETENTION AND STRATEGIC PERFORMANCE AWARD:	
50% Time-Based	**PROMOTES EXECUTIVE RETENTION WITH LONG-TERM VESTING**
50% Performance Based	
RIGOROUS SHARE PRICE PERFORMANCE HURDLES	Time-based awards vest 50% on the fifth anniversary of the grant date and 25% on each of the sixth and seventh anniversaries of the grant date and performance-based awards have a four-year performance period, beginning on the first anniversary of the grant date, with up to 50% of the awards vesting on the fifth anniversary and up to an additional 25% vesting on each of the sixth and seventh anniversaries of the grant date if earned
$35.00 ▶ 17.5% of award earned	
$40.00 ▶ 22.5% of award earned	
$45.00 ▶ 27.5% of award earned	
$50.00 ▶ 32.5% of award earned	
In each case for a consecutive 20-trading day period	
If maximum performance is achieved, approximately **$3.7 billion** shareholder value will be created from grant date to the end of the seven-year program[1]	

[1] Based on the closing price of our common shares on February 28, 2022. Assumes dividends paid are held constant over the 7-year period.

- The graphic below visually represents the grant, performance period, and vesting of the One-Time Retention and Strategic Performance Award.



On July 29, 2021, each named executive officer received the following One-Time Retention and Strategic Performance Award:

Name	Performance LTIP Units		Time-Based LTIP Units	
	#[1]	Value[2]	#[3]	Value[4]
W. Matthew Kelly	180,000	$ 4,154,400	128,000	$ 4,061,440
David P. Paul	36,000	$ 830,880	26,000	$ 824,980
M. Moina Banerjee	60,000	$ 1,384,800	43,000	$ 1,364,390
Kevin "Kai" Reynolds	60,000	$ 1,384,800	43,000	$ 1,364,390
Steven A. Museles	60,000	$ 1,384,800	43,000	$ 1,364,390

[1] Represents the number of Performance-Based LTIP Units that may be earned if maximum performance under the Performance-Based LTIP Unit award is achieved.

[2] Represents the grant date fair value of the Performance-Based LTIP Units granted on January 1, 2021, calculated in accordance with FASB ASC Topic 718.

[3] Represents the number of Time-Based LTIP Units that may be earned if employee remains employed through all applicable vesting dates.

[4] Represents the grant date fair value of the Time-Based LTIP Units granted on January 1, 2021, calculated in accordance with FASB ASC Topic 718.

Background and Rationale for the One-Time Retention and Strategic Performance Award

At the time of the Company's formation, equity in the Company was provided in exchange for equity in the former JBG Companies that contained a five-year vesting period, culminating in July 2022. (the "Initial Equity"). Most of the NEOs and several of the EVPs receiving the One-Time Retention and Strategic Performance Awards own significant amounts of the Initial Equity, all of which will be fully vested by July 2022.

The Compensation Committee believes the Initial Equity serves as a strong retention tool for key members of the Company's senior leadership and recognizes that once the Initial Equity becomes fully vested and fully transferable, the Initial Equity would lose its substantial retention value. Consequently, the Compensation Committee determined to grant the time-based portion of the One-Time Retention and Strategic Performance Award as a means to continue to serve as a retention tool for management and future leaders of the business.

The Compensation Committee also recognizes, however, the long-term strategy of the Company to grow NAV per share and believes tying half of the One-Time Retention and Strategic Performance Award to share price performance serves as additional incentive to management to achieve the Company's long-term goals. To that end, the vesting of the One-Time Retention and Strategic Performance Award begins on the 5th anniversary and continues through the 7th anniversary of the grant date. This timing aligns with the Company's transformational objectives over the next five years, including:

- the potential to start over 4,500 new multifamily units over the next three years, including 3,100 units in National Landing
- selling or recapitalizing at least $1.5 billion of non-core assets to fund the Company's opportunistic portfolio shift to majority multifamily
- entitling assets in our Future Development Pipeline representing 10 million square feet of potential development density
- accelerating the 5G rollout and other connectivity enhancements through our Digital Infrastructure Initiative in National Landing
- leasing up of assets in the operating portfolio and stabilization of recently and to-be-delivered assets

What Makes the One-Time Retention and Strategic Performance Award Unique Compared to Other Long-Term Incentive Plans

The Compensation Committee believes the One-Time Retention and Strategic Performance Award incorporates several unique design features that distinguish its long-term retention and incentive structure from our ongoing annual long-term incentive program and that of many other companies, including:

- **7-year Total Vesting Requirement** – To promote enhanced retention in addition to significant shareholder value creation, the One-Time Retention and Strategic Performance Award vests over a significantly longer term than any of the Company's ongoing annual awards. The One-Time Retention and Strategic Performance Award does not begin to vest until the fifth anniversary and does not fully vest until the seventh anniversary of the program's commencement which supports the Company's goal to promote retention and continuity by essentially requiring participants to commit seven years to the Company.

- **Unprecedented Performance Period** – the performance period of five years (commencing one year following the grant date) is nearly unprecedented when compared to the market and Company norm of incorporating annual three-year rolling performance periods.

- **Limited Number of Participants Compared to Annual Awards/Over 50% of Awards Granted to Non-NEOs** – the proposed participants in the One-Time Retention and Strategic Performance Award comprise approximately 22% of the participants in our annual equity award program. These participants were selected because they are expected to most directly contribute to the achievement of our corporate performance objectives, and the Compensation Committee believes that because of the critical roles they are expected to continue playing, these individuals should receive long-term incentive awards above and beyond the annual award program. Furthermore, recognizing that a broader senior leadership team is critical to retain and motivate over a long-term horizon, more than 50% of the One-Time Retention and Strategic Performance Award was granted to non-NEOs.

- **Hybrid Plan Incorporates Time-Based LTIPs to Promote Retention** – the time-based LTIP portion of the One-Time Retention and Strategic Performance Award promotes retention and continuity of key employees and future leaders whom the Compensation Committee believes drive the Company's growth strategy. The time-based portion of the One-Time Retention and Strategic Performance Award also serves the same retention purpose as the Initial Equity that will be fully vested and fully transferable in July 2022.

- **Robust Back-End Weighted Performance Goals** – the Compensation Committee believes in establishing robust performance goals to motivate and reward long-term performance that leads to transformational change to increase shareholder value, and, consequently, structured this award such that nearly one-third of the Performance-Based LTIPs only vest if the Company's share price reaches $50 — an over 50% increase from the grant date price. Specifically, a number of Performance-Based LTIPs equal to 17.5%, 22.5%, 27.5%, and 32.5% of the total Performance-Based LTIPs awarded earns on the first date during the performance period on which the closing sales price of the Company's common shares, as reported on the NYSE, equals or exceeds each of the following four share price targets for a consecutive 20 trading day period: $35.00, $40.00, $45.00, and $50.00. A maximum of 50% of the Performance-Based LTIPs can vest on the fifth anniversary of the grant date, and a maximum of an additional 25% of the Performance-Based LTIPs can vest on each of the sixth and seventh anniversaries of the grant date, in each case subject to such Performance-Based LTIPs being earned, as described above.

The total 2021 compensation received by each of our named executive officers, including the annualized value of the One-Time Retention and Strategic Performance Award received by each, is as follows:

Name and Principal Position[1]	Base Salary	Bonus	Annual Share Awards	All Other Compensation	Total Compensation *Excluding* One-Time Award	One-Time Retention and Strategic Performance Equity Award	Total Compensation Including One-Time Retention and Strategic Performance Equity Award *As reported in Summary Compensation Table*	Annualized One-Time Retention and Strategic Performance Equity Award[2]	Total Compensation Including Annualized One-Time Retention and Strategic Performance Equity Award
W. Matthew Kelly Chief Executive Officer	$750,000	$1,125,000	$5,999,975	$8,700	**$7,883,675**	$8,215,840	**$16,099,515**	$1,173,691	**$9,057,366**
David P. Paul President and Chief Operating Officer	$625,000	$937,500	$1,249,971	$8,700	**$2,821,171**	$1,655,860	**$4,477,031**	$236,551	**$3,057,722**
M. Moina Banerjee Chief Financial Officer	$550,000	$825,000	$924,979	$8,700	**$2,308,679**	$2,749,190	**$5,057,869**	$392,741	**$2,701,420**
Kevin "Kai" Reynolds Chief Development Officer	$500,000	$750,000	$1,499,986	$8,700	**$2,758,686**	$2,749,190	**$5,507,876**	$392,741	**$3,151,427**
Steven A. Museles Chief Legal Officer	$400,000	$600,000	$944,961	$8,700	**$1,953,661**	$2,749,190	**$4,702,851**	$392,741	**$2,346,402**

[1] The foregoing table supplements and omits certain items required by SEC rules to be reported in the Summary Compensation Table presented in the "Compensation of Executive Officers" Section in this proxy statement and is not a substitute for the amounts reported in the Summary Compensation Table.

[2] Annualized over seven years (full vesting period)

Revised Structure of 2022 Annual Performance-Based Awards

In February 2022, the Compensation Committee reviewed the components of the Company's annual equity award structure and in consultation with its compensation consultant, determined to modify the performance-based portion of that structure to more effectively incentivize its executives. The Compensation Committee determined to replace the Performance-based LTIPs with Appreciation-Only LTIPs ("AO LTIPS") that have economics identical to stock options. The AO LTIPs were issued with a participation threshold of 110% of the grant date price, vest 50% on the third and fourth anniversaries of the grant date and have a term of 10 years. The AO LTIPs also include a relative TSR modifier whereby the number of AO LTIP Units that will ultimately be earned will be increased or reduced by 1% of the target number of AO LTIP Units subject to the award for each percentage point the Company's TSR relative to the companies in the Nareit FTSE Equity Office Index with a market capitalization greater than $400 million, but excluding Alexandria Real Estate Equities (the "Index"), is above the 75th percentile or below the 25th percentile, respectively, over the period commencing on the grant date and ending on the third anniversary of the grant date (the "Performance Period").

LTIP Element	2021 LTI Plan	2022 LTI Plan
PAY MIX AND VEHICLE 	50% Time-Based LTIP Units 50% Performance Based LTIP Units	► 50% Time-Based LTIP Units 50% Performance-Based Appreciation Only LTIPs
PERFORMANCE METRICS 	Relative TSR vs. Nareit FTSE Office Equity Index Modifier: Absolute TSR	► Share Price Growth Modifier: Relative TSR vs. Nareit FTSE Office Equity Index constituents minus Alexandria Real Estate Equities, Inc. and companies with market capitalization less than $400 million
PERFORMANCE HURDLES 	Threshold: 35th percentile Target: 55th percentile Maximum: 75th percentile Modifier: If JBGS's Absolute TSR is negative, the number of units awarded is reduced to target	► Requires 10% Share Price Growth Modifier would reduce the number of units awarded by up to 25% if JBGS's relative TSR is below the 25th percentile and increase the number of units awarded by up to 25% if its relative TSR is above the 75th percentile
VESTING 	Time-Based: Vest ratably over 4 years Performance-Based: Vests 50% on 3rd and 4th anniversaries of grant	► Time-Based: Vest ratably over 4 years Performance-Based: Vests 50% on 3rd and 4th anniversaries of grant

The rationale for the Compensation Committee's determination to make this change to the annual equity award structure was as follows:

The Company has **MAINTAINED THE SAME LONG-TERM INCENTIVE COMPENSATION STRUCTURE** described under "Elements of Executive Compensation Program" above since its formation for five consecutive cycles:	50% time-based and 50% performance-based
	100% based on relative TSR, tied to the Nareit FTSE Office Equity Index, same hurdles (35th percentile/55th percentile/75th percentile
The Company is in a **STATE OF TRANSITION**, having embarked on a multi-year strategy to decrease office exposure and increase multifamily assets	This strategy makes it difficult to find direct peers both through asset class composition and geographic focus
	Further, the Company is now the only public REIT focused exclusively on the DC metropolitan area
The new structure continues to be **50% PERFORMANCE BASED**	Maintains multi-year performance period
	Requires share price growth above 110% of grant date price to have value
	Retains relative performance metric via modifier
SIMPLER TO UNDERSTAND AND VALUE than the Performance-based LTIPs	Ability to track share appreciation above performance threshold while awards are outstanding
	Rather than the binary outcome of the Performance-based LTIPs which undermines the motivational and retention objectives of the Company's previous compensation program, the AO LTIPs are expected to earn at some level
	Creating a relative performance peer set for the Company is difficult, given the lack of peers generally and particularly in our geographic market, which justifies making the performance award more absolute while still retaining a relative component via the modifier
	Expected to better motivate management to achieve corporate performance objectives, including ability to earn more if relative TSR exceeds the 75th percentile
RELATIVELY LOW COST with potential to create **SIGNIFICANT VALUE** and similar dilution to Performance-based LTIPs	Because AO LTIPs have economics similar to stock options, award recipients will only realize value if the price of the Company's shares increases beyond the 10% premium to the grant date price
	For the same GAAP cost, the AO LTIP structure creates the opportunity to realize significant value if long-term NAV per share growth is achieved and reflected in the Company's share price
AWARD STRUCTURE IS DIFFERENTIATED from other Company incentive compensation components	Annual incentive cash bonus focuses on incentivizing to drive annual results and achieve corporate goals
	Annual Time-based LTIPs align shareholders and management and motivate executives to create long-term shareholder value (50% of annual equity award)
	AO LTIPs (50% of annual equity award) focus on the Company's absolute share price performance, with a relative performance modifier, and, consequently, are 100% aligned with shareholders

Other Benefits and Policies

Retirement Savings Opportunities. Our named executive officers are eligible to participate in a defined contribution retirement savings plan established pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the "Code") that is available to all our employees. We do not offer defined benefit pension or supplemental executive retirement plans to any of our employees.

Perquisites and Supplemental Benefits. In addition to allowing participation in our 401(k) plan described above, we offer our executives participation in health and other insurance policies that are available to all of our employees. In certain cases, we may provide reimbursement for relocation expenses. Consistent with our culture of fairness and transparency, we believe that that our executives generally should not be entitled to perquisites and supplemental benefits that are not available to all employees of the Company.

Clawback Policy. The Board has adopted our Incentive Compensation Recoupment Policy that generally provides that the Company may seek to recover certain performance-based compensation paid to an executive if the executive officer engaged in fraud or intentional misconduct which materially contributed to a restatement of the Company's financial results. See "Corporate Governance and Board Matters — Company Policies — Clawback Policy."

Employment Agreements

We have entered into employment agreements with Messrs. Kelly, Paul, Reynolds, Museles and Ms. Banerjee. These agreements protect our executives by providing:

- certain severance benefits in the event of termination without "cause" or resignation for "good reason" (each as defined in the agreements); and

- enhanced severance benefits in the event of termination without "cause" or resignation for "good reason" following a change of control of our Company.

In addition, these agreements protect the Company from certain business risks such as threats from competitors, loss of confidentiality, disparagement and solicitation of employees. Consistent with good governance practices, our employment agreements do not include Section 280G excise tax gross-ups. The Board approved amended and restated employment agreements with each of our named executive officers on February 17, 2021 to make several clarifying changes. Among other things, the amended and restated employment agreements clarify that the equity vesting component of the severance benefits provided therein shall not operate to result in less favorable treatment of the executive's equity awards than would be provided under an applicable award agreement. The amended and restated employment agreement with Ms. Banerjee also reflects her new role effective January 1, 2021 as Chief Financial Officer. The employment agreements, as most recently amended and restated, are described in more detail below under "Compensation of Executive Officers — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" section below.

Tax and Accounting Considerations

Code Section 162(m). Generally, Section 162(m) of the Code ("Section 162(m)") disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year to its chief executive officer, its chief financial officer and each of its three other most highly compensated executive officers. We, like many umbrella partnership REITs, have taken the position in the past that Section 162(m) does not apply to payments to our employees from an "operating partnership," based on private letter rulings issued by the IRS to several umbrella partnership REITs. On December 18, 2020, the IRS released final regulations under Section 162(m). The final regulations provide that compensation subject to Section 162(m) now includes compensation paid to a covered employee by an operating partnership after December 18, 2020, to the extent the publicly held corporation is allocated a distributive share of the operating partnership's deduction for that compensation. To the extent that compensation paid by an operating partnership is paid pursuant to a written binding contract that is in effect on December 20, 2019, and that is not materially modified after that date, then it would not be subject to Section 162(m). At this time, the Company does not anticipate that these final regulations under Section 162(m) will have a material impact on the Company.

Code Section 409A. Section 409A of the Code ("Section 409A"), requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting for Share-Based Compensation. We follow FASB Accounting Standards Codification Topic 718 ("ASC Topic 718"), for our share-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their share-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options, restricted shares, restricted share units and other equity-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Committee Report

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

Respectfully submitted,

The Compensation Committee
CAROL A. MELTON (*Chair*)
SCOTT A. ESTES
ALAN S. FORMAN
WILLIAM J. MULROW

Compensation of Executive Officers

The following tables set forth certain compensation information for each of our named executive officers for the past three years. Our named executive officers are: W. Matthew Kelly, our Chief Executive Officer, David P. Paul, our President and Chief Operating Officer, M. Moina Banerjee, our Chief Financial Officer, Kevin "Kai" Reynolds, our Chief Development Officer, and Steven A. Museles, our Chief Legal Officer.

Summary Compensation Table

The following table sets forth a summary of all compensation earned, awarded or paid to our named executive officers in the fiscal years ended December 31, 2021, 2020, and 2019.

Name and Principal Position	Year	Salary	Bonus[1]	Share Awards[2]	All Other Compensation[3]	Total
W. Matthew Kelly Chief Executive Officer	2021	$750,000	$1,125,000	$14,215,815	$8,700	$16,099,515
	2020	$750,000	$ 637,500	$ 5,999,965	$8,550	$ 7,396,015
	2019	$750,000	$ 937,500	$ 3,197,899	$8,400	$ 4,893,799
David P. Paul President and Chief Operating Officer	2021	$625,000	$ 937,500	$ 2,905,831	$8,700	$ 4,477,031
	2020	$625,000	$ 531,250	$ 1,249,984	$8,550	$ 2,414,784
	2019	$625,000	$ 781,250	$ 1,827,371	$8,400	$ 3,242,021
M. Moina Banerjee Chief Financial Officer	2021	$550,000	$ 825,000	$ 3,674,169	$8,700	$ 5,057,869
	2020	$425,000	$ 361,250	$ 899,975	$8,550	$ 1,694,775
	2019	$375,000	$ 531,250	$ 699,965	$8,400	$ 1,614,615
Kevin "Kai" Reynolds Chief Development Officer	2021	$500,000	$ 750,000	$ 4,249,176	$8,700	$ 5,507,876
	2020	$500,000	$ 425,000	$ 1,499,977	$8,550	$ 2,433,527
	2019	$500,000	$ 625,000	$ 999,972	$8,400	$ 2,133,365
Steven A. Museles Chief Legal Officer	2021	$400,000	$ 600,000	$ 3,694,151	$8,700	$ 4,702,851
	2020	$400,000	$ 340,000	$ 944,968	$8,550	$ 1,693,518
	2019	$400,000	$ 500,000	$ 599,979	$8,400	$ 1,508,379

[1] Amounts reflect cash bonuses for services rendered in each of 2021, 2020, and 2019. For a discussion of how the 2021 bonuses were determined, see "Compensation Discussion and Analysis — Elements of Executive Compensation Program — Annual Cash Bonus" above. Messrs. Kelly and Paul each elected to receive the entirety of their 2021, 2020 and 2019 bonuses in the form of LTIP Units. The following LTIP Units were awarded on February 18, 2022 for services rendered in 2021: Mr. Kelly — 50,698 LTIP Units; Mr. Paul — 42,248 LTIP Units. These LTIP Units were fully vested as of the date of grant. The number of LTIP Units issued was determined by dividing the cash amount of the bonus the named executive officer elected to forego by the grant date fair value of an LTIP Unit on February 18, 2022. The following LTIP Units were awarded on January 14, 2021 for services rendered in 2020: Mr. Kelly — 21,580 LTIP Units; Mr. Paul — 17,984 LTIP Units. These LTIP Units were fully vested as of the date of grant. The number of LTIP Units issued was determined by dividing the cash amount of the bonus the named executive officer elected to forego by the grant date fair value of an LTIP Unit on January 14, 2021. The following LTIP Units were awarded on February 18, 2020 for services rendered in 2019: Mr. Kelly — 23,361 LTIP Units; Mr. Paul — 19,467 LTIP Units. These LTIP Units were fully vested as of the date of grant. The number of LTIP Units issued was determined by dividing the cash amount of the bonus the named executive officer elected to forego by the grant date fair value of an LTIP Unit on February 18, 2020.

[2] The amounts disclosed in this column do not represent actual amounts paid in cash to or value realized by the named executive officer. Amounts for 2021 reflect the aggregate grant date fair value of (1) Time-Based LTIP Units granted in January 2021, (2) Performance-Based LTIP Units granted in January 2021, (3) Time-Based LTIP Units granted in July 2021 and (4) Performance-Based LTIP Units granted in July 2021, each calculated in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are described in Note 13 to our consolidated financial statements for the year ended December 31, 2021, included in our Annual Report on Form 10-K for the year ended December 31, 2021. Amounts for 2020 reflect the aggregate grant date fair value of (1) Time-Based LTIP Units granted in January 2020 and (2) Performance-Based LTIP Units granted in January 2020, each calculated in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are described in Note 14 to our consolidated financial statements for the year ended December 31, 2020, included in our Annual Report on Form 10-K for the year ended December 31, 2020. Amounts for 2019 reflect the aggregate grant date fair value of (1) Time-Based LTIP Units granted in January 2019 and (2) Performance-Based LTIP Units granted in January 2019, each calculated in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are described in Note 13 to our consolidated financial statements for the year ended December 31, 2019, included in our Annual Report on Form 10-K for the year ended December 31, 2019. For further detail and discussion of each of these awards, see "— Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table — Formation Units" below.

[3] Amounts for 2021, 2020, and 2019 consist of the value of our 401(k) plan match.

Grants of Plan-Based Awards in 2021

The following table sets forth information concerning the grants of plan-based awards made to each of our named executive officers for the fiscal year ended December 31, 2021.

Name	Grant Date	Award Type	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold Units (#)	Target Units (#)	Maximum Units (#)	All Other Stock Awards: Number of Units (#)	Grant Date Fair Value of Awards ($)[3]
W. Matthew Kelly	1/1/2021	Time-based LTIP Unit	—	—	—	102,704 [4]	2,999,984
	1/1/2021	Performance-Based LTIP Unit[1]	49,538	99,075	198,150	—	2,999,991
	1/14/2021	LTIP Unit	—	—	—	21,580 [5]	637,473
	7/29/2021	Time-based LTIP Unit	—	—	—	128,000 [6]	4,061,440
	7/29/2021	Performance-Based LTIP Unit[2]	—	180,000	—	—	4,154,400
David P. Paul	1/1/2021	Time-based LTIP Unit	—	—	—	21,396 [4]	624,977
	1/1/2021	Performance-Based LTIP Unit[1]	10,320	20,641	41,281	—	624,994
	1/14/2021	LTIP Unit	—	—	—	17,984 [5]	531,247
	7/29/2021	Time-based LTIP Unit	—	—	—	26,000 [6]	824,980
	7/29/2021	Performance-Based LTIP Unit[2]	—	36,000	—	—	830,880
M. Moina Banerjee	1/1/2021	Time-based LTIP Unit	—	—	—	15,833 [4]	462,482
	1/1/2021	Performance-Based LTIP Unit[1]	7,637	15,274	30,548	—	462,497
	7/29/2021	Time-based LTIP Unit	—	—	—	43,000 [6]	1,364,390
	7/29/2021	Performance-Based LTIP Unit[2]	—	60,000	—	—	1,384,800
Kevin "Kai" Reynolds	1/1/2021	Time-based LTIP Unit	—	—	—	25,676 [4]	749,996
	1/1/2021	Performance-Based LTIP Unit[1]	12,384	24,769	49,537	—	749,990
	7/29/2021	Time-based LTIP Unit	—	—	—	43,000 [6]	1,364,390
	7/29/2021	Performance-Based LTIP Unit[2]	—	60,000	—	—	1,384,800
Steven A. Museles	1/1/2021	Time-based LTIP Unit	—	—	—	16,175 [4]	472,472
	1/1/2021	Performance-Based LTIP Unit[1]	7,802	15,604	31,208	—	472,489
	7/29/2021	Time-based LTIP Unit	—	—	—	43,000 [6]	1,364,390
	7/29/2021	Performance-Based LTIP Unit[2]	—	60,000	—	—	1,384,800

[1] Represents threshold (25%), target (50%) and maximum (100%) number of Performance-Based LTIP Units that may be earned under the Performance-Based LTIP Unit awards granted in January 2021. The number of Performance-Based LTIP Units earned will not be known until at least January 2024, as it is based upon the achievement of relative TSR goals measured over the performance period from January 1, 2021 through December 31, 2023. Any Performance-Based LTIP Units earned will vest 50% on the date the number of Performance-Based LTIP Units that become earned is determined and 50% on January 1, 2025, subject to continued employment.

[2] These Performance-Based LTIP Unit awards will be incrementally earned based on the Company's achievement of four share price targets within a seven-year performance period. 17.5%, 22.5%, 27.5%, and 32.5% of the award reported under "Target" is earned on each date prior to the seventh anniversary of the grant date on which the Company achieves average closing share price targets of $35.00, $40.00, $45.00, and $50.00, respectively, for a consecutive 20-trading day period. Any Performance-Based LTIP Units earned will vest 50% on the fifth anniversary of grant and up to an additional 25% on each of the sixth and seventh anniversaries of grant, subject to continued employment.

[3] The amounts presented in this column represent the grant date fair value of equity awards (calculated pursuant to FASB ASC Topic 718) granted to the named executive officers in 2021 based on the maximum number of units that may be earned. For additional information on our value assumptions, refer to Note 13 of our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021.

[4] Represents the number of Time-Based LTIP Units awarded in January 2021, which vest in four equal annual installments beginning on January 1, 2022, subject to continued employment through the applicable vesting date.

[5] Represents the number of LTIP Units awarded in lieu of cash bonus in February 2021, which were fully vested as of the date of grant.

[6] Represents the number of Time-Based LTIP Units awarded in July 2021, which vest 50% on the fifth anniversary of grant and 25% on each of the sixth and seventh anniversaries of grant, subject to continued employment through each vesting date.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

NEO Employment Agreements

On February 18, 2021, we entered into amended and restated employment agreements with Messrs. Kelly, Paul, Museles, Reynolds, and Ms. Banerjee. The amended and restated employment agreements made several clarifying changes but did not alter the material terms of the agreements, which are described below.

Term

The current term of each employment agreement expires on July 18, 2022, subject to automatic one-year renewals, unless 180 days' prior written notice of non-renewal is provided by either party or the executive officer is earlier terminated or resigns. Neither the Company nor any executive officer provided a notice of non-renewal, and as a result the term of each of the employment agreements for our executive officers now expires on July 18, 2023.

Base Salary, Target Bonus and Benefits

The employment agreements provide for annual base salaries for each of the foregoing executive officers, as set forth in the "Compensation Discussion and Analysis — Elements of Executive Compensation Program — Annual Base Salary." Each such executive officer's employment agreement provides that his or her base salary is subject to review at least annually for possible increase, but not decrease. The employment agreements also establish annual cash bonus targets for each executive officer, expressed as a percentage of annual base salary, as set forth in "Compensation Discussion and Analysis — Elements of Executive Compensation Program — Annual Cash Bonus." In addition, the employment agreements provide that each executive officer will be entitled to participate in benefit plans and programs as are made available to our senior level executives or to our employees generally.

2017 Equity Grants

Each of Messrs. Kelly, Paul, Museles and Reynolds and Ms. Banerjee received an equity grant under the Omnibus Plan and the partnership agreement, in the form of Time-Based LTIP Units and Performance-Based LTIP Units, in connection with the formation in 2017. The amount and terms of grants after this award are subject to the sole discretion of the Compensation Committee.

Severance

Under each employment agreement, if the executive is terminated without "cause" or resigns for "good reason" (each as defined in his or her employment agreement), he or she will be entitled to certain severance benefits, including enhanced benefits upon a qualifying termination that occurs in connection with a change in control, as described in detail below under "— Potential Payments Upon Termination or Change in Control."

Net-Better Cutback

If any payments to any executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code, and would cause the executive officer to become subject to the excise tax imposed under Section 4999 of the Code, then such payments will be reduced to the amount that would not cause the named executive officer to be subject to the excise tax if such a reduction would put the executive officer in a better after-tax position than if the executive officer were to pay the excise tax.

Restrictive Covenants

Each executive officer is subject to a perpetual non-disclosure covenant, a non-competition covenant through the first anniversary of the date the executive officer's employment terminates for any reason, and a non-solicitation of employees and consultants covenant through the second anniversary of the date the executive officer's employment terminates for any reason.

LTIP Units

Pursuant to the partnership agreement, the partnership may issue compensatory partnership interests in the form of LTIP Units, which, in general, are a special class of limited partnership units of the partnership that are structured in a manner intended to qualify as "profits interests" for federal income tax purposes. LTIP Units may be subject to vesting requirements as determined prior to grant. Generally, LTIP Units receive the same quarterly (or other period) per-unit profit distributions as the outstanding common limited partnership units ("OP Units") Units beginning as of the date specified in the vesting agreement pursuant to which the LTIP Units are issued (the "Distribution Participation Date"). Net income and net loss are allocated to each LTIP Unit from the Distribution Participation Date for such LTIP Unit in amounts per LTIP Unit equal to the amounts allocated per OP Unit for the same period, with certain exceptions, including special allocations as provided under the partnership agreement. If LTIP Units are held for more than three years from the date of grant before being transferred, any gain (assuming the applicable tax elections are made by the grantee) realized by the recipient upon disposition will be taxed as long-term capital gain.

The partnership maintains a capital account balance for each LTIP Unit as of the date of grant, and a corresponding "Book-Up Target," which will generally correspond to the capital account balance of the general partner on a per-unit basis, and the Book-Up Target will be reduced by certain specified allocations and forfeitures until the LTIP Unit capital account balance has reached parity with the capital account balance of the general partner on a per-unit basis (as provided in the partnership agreement), and the Book-Up Target equals zero. The partnership will maintain at all times a one-to-one correspondence between LTIP Units and OP Units for conversion, distribution and other purposes, except as provided in the partnership agreement, and will make corresponding adjustments to the LTIP Units to maintain such correspondence upon the occurrence of certain specified adjustment events. A holder of LTIP Units has the right to convert all or a portion of vested LTIP Units into OP Units, which are then subsequently redeemable for common shares, as provided in the partnership agreement. Notwithstanding the foregoing, in no event may a holder of LTIP Units convert a vested LTIP Unit the Book-Up Target of which has not been reduced to zero.

LTIP Units are not entitled to the redemption right described above, but any OP Units into which LTIP Units are converted are entitled to this redemption right beginning on the second anniversary of the date of the grant of the LTIP Units. LTIP Units, generally, vote with the OP Units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP Units.

Performance-Based LTIP Units

Under the Company's 2017 Omnibus Share Plan, participants may earn awards in the form of Performance-Based LTIP Units based on the achievement of certain financial goals, which may include share price, absolute TSR and TSR relative to our peer group over a specified measurement period, or other performance metrics.

Performance-Based LTIP Units are valued by reference to the value of a common share. The employment conditions, the length of the period for vesting and other applicable conditions and restrictions of Performance-Based LTIP Unit awards, including computation of financial metrics and/or achievement of pre-established performance goals, are established prior to grant. Such Performance-Based LTIP Unit awards may provide the holder with rights to distributions or dividend equivalents prior to vesting. It is anticipated that net income and net loss will be allocated to each Performance-Based LTIP Unit from the date of issuance until the Distribution Participation Date in amounts per Performance-Based LTIP Unit equal to 10% of the amounts allocated per OP Unit for the same period.

Like LTIP Units, Performance-Based LTIP Unit awards are structured in a manner intended to qualify as "profits interests" for federal income tax purposes, meaning that, under current law, no income will be recognized by the recipient upon grant or vesting, and we will not be entitled to any deduction. The holder of the Performance-Based LTIP Units is entitled to receive distributions with respect to such Performance-Based LTIP Units to the extent that may be provided for in the partnership agreement, as modified by the award agreement, and is not entitled to receive distributions prior to the applicable Distribution Participation Date. If Performance-Based LTIP Units are held for more than three years from the date of grant before being transferred, any gain (assuming the applicable tax elections are made by the grantee) realized by the recipient upon disposition will be taxed as long-term capital gain.

Appreciation-Only LTIPs

Appreciation-Only LTIPs ("AO LTIPs") are a class of partnership interests in the partnership and are intended to qualify as "profits interests" for federal income tax purposes and are designed to have economics comparable to stock options in that, assuming vesting, they allow the recipient to realize value above a threshold level set at the time of award.

"Formation Units" are a type of AO LTIP that were generally granted to certain individuals in connection with our formation in 2017 under the partnership agreement and the Omnibus Plan. The Formation Units are subject to vesting over a five-year period following the formation as follows: 25% of each grant of Formation Units vested on July 18, 2020, 25% of each grant of Formation Units vested on July 18, 2021, and 50% of each grant of Formation Units will vest on July 18, 2022, respectively, subject to continued employment. The value of vested Formation Units is realized through conversion into a number of LTIP Units, and subsequent conversion into OP Units determined on the basis of how much the value of a common share has increased since the award date. The conversion ratio between Formation Units and OP Units, which starts out at zero, is the quotient of (i) the excess of the value of a common share on the conversion date above the per share value at the time the Formation Unit was granted over (ii) the value of a common share as of the date of conversion. This conversion ratio is similar to a "cashless exercise" of stock options, whereby the holder receives a number of shares equal in value to the difference between the full value of the total number of shares for which the option is being exercised and the total exercise price. Like options, Formation Units have a finite term (10 years) over which their value may increase and during which they may be converted into LTIP Units (and in turn, OP Units).

Because the Formation Units are outstanding partnership interests, until conversion to vested LTIP Units, holders of Formation Units will receive special allocations of liquidating gains and liquidating losses as provided under the partnership agreement. Holders of Formation Units will not receive distributions or allocations of net income or net loss prior to vesting and conversion to vested LTIP Units and, as a result, will be required to fund their tax liability relating to any special allocations they receive with respect to their Formation Units from other sources. However, upon conversion of Formation Units to vested LTIP Units, the holder will be entitled to receive a distribution per unit equal to 10% of the per unit distributions received by holders of OP Units during the period from the grant date of the Formation Units through the date of such conversion, or such other fraction as specified in the applicable award agreement. Upon conversion of Formation Units to vested LTIP Units, the holder generally is entitled to receive allocations of net income and net loss such that the ratio of (i) the total amount of net income or net loss with respect to each Formation Unit in such taxable year to (ii) the total amount distributed to that Formation Unit with respect to such period is equal (as nearly as practicable) to the ratio of (i) to (ii) with respect to the general partner's OP Units for such taxable year, with certain exceptions, including any special allocations as provided under the partnership agreement. As a result, assuming that the partnership makes distributions equal to or greater than its taxable income, holders of Formation Units should receive distributions that equal or exceed the amount of any allocations of taxable income they have been allocated.

Any gain (assuming the applicable tax elections are made by the grantee) realized by the recipient upon disposition of any Formation Units held for more than three years from the date of grant of the Formation Units before being transferred, will be taxed as long-term capital gain.

Outstanding Equity Awards at Fiscal Year-End December 31, 2021

The following table sets forth the outstanding equity awards for each named executive officer as of December 31, 2021.

Name	Award Type	Grant Date	Number of Securities Underlying Options Exercisable/ Units Convertible	Number of Securities Underlying Options Not Exercisable/ Units Not Convertible[1]	Option Expiration Date	Option Exercise Price ($)	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[3]
W. Matthew Kelly	Formation Unit	7/18/2017	99,730	99,730	7/18/2027	37.10	—	—	—	—
	Time-Based LTIP Unit	2/2/2018	—	—	—	—	12,738[4]	365,708	—	—
	Performance-Based LTIP Unit	2/2/2018	—	—	—	—	—	—	46,917[10]	1,346,987
	Time-Based LTIP Unit	11/12/2018	—	—	—	—	88,492[5]	2,540,605	—	—
	Time-Based LTIP Unit	1/10/2019	—	—	—	—	23,368[6]	670,895	—	—
	Performance-Based LTIP Unit	1/10/2019	—	—	—	—	—	—	20,521[11]	589,144
	Time-Based LTIP Unit	1/31/2020	—	—	—	—	58,410[7]	1,676,951	—	—
	Performance-Based LTIP Unit	1/31/2020	—	—	—	—	—	—	40,171[12]	1,153,317
	Time-Based LTIP Unit	1/1/2021	—	—	—	—	102,704[8]	2,948,632	—	—
	Performance-Based LTIP Unit	1/1/2021	—	—	—	—	—	—	49,538[13]	1,422,222
	Time-Based LTIP Unit	7/29/2021	—	—	—	—	128,000[9]	3,674,880	—	—
	Performance-Based LTIP Unit	7/29/2021	—	—	—	—	—	—	180,000[14]	5,167,800
David P. Paul	Formation Unit	7/18/2017	84,232	84,231	7/18/2027	37.10	—	—	—	—
	Time-Based LTIP Unit	2/2/2018	—	—	—	—	7,279[4]	208,980	—	—
	Performance-Based LTIP Unit	2/2/2018	—	—	—	—	—	—	26,810[10]	769,715
	Time-Based LTIP Unit	11/12/2018	—	—	—	—	23,111[5]	663,517	—	—
	Time-Based LTIP Unit	1/10/2019	—	—	—	—	13,354[6]	383,393	—	—
	Performance-Based LTIP Unit	1/10/2019	—	—	—	—	—	—	11,726[11]	336,653
	Time-Based LTIP Unit	1/31/2020	—	—	—	—	12,168[7]	349,343	—	—
	Performance-Based LTIP Unit	1/31/2020	—	—	—	—	—	—	8,369[12]	240,274
	Time-Based LTIP Unit	1/1/2021	—	—	—	—	21,396[8]	614,279	—	—
	Performance-Based LTIP Unit	1/1/2021	—	—	—	—	—	—	10,320[13]	296,294
	Time-Based LTIP Unit	7/29/2021	—	—	—	—	26,000[9]	746,460	—	—
	Performance-Based LTIP Unit	7/29/2021	—	—	—	—	—	—	36,000[14]	1,033,560

Name	Award Type	Grant Date	Number of Securities Underlying Options Exercisable/ Units Convertible	Number of Securities Underlying Options Not Exercisable/ Units Not Convertible[1]	Option Expiration Date	Option Exercise Price ($)	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[3]
M. Moina Banerjee	Formation Unit	7/18/2017	35,087	35,087	7/18/2027	37.10	—	—	—	—
	Time-Based LTIP Unit	2/2/2018	—	—	—	—	2,547[4]	73,124	—	—
	Performance-Based LTIP Unit	2/2/2018	—	—	—	—	—	—	9,383[10]	269,386
	Time-Based LTIP Unit	11/12/2018	—	—	—	—	14,052[5]	403,433	—	—
	Time-Based LTIP Unit	1/10/2019	—	—	—	—	5,114[6]	146,823	—	—
	Performance-Based LTIP Unit	1/10/2019	—	—	—	—	—	—	4,492[11]	128,958
	Time-Based LTIP Unit	1/31/2020	—	—	—	—	8,760[7]	251,500	—	—
	Performance-Based LTIP Unit	1/31/2020	—	—	—	—	—	—	6,026[12]	172,992
	Time-Based LTIP Unit	1/1/2021	—	—	—	—	15,833[8]	454,565	—	—
	Performance-Based LTIP Unit	1/1/2021	—	—	—	—	—	—	7,637[13]	219,258
	Time-Based LTIP Unit	7/29/2021	—	—	—	—	43,000[9]	1,234,530	—	—
	Performance-Based LTIP Unit	7/29/2021	—	—	—	—	—	—	60,000[14]	1,722,600
Kevin "Kai" Reynolds	Formation Unit	7/18/2017	53,908	53,908	7/18/2027	37.10	—	—	—	—
	Time-Based LTIP Unit	2/2/2018	—	—	—	—	3,457[4]	99,250	—	—
	Performance-Based LTIP Unit	2/2/2018	—	—	—	—	—	—	12,734[10]	365,593
	Time-Based LTIP Unit	11/12/2018	—	—	—	—	24,592[5]	706,036	—	—
	Time-Based LTIP Unit	1/10/2019	—	—	—	—	7,306[6]	209,755	—	—
	Performance-Based LTIP Unit	1/10/2019	—	—	—	—	—	—	6,417[11]	184,225
	Time-Based LTIP Unit	1/31/2020	—	—	—	—	14,601[7]	419,195	—	—
	Performance-Based LTIP Unit	1/31/2020	—	—	—	—	—	—	10,043[12]	288,327
	Time-Based LTIP Unit	1/1/2021	—	—	—	—	25,676[8]	737,158	—	—
	Performance-Based LTIP Unit	1/1/2021	—	—	—	—	—	—	12,384[13]	355,552
	Time-Based LTIP Unit	7/29/2021	—	—	—	—	43,000[9]	1,234,530	—	—
	Performance-Based LTIP Unit	7/29/2021	—	—	—	—	—	—	60,000[14]	1,722,600

Name	Award Type	Grant Date	Number of Securities Underlying Options Exercisable/ Units Convertible	Number of Securities Underlying Options Not Exercisable/ Units Not Convertible[1]	Option Expiration Date	Option Exercise Price ($)	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[3]
Steven A. Museles	Formation Unit	7/18/2017	10,108	10,107	7/18/2027	37.10	—	—	—	—
	Time-Based LTIP Unit	2/2/2018	—	—	—	—	1,273[4]	36,548	—	—
	Performance-Based LTIP Unit	2/2/2018	—	—	—	—	—	—	4,691[10]	134,679
	Formation Unit	8/2/2018	5,121	5,121	8/2/2028	37.10	—	—	—	—
	Time-Based LTIP Unit	11/12/2018	—	—	—	—	8,431[5]	242,054	—	—
	Time-Based LTIP Unit	1/10/2019	—	—	—	—	4,384[6]	125,865	—	—
	Performance-Based LTIP Unit	1/10/2019	—	—	—	—	—	—	3,850[11]	110,534
	Time-Based LTIP Unit	1/31/2020	—	—	—	—	9,198[7]	264,075	—	—
	Performance-Based LTIP Unit	1/31/2020	—	—	—	—	—	—	6,327[12]	181,641
	Time-Based LTIP Unit	1/1/2021	—	—	—	—	16,175[8]	464,384	—	—
	Performance-Based LTIP Unit	1/1/2021	—	—	—	—	—	—	7,802[13]	223,995
	Time-Based LTIP Unit	7/29/2021	—	—	—	—	43,000[9]	1,234,530	—	—
	Performance-Based LTIP Unit	7/29/2021	—	—	—	—	—	—	60,000[14]	1,722,600

[1] Represents the number of one-time AO LTIP equity-based awards designated as "Formation Units," under the partnership agreement and the Omnibus Plan awarded in July 2017, which vested 25% on each of the third and fourth anniversaries, and 50% of which will vest on the fifth anniversary, of the date of grant.

[2] The values under this column are calculated based on the closing price of our common shares of $28.71 as of December 31, 2021.

[3] The awards under this column are awards of Performance-Based LTIP Units. Performance-Based LTIP Units awarded in 2019, 2020 and 2021 do not have any value unless specified performance criteria are met and specified criteria for converting and/or redeeming the Performance-Based LTIP Units for common shares are also met. As of December 31, 2021, these criteria had not been met.

[4] Represents the number of Time-Based LTIP Units awarded on February 2, 2018, which vest 25% on each of the first four anniversaries of January 1, 2018.

[5] Represents the number of Time-Based LTIP Units awarded on November 12, 2018, which vest 50% on November 12, 2022 and 50% on November 12, 2023, conditioned on Amazon entering into definitive lease or asset purchase documentation with the Company prior to November 12, 2022. Such conditions have been met.

[6] Represents the number of Time-Based LTIP Units awarded on January 10, 2019, which vest 25% on each of the first four anniversaries of the date of grant.

[7] Represents the number of Time-Based LTIP Units awarded on January 31, 2020, which vest 25% on each of the first four anniversaries of January 1, 2020.

[8] Represents the number of Time-Based LTIP Units awarded on January 1, 2021, which vest 25% on each of the first four anniversaries of January 1, 2021.

[9] Represents the number of Time-Based LTIP Units awarded on July 29, 2021, which vest 50% on the fifth anniversary of grant and 25% on each of the sixth and seventh anniversaries of grant, subject to continued employment.

[10] Represents the unvested portion of Performance-Based LTIP Units awarded on February 2, 2018 which were earned at the maximum performance level. 50% of these Performance-Based LTIPs vested upon the Compensation Committee's determination of the amount of Performance-Based LTIP Units earned for the three-year performance period ended February 2, 2018 and 50% will vest on the fourth anniversary of the date of grant, subject to continued employment.

[11] As results as of December 31, 2021 indicate performance below threshold level, represents the number of Performance-Based LTIP Units awarded on January 10, 2019 at threshold level. On January 9, 2022, the three-year performance period ended with the awards earning below threshold level. As of January 9, 2022, the Performance-Based LTIP Units granted on January 10, 2019 were forfeited.

[12] As results as of December 31, 2021 indicate performance below threshold level, represents the number of Performance-Based LTIP Units awarded on January 31, 2020 at threshold level, which vest 50% upon Compensation Committee determination of the amount of Performance-Based LTIP Units earned for the three-year performance period and 50% on the fourth anniversary of the date of grant, subject to achievement of performance goals and continued employment.

[13] As results as of December 31, 2021 indicate performance below threshold level, represents the number of Performance-Based LTIP Units awarded on January 1, 2021 at threshold, which vest 50% upon Compensation Committee determination of the amount of Performance-Based LTIP Units earned for the three-year performance period and 50% on the fourth anniversary of the date of grant, subject to achievement of performance goals and continued employment.

[14] Represents the number of Performance-Based LTIP Units awarded on July 29, 2021, which may be incrementally earned based upon the Company's achievement of four share price targets within a seven-year performance period. 17.5%, 22.5%, 27.5%, and 32.5% of the award reported under "Target" is earned on each date prior to the seventh anniversary of the grant date on which the Company achieves average closing share price targets of $35.00, $40.00, $45.00, and $50.00, respectively, for a consecutive 20-trading day period. Any Performance-Based LTIPs Units earned will vest 50% on the fifth anniversary of grant and up to an additional 25% on each of the sixth and seventh anniversaries of grant, subject to continued employment.

2021 Option Exercises and Shares Vested

The following table sets forth information regarding the option exercises and share vesting during the fiscal year ending December 31, 2021. The Company has no outstanding options. There were no option exercises in fiscal year 2021 and the amount shown under "LTIP Awards" represents the vesting of Time-Based and Performance-Based LTIP Units. The value on vesting is calculated by multiplying the number of LTIP Units vested on each date by the market value of our common shares on such date, which is assumed to be the per share closing price on the NYSE.

| | Option Awards | | LTIP Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
W. Matthew Kelly	—	—	102,843	3,188,442
David P. Paul	—	—	51,698	1,610,872
M. Moina Banerjee	—	—	19,507	605,187
Kevin "Kai" Reynolds	—	—	27,808	861,897
Steven A. Museles	—	—	12,428	383,110

Employee Retirement Plan

We do not provide a retirement plan other than a 401(k) plan.

Deferred Compensation

We do not provide any deferred compensation programs.

Potential Payments upon Termination or Change in Control

The following summarizes the payments that we may be required to make to our named executive officers in connection with a termination of employment or change in control.

Employment Agreements

As described above, the Company previously entered into employment agreements with each of its named executive officers. The following discussion summarizes the payments we may be required to make under the employment agreements upon the following termination events: (i) termination by us without "cause" or by the executive for "good reason" other than a termination within two years following a "change in control" of the Company; (ii) termination by us without "cause" or by the named executive for "good reason" within two years following a "change in control" of the Company; and (iii) death or disability of the named executive officer. The potential payments to the named executive officers will vary depending on which one of these termination events occurs.

Regardless of the reason for any termination of employment, each named executive officer is entitled to receive the following benefits upon termination pursuant to his employment agreement with the Company: (i) payment of any unpaid portion of the named executive officer's base salary through the effective date of termination; (ii) payment of any accrued but unused vacation pay through the effective date of termination, to the extent provided by the Company's vacation policy; (iii) reimbursement for any outstanding reasonable business expenses; and (iv) payment of any compensation or benefits as may be required by any Company employee benefit plans or programs.

Termination by us for "Cause" or by the named executive officer without "Good Reason"

If we terminate any named executive officer's employment agreement for "cause" or the named executive officer terminates his or her employment agreement without "good reason," the executive will only receive the benefits described in the paragraph immediately above, regardless of the reason for the termination of employment.

Termination by us without "Cause" or by the named executive officer for "Good Reason", outside of a Change in Control

If we terminate any named executive officer without "cause" or a named executive officer terminates his or her employment for "good reason," in either case other than following the execution of a definitive agreement the consummation of which would result in, or within two years following, a change in control, the named executive will have the right to receive, in addition to the benefits to be provided regardless of the reason for the termination of employment, a severance payment that will consist of: (i) cash payment equal to one times the sum of the named executive officer's base salary and target bonus, (ii) a pro rata bonus for the year of termination, determined based on actual performance, (iii) health care continuation for 18 months, (iv) certain equity vesting benefits as described in the following sentence, and (v) any unpaid annual bonus for the year preceding the year of termination if the relevant measurement period for such bonus concluded prior to the termination date. With respect to the equity vesting benefits referenced in (iv) above, any outstanding unvested portion of the Formation Units the named executive officer received in connection with the formation (the "Initial Formation Award") and any LTIP Units or other equity awards without performance conditions will vest, and for any Performance-Based LTIP Units and other performance-based awards, a pro rata portion of the awards scheduled to vest on the next vesting date will vest (if earned pursuant to the terms and conditions of the award agreement) based on the number of days completed in the vesting cycle then in process for such awards up to and including the date of termination, divided by the total number of days in such vesting cycle; provided, however, that if any applicable award agreement would provide for more favorable treatment in a specific circumstance, such award agreement shall govern.

Termination by us without "Cause" or by the named executive officer for "Good Reason", following a Change in Control

If we terminate any named executive officer without "cause" or the named executive officer terminates his or her employment for "good reason," in either case following the execution of a definitive agreement the consummation of which would result in, or within two years following, a change in control, the named executive will have the right to receive, in addition to the benefits to be provided regardless of the reason for the termination of employment, a severance payment that will consist of: (i) cash payment equal to two times (or three times for W. Matthew. Kelly) the sum of such named executive officer's base salary and target bonus, (ii) a pro rata amount of his or her target annual bonus for the year of termination, (iii) health care continuation for two years, (iv) certain equity vesting benefits as described in the next sentence, and (v) any unpaid annual bonus for the year preceding the year of termination if the relevant measurement period for such bonus concluded prior to the termination date. With respect to the equity vesting benefits referenced in (iv) above, all outstanding unvested equity-based awards (including the named executive officer's Initial Formation Award) will vest.

For purposes of the employment agreements, the terms, "Cause," "Good Reason" and "Change in Control" are defined as follows:

"Cause" generally means the named executive officer's (i) conviction of, or plea of guilty or *nolo contendere* to, a felony; (ii) willful and continued failure to use reasonable best efforts to substantially perform his or her duties (other than such failure resulting from the named executive officer's incapacity due to physical or mental illness) that the named executive officer fails to remedy to our reasonable satisfaction within 30 days after our written notice of such failure; or (iii) willful misconduct that is materially economically injurious to us.

"Good reason" generally means: (i) a reduction in base salary or target annual bonus, (ii) a material diminution in position, authority, duties or responsibilities or the assignment of duties materially and adversely inconsistent with the named executive officer's position as provided under the named executive officer's employment agreement; (iii) a relocation of employment to a location outside of the Washington, DC metropolitan area; or (iv) our material breach of any provision of the employment agreement or any equity agreement with the named executive officer, which will be deemed to include (x) the named executive officer's not holding the title prescribed under the employment agreement, (y) failure of our successor to assume the employment agreement and (z) the named executive officer no longer reporting directly to our Chief Executive Officer (or, in the case of W. Matthew. Kelly, our Board).

"Change in Control" means the occurrence of one of the following events:

(i)   Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (1) the then-outstanding common shares (the "Outstanding Company Common Shares") or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of trustees (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this section, the following acquisitions shall not constitute a Change of Control: (a) any acquisition directly from the Company, (b) any acquisition by the Company, (c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its affiliates or (d) any acquisition by any entity pursuant to a transaction that complies with the provisions of sections (iii)(1), (2) and (3) below;

(ii) Any time at which individuals who, as of the date hereof, constitute the board of trustees of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a trustee subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the trustees then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of trustees or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors or trustees, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

The compensation payable to named executive officers upon such terminations or change in control will be paid in a single lump sum. The other benefits will be conditioned upon the named executive's continued compliance with the non-competition, non-solicitation, confidentiality and other covenants contained in the employment agreement. All of the foregoing benefits payable upon termination are conditioned upon the named executive's execution of a general release of claims.

Death or Disability

If a named executive's employment is terminated by reason of "disability" or death, the executive, or his or her beneficiary, legal representative or estate, in the case of his death, will be entitled to receive: (i) vesting of any outstanding unvested portion of the Initial Formation Award, (ii) vesting of a prorated portion of any outstanding unvested Performance-Based LTIP Units scheduled to vest on the next vesting date (if earned pursuant to the terms and conditions of the award agreement) based on the number of days completed in the vesting cycle then in process for such awards up to and including the date of termination, divided by the total number of days in such vesting cycle; provided, however, if any applicable award agreement would provide for more favorable treatment in a specific circumstance, such award agreement shall govern, (iii) vesting of all outstanding unvested LTIP Units, (iv) a pro rata bonus for the year of termination, determined based on actual performance, and (v) any unpaid annual bonus for the year preceding the year of termination if the relevant measurement period for such bonus concluded prior to the termination date. Under the employment agreement, the Company may terminate the named executive's employment for "disability" if, as a result of the executive's incapacity due to physical or mental illness, he or she has been substantially unable to perform his or her duties under the agreement for a continuous period of 180 days, and within 30 days after written notice of termination is given after such 180-day period, the executive shall not have returned to the substantial performance of his or her duties on a full-time basis.

Omnibus Plan

The Omnibus Plan provides that if the Company experiences a change in control, then the Compensation Committee may take one or more of the following actions with respect to outstanding awards, in its sole discretion: (i) settle the awards for an amount of cash or securities; (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards; (iii) modify the terms of such awards to add events, conditions or circumstances (including termination of employment within a specified period after a change in control) upon which the vesting of such awards or lapse of restrictions thereon will accelerate; (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the Compensation Committee) after closing or (v) provide that for a period of at least 20 days prior to the change in control, any stock options or stock appreciation rights that would not otherwise become exercisable prior to the change in control will be exercisable as to all shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the change in control and if the change in control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any stock options or stock appreciation rights not exercised prior to the consummation of the change in control will terminate and be of no further force and effect as of the consummation of the change in control. Under the Omnibus Plan, the term "change in control" has the same meaning assigned to such term in the employment agreements.

Unit Issuance Agreements

Four of our named executive officers received consideration consisting of OP Units in connection with the formation in 2017 for their ownership interests in the JBG management company that was contributed to us. These OP Units were issued pursuant to Unit Issuance Agreements that contained vesting and/or transfer restrictions. Fifty percent of such units vested at the consummation of the formation, with the remaining 50% scheduled to vest in equal monthly installments over a 30-month period beginning on February 1, 2020 and ending on July 1, 2022, as long as the individual remains employed by us (subject to accelerated vesting upon the employee's death or "disability," or the termination of the employee's employment with us or our affiliates without "cause" or by the employee for "good reason," or upon the occurrence of a "change in control" or upon non-renewal by us of the employee's employment agreement, as those terms are defined in the executive's employment agreement). The OP Units that were fully vested at the time of issuance were not be transferable or redeemable, including for our common shares or otherwise, for three years following the formation (subject to early termination of the transfer restrictions upon the occurrence of certain specified events similar to those that trigger accelerated vesting, as described above), except that up to 10% of an individual's total OP Units could be sold, pledged or redeemed for our common shares during that period (subject to the transfer and redemption restrictions imposed on the OP Units generally by the limited partnership agreement of our operating partnership). The OP Units that vest after issuance will be subject to the foregoing restrictions on transfer and redemption for five years following the formation(subject to early termination of the transfer restrictions upon the occurrence of certain specified events similar to those that trigger accelerated vesting, as described above).

Quantification of Benefits under the Termination and Change in Control Events

The following table summarizes the cash payments and estimated equivalent cash value of benefits that would have been provided to our named executive officers under the terms of their employment agreements described above upon termination under various scenarios, or upon a change in control without a termination, as of December 31, 2021.

	Termination			No Termination
Name	**Without Cause/For Good Reason**	**Without Cause/For Good Reason Upon or Within Two Years Following a Change of Control**	**Death/Disability**	**Change in Control[1]**
W. Matthew Kelly				
Cash Severance[2]	$ 1,500,000	$ 4,500,000	$ —	$ —
Pro Rata 2021 Bonus	$ 1,125,000[3]	$ 750,000[4]	$ 1,125,000[3]	$ —
Healthcare Benefits	$ 27,271	$ 36,361	$ —	$ —
Accelerated Vesting of Time-Based LTIP Units[5]	$11,877,672	$11,877,672	$11,877,672	$ —
Accelerated Vesting of Performance-Based LTIP Units[6]	$ 1,346,987	$ 1,346,987	$ 1,346,987	$ —
Accelerated Vesting of Initial Formation Award[7]	$ —	$ —	$ —	$ —
Cancellation of Equity Awards in Exchange for Cash	$ —	$ —	$ —	$31,051,186
Accelerated OP Units under Unit Issuance Agreement[8]	$ 3,424,127	$ 3,424,127	$ 3,424,127	$ 3,424,127
David P. Paul				
Cash Severance[2]	$ 1,250,000	$ 2,500,000	$ —	$ —
Pro Rata 2021 Bonus	$ 937,500[3]	$ 625,000[4]	$ 937,500[3]	$ —
Healthcare Benefits	$ 24,255	$ 32,340	$ —	$ —
Accelerated Vesting of Time-Based LTIP Units[5]	$ 2,965,973	$ 2,965,973	$ 2,965,973	$ —
Accelerated Vesting of Performance-Based LTIP Units[6]	$ 769,715	$ 769,715	$ 769,715	$ —
Accelerated Vesting of Initial Formation Award[7]	$ —	$ —	$ —	$ —
Cancellation of Equity Awards in Exchange for Cash	$ —	$ —	$ —	$ 8,262,135
Accelerated OP Units under Unit Issuance Agreement[8]	$ 1,521,142	$ 1,521,142	$ 1,521,142	$ 1,521,142
M. Moina Banerjee				
Cash Severance[2]	$ 1,100,000	$ 2,200,000	$ —	$ —
Pro Rata 2021 Bonus	$ 825,000[3]	$ 550,000[4]	$ 825,000[3]	$ —
Healthcare Benefits	$ 27,271	$ 36,361	$ —	$ —
Accelerated Vesting of Time-Based LTIP Units[5]	$ 2,563,975	$ 2,563,975	$ 2,563,975	$ —
Accelerated Vesting of Performance-Based LTIP Units[6]	$ 269,386	$ 269,386	$ 269,386	$ —
Accelerated Vesting of Initial Formation Award[7]	$ —	$ —	$ —	$ —
Cancellation of Equity Awards in Exchange for Cash	$ —	$ —	$ —	$ 6,640,795
Accelerated OP Units under Unit Issuance Agreement[8]	$ 476,902	$ 476,902	$ 476,902	$ 476,902

Name	Termination			No Termination
	Without Cause/For Good Reason	Without Cause/ For Good Reason Upon or Within Two Years Following a Change of Control	Death/ Disability	Change in Control[1]
Kevin "Kai" Reynolds				
Cash Severance[2]	$ 1,000,000	$ 2,000,000	$ —	$ —
Pro Rata 2021 Bonus	$ 750,000[3]	$ 500,000[4]	$ 750,000[3]	$ —
Healthcare Benefits	$ 27,271	$ 36,361	$ —	$ —
Accelerated Vesting of Time-Based LTIP Units[5]	$ 3,405,925	$ 3,405,925	$ 3,405,925	$ —
Accelerated Vesting of Performance-Based LTIP Units[6]	$ 365,593	$ 365,593	$ 365,593	$ —
Accelerated Vesting of Initial Formation Award[7]	$ —	$ —	$ —	$ —
Cancellation of Equity Awards in Exchange for Cash	$ —	$ —	$ —	$ 8,806,534
Accelerated OP Units under Unit Issuance Agreement[8]	$ 1,145,127	$ 1,145,127	$ 1,145,127	$ 1,145,127
Steven A. Museles				
Cash Severance[2]	$ 800,000	$ 1,600,000	$ —	$ —
Pro Rata 2021 Bonus	$ 600,000[3]	$ 400,000[4]	$ 600,000[3]	$ —
Healthcare Benefits	$ 24,255	$ 32,340	$ —	$ —
Accelerated Vesting of Time-Based LTIP Units[5]	$ 2,367,455	$ 2,367,455	$ 2,367,455	$ —
Accelerated Vesting of Performance-Based LTIP Units[6]	$ 134,679	$ 134,679	$ 134,679	$ —
Accelerated Vesting of Initial Formation Award[7]	$ —	$ —	$ —	$ —
Cancellation of Equity Awards in Exchange for Cash	$ —	$ —	$ —	$ 6,289,414

[1] Consists of a Change in Control under the Omnibus Plan in which the Compensation Committee, in its sole discretion, elects to settle all outstanding awards, whether vested or unvested, for cash, as permitted under the Omnibus Plan. Amounts assume that, with respect to the Performance-Based LTIP Units, the Compensation Committee elects, in its sole discretion, to deem the performance conditions satisfied at maximum level, as permitted under the Omnibus Plan. Amounts calculated as the product of (x) the number of any Time-Based LTIP Units that have not vested and the number of all Performance-Based LTIP Units, at the maximum level, that have not vested, respectively, multiplied by (x) the closing price of our common shares of $28.71 on December 31, 2021. No value is attributable to the Formation Units because the "participation threshold" ($37.10) of the Formation Units was in excess of the closing price of our common shares on December 31, 2021.

[2] Represents cash severance payment based on 2021 base salary and 2021 target bonus.

[3] Based on the assumption that the termination of employment occurs on December 31, 2021, the "pro rata" bonus payment is equivalent to the actual bonus paid for such entire fiscal year.

[4] Based on the assumption that the termination of employment occurs on December 31, 2021, the "pro rata" bonus payment is equivalent to the target bonus for such fiscal year.

[5] Amount calculated as (i) the number of units that have not vested (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2021 Table) multiplied by (ii) the closing price of our common shares of $28.71 on December 31, 2021.

[6] Represents the portion of performance-based LTIP Units granted in 2018 that have been earned but remained unvested as of December 31, 2021 (amounts calculated as (i) number of unvested, earned units from the performance-based LTIP Units granted in 2018 multiplied by (ii) the closing price of our common shares of $28.71 on December 31, 2021). Other performance-based LTIP Units amounts calculated based on our absolute TSR and TSR relative to our peer group for each Performance-Based LTIP Unit award over a specified period ending December 31, 2021 and (i) for termination without Cause or for Good Reason not in connection with a Change in Control, or termination upon death or Disability, represents a pro rata portion of the awards scheduled to vest on the next vesting date, except where the award agreement provides for more favorable treatment, and (ii) for termination without Cause or for Good Reason upon or within two years following a Change in Control, represents full vesting of the award.

[7] Accelerated vesting of Formation Units is calculated as the difference between the closing price of our common shares of $28.71 on December 31, 2021 and the "participation threshold" ($37.10) of the Formation Units, which value is negative.

[8] Accelerated vesting of OP Units under the Unit Issuance Agreements is calculated as (i) the number of OP Units that have not vested multiplied by (ii) the closing price of our common shares of $28.71 on December 31, 2021.

Equity Compensation Plan Information

The following table sets forth certain information concerning our common shares authorized for issuance under the Omnibus Plan and our Employee Share Purchase Plan (the "ESPP") as of December 31, 2021.

Name	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by shareholders[1]	9,207,548[2]	$—	10,732,901[3]
Equity compensation plans not approved by shareholders	—	—	—
Total equity compensation plans	9,207,548	$—	10,732,901

[1] Each of the Omnibus Plan, as subsequently amended, and the ESPP was adopted by our Board on June 23, 2017, approved by our sole shareholder on July 10, 2017 and became effective as of July 17, 2017.

[2] This amount represents the number of our common shares that may be issued upon conversion of OP units, including those that may be received upon conversion of LTIP Units, Time-Based LTIP Units, Performance-Based LTIP Units and Formation Units awarded under the Omnibus Plan. This amount assumes that the maximum number of our common shares is issued upon achievement of the performance targets for the Performance-Based LTIP Units.

[3] As of December 31, 2021, there were 8,860,488 common shares available for future issuance under the Omnibus Plan and 1,872,413 common shares available for future issuance under the ESPP.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee (excluding our CEO). The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

To identify the "median employee" from our employee population, we used W-2 Medicare compensation for employees (annualizing such compensation for employees who had worked less than the 12-month period) and excluding our CEO from the calculation. We did not use any statistical sampling techniques and did not make any cost of living adjustments in identifying our median employee. Using this methodology, we determined that we had 1,006 employees as of December 31, 2021. We identified our median employee from this employee population.

The 2021 annual total compensation as determined under Item 402 of Regulation S-K for our CEO was $16,099,515. The 2021 annual total compensation as determined under Item 402 of Regulation S-K for our median employee was $85,139. The ratio of our CEO's annual total compensation to our median employee's annual total compensation for fiscal year 2021 is 189.1 to 1. The SEC's rules for calculating the required pay ratio permit companies to use reasonable estimates and assumptions in their methodologies, and companies have different employee populations and compensation practices. As a result, pay ratios reported by other companies may not be comparable to the pay ratio reported above.

Security Ownership of Certain Beneficial Owners and Management

As of February 28, 2022, we had approximately 127.3 million common shares outstanding and 12.8 million OP Units outstanding (other than OP Units owned by us) for an aggregate of approximately 140.1 million outstanding shares and OP Units. This section sets forth information regarding the beneficial ownership of our executive officers, trustees and holders known to us to hold more than 5% of our common shares.

Security Ownership of Trustees and Executive Officers

The table below sets forth the beneficial ownership of the Company's securities by its trustees, named executive officers and trustees and executive officers as a group as of February 28, 2022.

The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all securities shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Unless otherwise indicated, the address of each named person is c/o JBG SMITH Properties, 4747 Bethesda Avenue, Suite 200, Bethesda, MD 20814.

To our knowledge, no shares beneficially owned by any executive officer or trustee, except Robert A. Stewart, have been pledged as security.

	Number of Common Shares and OP Units[1]	Percentage of All Common Shares[2]	Percentage of All Common Shares and OP Units[3]
W. Matthew Kelly[4]	736,938	*%	*%
M. Moina Banerjee[5]	206,620	*	*
Phyllis R. Caldwell[6]	4,434	*	*
Scott A. Estes[7]	64,395	*	*
Alan S. Forman[8]	15,871	*	*
Michael J. Glosserman[9]	466,963	*	*
Charles E. Haldeman, Jr.[10]	108,410	*	*
Alisa M. Mall[11]	7,790	*	*
Carol A. Melton[12]	25,910	*	*
William J. Mulrow[13]	20,241	*	*
Steven A. Museles[14]	30,275	*	*
David P. Paul[15]	700,140	*	*
Kevin "Kai" Reynolds[16]	456,034	*	*
D. Ellen Shuman[17]	23,135	*	*
Robert A. Stewart[18]	1,006,493	*	*
All trustees and executive officers as a group (16 people)	8,666,713	6.59%	6.08%

* Less than 1.0%

(1) Includes, for the named person(s), the sum of (a) the total number of common shares and (b) the total number of common shares issuable to such person(s) upon exchange of certain interests in our Operating Partnership within 60 days of February 28, 2022, including vested OP Units and booked-up, vested LTIP Units, which are exchangeable for common shares upon conversion to OP Units.

(2) The total number of common shares deemed outstanding and used in calculating this percentage for the named person(s) is the sum of (a) 127,273,215 common shares outstanding within 60 days of February 28, 2022 and (b) the number of common shares that are issuable to such person(s) upon exchange of certain interests in our Operating Partnership that are exchangeable for common shares within 60 days of February 28, 2022, including vested OP units and booked-up, vested LTIP Units, which are exchangeable for common shares upon conversion to OP Units. Assumes that all vested OP Units and all booked-up, vested LTIP Units that each person owns have been exchanged for common shares.

(3) The total number of common shares and OP Units deemed outstanding and used in calculating this percentage for the named person(s) is the sum of (a) 127,273,215 common shares outstanding within 60 days of February 28, 2022, (b) 12,700,529 OP Units vested and outstanding within 60 days of February 28, 2022 (other than OP Units held by us) and (c) 2,480,710 outstanding booked-up, vested LTIP Units, which are exchangeable for common shares upon conversion to OP Units. Assumes that all outstanding booked-up, vested LTIP Units that each person owns have been converted into OP Units.

(4) Consists of 52,461 common shares, 300,255 vested OP Units and 384,222 vested LTIP Units (including 43,503 LTIP Units granted in lieu of cash bonus) convertible into OP Units within 60 days of February 28, 2022. Does not include 320,000 OP Units held through a limited liability company in which certain trusts for the benefit of parties other than Mr. Kelly own equity interests, as to which Mr. Kelly disclaims beneficial ownership. The total excludes Performance-Based LTIP Units that remain subject to performance-based vesting conditions, 453,793 Time-Based LTIP units that remain subject to time-based vesting conditions and 34,076 unvested OP Units that are subject to Unit Issuance Agreement vesting restrictions.

(5) Consists of 143,413 vested OP Units and 63,207 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022. The total excludes Performance-Based LTIP Units that remain subject to performance-based vesting conditions, 97,425 Time-Based LTIP Units that remain subject to time-based vesting conditions and 4,746 unvested OP Units that are subject to Unit Issuance Agreement vesting restrictions.

(6) Consists of 4,434 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022.

(7) Consists of 40,000 common shares and 24,395 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022.

(8) Consists of 15,871 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022.

(9) Consists of 451,177 vested OP Units and 15,786 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022. The total excludes 19,894 unvested OP Units that are subject to Unit Issuance Agreement vesting restrictions.

(10) Consists of 85,000 common shares and 23,410 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022.

(11) Consists of 7,790 vested LTIP Units convertible into OP Units within 60 days of, 2022.

(12) Consists of 2,500 common shares and 23,410 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022.

(13) Consists solely of 20,241 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022.

(14) Consists of 4,416 common shares and 25,859 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022. The total excludes Performance-Based LTIP Units that remain subject to performance-based vesting conditions and 89,153 Time-Based LTIP Units that remain subject to time-based vesting conditions.

(15) Consists of 30,181 common shares, 462,472 vested OP Units and 207,487 vested LTIP Units (including 36,253 LTIP Units granted in lieu of cash bonus) convertible into OP Units within 60 days of February 28, 2022. The total excludes Performance-Based LTIP Units that remain subject to performance-based vesting conditions, 102,790 Time-Based LTIP Units that remain subject to time-based vesting conditions and 15,138 unvested OP Units that are subject to Unit Issuance Agreement vesting restrictions.

(16) Consists of 16,009 common shares, 348,857 vested OP Units and 91,168 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022. The total excludes Performance-Based LTIP Units that remain subject to performance-based vesting conditions, 127,648 Time-Based LTIP Units that remain subject to time-based vesting conditions and 11,396 unvested OP Units that are subject to Unit Issuance Agreement vesting restrictions.

(17) Consists solely of 23,135 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022.

(18) Consists of 122,790 common shares, 728,904 vested OP Units and 154,799 vested LTIP Units convertible into OP Units within 60 days of February 28, 2022. The total excludes Performance-Based LTIP Units that remain subject to performance-based vesting conditions, 6,897 Time-Based LTIP Units that remain subject to time-based vesting conditions and 26,912 unvested OP Units that are subject to Unit Issuance Agreement vesting restrictions. Of the 728,904 vested OP Units owned by Mr. Stewart, 359,183 OP Units are pledged as collateral for a line of credit.

Security Ownership of Certain Beneficial Owners

The following table sets forth the beneficial ownership of the Company's securities by each holder of five percent or more of our common shares as of February 28, 2022.

	Number of Common Shares and Partnership Units[1]	Percentage of All Common Shares	Percentage of All Common Shares and Partnership Units[2]
The Vanguard Group, Inc.[3] 100 Vanguard Boulevard Malvern, PA 19355	17,418,446	13.69%	12.23%
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	14,038,525	11.03%	9.85%
T. Rowe Price Associates, Inc.[5] 100 E. Pratt Street Baltimore, MD 21202	7,555,578	5.94%	5.30%
JPMorgan Chase & Co.[6] 383 Madison Avenue, New York, NY 10179	6,808,561	5.35%	4.78%

[1] Consists solely of common shares.

[2] The total number of common shares and OP Units deemed outstanding and used in calculating this percentage for the named person(s) is the sum of (a) 127,273,215 common shares outstanding within 60 days of February 28, 2022, (b) 12,700,529 OP Units vested and outstanding within 60 days of February 28, 2022 (other than OP Units held by us) and (c) 2,480,710 outstanding booked-up, vested LTIP Units, which are exchangeable for common shares upon conversion to OP Units. Assumes that all outstanding booked-up, vested LTIP Units that each person owns have been converted into OP Units.

[3] Based on information provided in a Schedule 13G/A filed on February 10, 2022 by The Vanguard Group. The Vanguard Group has sole voting power with respect to no common shares, shared voting power with respect to 178,106 common shares, sole dispositive power with respect to 17,135,478 common shares and shared dispositive power with respect to 282,968 common shares.

[4] Based on information provided in a Schedule 13G/A filed on January 27, 2022 by BlackRock. BlackRock has sole voting power with respect to 12,596,312 common shares and sole dispositive power with respect to 14,038,525 common shares.

[5] Based on information provided in a Schedule 13G filed on February 14, 2022 by T. Rowe Price. T. Rowe Price has sole voting power with respect to 2,248,758 common shares and sole dispositive power with respect to 7,555,578 common shares.

[6] Based on information provided in a Schedule 13G filed on January 24, 2022 by JPMorgan Chase & Co. JPMorgan Chase & Co. has sole voting power with respect to 6,675,523 common shares and sole dispositive power with respect to 6,808,487 common shares.

Certain Relationships and Related Party Transactions

Related Party Transactions

Our Board has adopted a policy regarding transactions with related persons, which we refer to as our "related party transactions policy." Our related party transactions policy requires that a "related party," which is defined as (i) any person who is or was a trustee, nominee for trustee, or executive officer of the Company at any time since the beginning of the last fiscal year, even if such person does not presently serve in that role; (ii) any person known by the Company to be the beneficial owner of more than 5% of the Company's common shares when the related party transaction in question is expected to occur or exist (or when it occurred or existed); and (iii) any person who is or was an immediate family member of any of the foregoing when the related party transaction in question is expected to occur or exist (or when it occurred or existed), must promptly disclose any "related party transaction" (defined as any transaction directly or indirectly involving any related party that is required to be disclosed under Item 404(a) of Regulation S-K) to the Chief Legal Officer. Related party transactions must be approved or ratified by either the Corporate Governance and Nominating Committee or the full Board.

Management Subcontracts

We provide third-party asset management and real estate services for the benefit of the JBG Legacy Funds, which are entities owned in part by members of our senior management, and the Impact Pool. Such services are provided pursuant to management subcontracts and other service agreements. In 2021, we earned approximately $22.6 million, including expense reimbursements, in aggregate fees pursuant to these agreements.

Robert A. Stewart Separation Agreement

In connection with Mr. Stewart's retirement from his officer role with the Company, effective July 31, 2020, we entered into a separation and release agreement with Mr. Stewart, pursuant to which Mr. Stewart's unvested equity awards will remain outstanding following July 31, 2020 and will continue to vest in accordance with their terms for so long as Mr. Stewart continues to serve as a member of the Board. In addition, the separation agreement provides that Mr. Stewart will continue to receive Company-provided medical insurance coverage for a period of 18 months commencing July 31, 2020.

Strategic Joint Venture in National Landing

In April 2021, the Company entered into a joint venture with an institutional investor advised by J.P. Morgan Global Alternatives to design, develop, manage, and own approximately 2.0 million square feet of new mixed- use development located in Potomac Yard, the southern portion of National Landing. As part of the transaction, our venture partner required the liquidation of a promote interest in the land contributed by it to the new ventures; this promote interest was acquired in 2013 by certain employees and affiliates of the JBG Companies, one of our predecessors, which at the time employed current members of our Board of Trustees and management. During the three months ended June 30, 2021, the total amount of the liquidated promote interest paid was $17.5 million, and, following approval by our Governance Committee pursuant to our related party transaction policy, certain of our executive officers and trustees received a portion of that amount as follows: Mr. Kelly received $1,147,130, Mr. Stewart and Mr. Glosserman each received $1,153,215, Mr. Paul received $292,900, Mr. Reynolds received $159,416, Ms. Banerjee received $87,419 and Mr. Xanders received $14,570. The remaining $13.5 million of the $17.5 million was paid to the former employees and affiliates of the JBG Companies, including over 40 individuals, some of whom are employees of the Company.

Partnership Agreement

In connection with the formation, in July 2017, we entered into the partnership agreement with the limited partners, some of whom are our trustees and executive officers, in our operating partnership. As of the Record Date, we owned, directly or indirectly, approximately 90.8% of the partnership interests in our operating partnership. In the future, we may issue additional interests in our operating partnership to trustees or executive officers.

Subject to certain specified notice requirements, periodic limits and minimum thresholds set forth in the partnership agreement, a limited partner may generally exercise a redemption right to redeem OP Units at any time beginning the later of (1) August 1, 2018 and (2) twelve months from the date of the issuance of the limited partnership units held by the limited partner, subject to certain limitations in terms of timing and the total number of OP Units that can be redeemed in a single year. In addition, we may reduce or waive the holding period.

Indemnification Agreements

We entered into indemnification agreements with each of our trustees and executive officers that provide for indemnification to the maximum extent permitted by Maryland law. Maryland law permits a real estate investment trust to indemnify its present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and
(i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the trustee or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland real estate investment trust may not indemnify for an adverse judgment in a suit by or in the right of the real estate investment trust or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a real estate investment trust to advance reasonable expenses to a trustee or officer upon the real estate investment trust's receipt of (a) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the real estate investment trust and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the real estate investment trust if it shall ultimately be determined that the standard of conduct was not met.

Miscellaneous

Other Matters to Come Before the Annual Meeting

No other matters are to be presented for action at the Annual Meeting other than as set forth in this Proxy Statement. If other matters properly come before the meeting, however, the persons named in the proxy card will vote all proxies solicited by this Proxy Statement as recommended by the Board, or, if no such recommendation is given, in their own discretion.

Shareholder Proposals and Nominations for the 2023 Annual Meeting

Any proposal of a shareholder intended to be included in our proxy statement for the 2023 Annual Meeting pursuant to SEC Rule 14a-8 must be received by us no later than November 17, 2022 unless the date of our Annual Meeting is more than 30 days before or after April 29, 2023, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials. All proposals should be directed to our Corporate Secretary, at 4747 Bethesda Avenue, Suite 200, Bethesda, MD 20814.

In addition to satisfying the foregoing advance notice requirements under our bylaws, to comply with the universal proxy rules under the Securities Exchange Act of 1934, as amended, shareholders who intend to solicit proxies in support of trustee nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than February 28, 2023. In addition, any shareholder who wishes to propose a nominee to the Board or propose any other business to be considered by the shareholders (other than a shareholder proposal included in our proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) must comply with the advance notice provisions and other requirements of Article II, Section 12 of our bylaws, which are on file with the SEC and may be obtained from Investor Relations upon request. These notice provisions require that nominations of persons for election to the Board and the proposal of business to be considered by the shareholders for the 2023 Annual Meeting must be received no earlier than October 18, 2022 and no later than 5:00 p.m., Eastern Time, on November 17, 2022. If, however, the 2023 Annual Meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the Annual Meeting, notice by the shareholder to be timely must be received no earlier than the 150th day prior to the date of the meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of the meeting or the tenth day following the date of the first public announcement of the meeting.

Householding of Proxy Materials

If you and other residents at your mailing address own common shares in street name, your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold shares through that broker or bank. This practice of sending only one copy of proxy materials is known as "householding." If you did not respond that you did not want to participate in householding, you were deemed to have consented to the process. If the foregoing procedures apply to you, your broker has sent one copy of our Annual Report and Proxy Statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm and your account number to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717 (telephone number: 1-866-540-7095). The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this Proxy Statement or our Annual Report, we will promptly send a copy to you if you address your written request to or call JBG SMITH Properties, 4747 Bethesda Avenue, Suite 200, Bethesda, MD 20814, Attention: Barbat Rodgers at (240) 333-3805 or email ***brodgers@jbgsmith.com***. If you are receiving multiple copies of our Annual Report and Proxy Statement, you can request householding by contacting Investor Relations in the same manner.

Important Notice Regarding The Availability of Proxy Materials for The Shareholder Meeting to Be Held on April 29, 2022

This Proxy Statement and our 2021 Annual Report are available on our website at *www.jbgsmith.com*. Information on or accessible through our website is not and should not be considered part of this Proxy Statement. In addition, our shareholders may access this information, as well as transmit their voting instructions, at *www.proxyvote.com* by having their proxy card and related instructions in hand.

Additional copies of this Proxy Statement and our Annual Report will be furnished to our shareholders upon written request to the Corporate Secretary at the mailing address for our executive offices set forth on the first page of this Proxy Statement.

By Order of the Board of Trustees,



Steven A. Museles
***Chief Legal Officer and
Corporate Secretary***

Bethesda, Maryland
March 17, 2022

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2022

Notice of Annual Meeting of Shareholders and Proxy Statement

 JBG SMITH